

SOUTHLAND HOLDINGS, INC.

2024 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File Number: 001-41090

Southland Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**87-1783910**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 Kubota Dr.
Grapevine, TX 76051
(Address of principal executive offices) (Zip Code)

(817) 293 - 4263
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	SLND	NYSE American LLC
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	SLND WS	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

As of February 24, 2025, 53,987,069 shares of common stock, par value $0.0001 per share, were issued and outstanding. The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $57,451,112 as of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, based on the last sales price of the registrant's common stock as reported on the NYSE American LLC on such date. For purposes of the preceding sentence only, all directors, executive officers and beneficial owners of 10% or more of the shares of the registrant's common stock are assumed to be affiliates.

Documents Incorporated by Reference:

Items 10, 11, 12, 13, and 14 of Part III incorporate information by reference from the registrant's definitive proxy statement relating to its 2025 annual meeting of stockholders (the "2025 Proxy Statement") to be filed with the Securities and Exchange Commission no later than 120 days after the close of the registrant's fiscal year to which this report relates.

TABLE OF CONTENTS

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Unless otherwise stated in this Annual Report on Form 10-K (this "Annual Report"), references to the "Company," "our," "us," "we," or "Southland" refer to Southland Holdings, Inc. and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act"), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements are based on the reasonable beliefs and assumptions of our management. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words "believes," "estimates," "expects," "projects," "forecasts," "may," "will," "should," "seeks," "plans," "scheduled," "anticipates," "intends" or similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about our ability to:

- Access, collect and use personal data about consumers;
- Execute our business strategy, including monetization of services provided and expansions in and into existing and new lines of business;
- Anticipate the uncertainties inherent in the development of new business lines and business strategies;
- Retain and hire necessary employees;
- Increase brand awareness;
- Attract, train and retain effective officers, key employees or directors;
- Upgrade and maintain information technology systems;
- Potential disruptions, failures or security breaches of the information technology systems on which we rely to conduct our business;
- Acquire, develop and protect intellectual property;
- Meet future liquidity requirements, maintain adequate working capital and comply with restrictive covenants related to long-term indebtedness;
- Effectively respond to general economic, socioeconomic and other business conditions;
- Maintain the listing of our securities on the NYSE American LLC ("NYSE") or another national securities exchange;
- Obtain additional capital, including use of debt and capital markets;
- Achieve or enhance future operating and financial results;
- Anticipate rapid technological changes;
- Comply with laws and regulations applicable to its business, including but not limited to laws and regulations related to data privacy and insurance operations;
- Stay abreast of modified or new laws and regulations applying to our business;
- Anticipate the impact of, and respond to, new accounting standards;
- Anticipate any change in interest rates which would change our cost of capital;
- Anticipate the significance and timing of contractual obligations;
- Maintain key strategic relationships with customers, partners and distributors;
- Respond to uncertainties associated with product and service development and market acceptance;
- Anticipate the ability of the renewable sector or any other current or potential sectors to develop to the size or at the rate it expects;
- Anticipate the impact of various federal, state, and local government funding initiatives;
- Manage to finance operations on an economically viable basis;
- Anticipate the impact of new U.S. federal income tax law, including the impact on deferred tax assets;
- Successfully defend, pursue or collect claims and litigation; and
- Anticipate and respond to changes in the domestic or international trade laws, including tariffs.

Forward-looking statements are not guarantees of performance and speak only as of the date hereof. While we believe that these forward-looking statements are reasonable, there can be no assurance that we will achieve or realize these plans, intentions, or expectations. You should understand that the following important factors, in addition to those discussed under the heading "*Item 1A. Risk Factors*" and elsewhere in this Annual Report, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this Annual Report:

- Litigation, complaints, product liability claims and/or adverse publicity;
- The impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability;
- Increases and decreases in utility and other energy costs, increased costs related to utility or governmental requirements; and
- Privacy and data protection laws, privacy or data breaches or the loss of data

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this Annual Report are more fully described under the heading "*Item 1A. Risk Factors*" and elsewhere in this Annual Report. The risks described under the heading "*Item 1A. Risk Factors*" are not exhaustive. Other sections of this Annual Report may describe additional factors that could adversely affect our business, financial condition or results of operations. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on the business, nor the extent to which any factor or combination of facts may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect our reasonable beliefs and opinions on the relevant subject. These statements are based upon information available to us, as applicable, as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, involve risks and are subject to change based on various factors, including those discussed under the headings "*Item 1A. Risk Factors*" and "*Item 7. Management Discussion and Analysis*" in this Annual Report.

BASIS OF PRESENTATION

On May 25, 2022, Legato Merger Corp. II, a Delaware corporation ("Legato II" and, after the Merger as described below "Southland"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Legato Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Legato II ("Merger Sub"), and Southland Holdings LLC, a Texas limited liability company ("Southland LLC").

On February 14, 2023 (the "Closing Date"), as contemplated by the Merger Agreement, Merger Sub merged with and into Southland LLC, with Southland LLC surviving the merger as a wholly owned subsidiary of Legato II (the "Merger"). The transactions contemplated by the Merger Agreement are referred to herein collectively as the "Business Combination." In connection with the Business Combination, Legato II changed its name to "Southland Holdings, Inc."

The Merger was accounted for as a reverse recapitalization with Southland LLC as the accounting acquirer and Legato II as the acquired company for accounting purposes. Accordingly, all historical financial information presented in the consolidated financial statements represents the accounts of Southland and its subsidiaries as if Southland had been the predecessor Company. The structure of Southland's historical common equity structure was in the form of membership percentages and no shares were issued. As such, reporting periods prior to the three months ended March 31, 2023, will not present share or per share data.

Holders of 25,193,748 shares of Legato II common stock elected to have their shares redeemed in connection with the Business Combination. At the closing of the Business Combination, the Company issued 33,793,111 shares of common stock to the former members of Southland ("Southland Members") in exchange for their membership interests in Southland ("Southland Membership Interests").

Our common stock, par value $0.0001 per share ("Common Stock"), and redeemable warrants, exercisable for shares of Common Stock at an exercise price of $11.50 per share ("Warrants"), trade on NYSE under the symbols "SLND" and "SLND WS," respectively.

Part I

Item 1. Business

Overview

Southland is a diverse leader in specialty infrastructure construction with roots dating back to 1900. The end markets for which we provide services cover a broad spectrum of specialty services within infrastructure construction. We design and construct projects in the bridges, tunnels, communications, transportation and facilities, marine, steel structures, water and wastewater treatment, and water pipelines end markets.

Southland is based in Grapevine, Texas. It is the parent company of Johnson Bros. Corporation, American Bridge Company, Oscar Renda Contracting, Southland Contracting, Mole Constructors, and Heritage Materials. With the combined capabilities of these six primary subsidiaries, Southland has become a diversified industry leader with projects spanning North America in various end markets.

In the second quarter of 2023, Southland decided to discontinue certain types of projects in its Materials & Paving business line ("M&P") and sold assets related to producing large scale concrete and asphalt. M&P is reported in the Transportation segment. The Company will not be pursuing production of concrete and asphalt products for use on self-performed paving projects where the majority of the scope of work contains large-scale concrete and asphalt production or sale of asphalt and concrete products to third parties. This operational shift will allow the Company to better focus its resources on more profitable lines of business.

Reportable Segments

We manage Southland in two distinct segments: Civil and Transportation.

Our Civil segment operates throughout North America and specializes primarily in services that include the design and construction of water pipeline, pump stations, lift stations, water and wastewater treatment plants, concrete and structural steel, outfall, and tunneling.

Our Transportation segment operates primarily throughout North America and specializes primarily in services that include the design and construction of bridges, roadways, marine, dredging, ship terminals and piers, and specialty structures and facilities. Our Transportation segment is responsible for the construction of bridges and structures throughout North America, and other parts of the world, including many of the most recognizable bridges, convention centers, sports stadiums, marine facilities, and Ferris wheels in the world.

Customers

Our customers are a mixture of public and private entities. Our public sector includes certain federal agencies, state departments of transportation, local transit authorities, county and city public works departments, and utilities, while our private customers consist largely of the owners of industrial, commercial, and residential sites. The majority of both our public and private customers are located in the United States; however, we have large projects in Canada and the Bahamas, and experience in worldwide markets.

Management within each of our business segments is responsible for cultivating and maintaining successful long-term relationships with customers. Our local and corporate management teams build relationships with current and potential customers in order to better understand and serve their needs which benefits us in the competitive bid process.

We believe that our strategic relationships with customers will result in future opportunities. While relationships are important, we realize that future opportunities also require cost effective bids, as pricing is a key element for most construction projects.

Strategy

Southland exists to build great things that shape our landscape and foster reliable infrastructure for future generations. Across our regional base of offices, Southland provides both Civil and Transportation infrastructure projects to a diverse base of public and private clients. These clients benefit from our market intelligence, local relationships, and our expert knowledge of design and construction.

- *Self-Performance and Technical Experts.* Our business model emphasizes self-performance of a significant portion of our work. This allows us to better manage costs by minimizing the use of third-party service providers, which can be more difficult to budget and can delay project schedules beyond our control. Our expertise in a wide range of technical areas allows us to form internal joint ventures which contribute to better cost management.

- *Significantly Owned Equipment Fleet.* Many of our services are equipment intensive. The cost of construction equipment, and in some cases, the availability of construction equipment, provides a significant barrier to entry into several of our businesses. We believe that our preference of ownership, rather than reliance on renting and leasing, of a large and varied construction fleet and maintenance facilities enhances our access to reliable equipment at a favorable cost and allows us to capture additional margin. We currently own and maintain more than 3,500 active pieces of equipment with a fair market value exceeding $300 million.

- *Selective Bidding.* We selectively bid on projects that we believe offer an opportunity to meet our profitability objectives or that offer the opportunity to enter promising new markets. In addition, we review our bidding opportunities to attempt to minimize concentration of work with any one customer, in any one industry, or in stressed labor markets. We believe that by carefully positioning ourselves in market segments that have meaningful barriers to entry, we can continue to be competitive.

- *Maintain a Strong Balance Sheet and Bonding Capacity.* We seek to maintain a strong balance sheet and bonding capacity to target varying sizes of contract work. This limits the number of competitors we bid against, as smaller, local companies are often not able to bid on larger or more technical projects.

- *Geographically Diverse.* We have people and offices across North America which allow us to compete at a national level rather than being restricted to certain regions or states.

- *Growth Through Controlled Expansion.* We continue to grow Southland by expanding the scope of services offered or through growing our market share in our existing specialties. In addition, we continue to evaluate acquisitions that offer growth opportunities and the ability to leverage our resources and expertise as a leader in the Transportation and Civil segments.

- *Appropriate Mix of Large-Scale and Small-Scale Projects.* We target a mix of large-scale and small-scale projects in our bidding which mitigates risk as it relates to specific customers or projects.

Seasonal, Cyclicality, and Variability

The results of our operations are subject to quarterly variations. Much of the variation is the result of weather, particularly heat, wind, snow, ice, rain and named storms, which can impact our ability to perform construction activities. These weather impacts can affect revenue and profitability in either of our business segments. Any quarter can be affected either negatively or positively by atypical weather patterns in any part of North America, or other areas in which we operate. Traditionally, our first quarter is the most weather-affected; however, this may not necessarily be true in future periods. Our ability to negotiate change orders for the impact of weather on a project could impact our profitability. In addition, the impact of weather can cause significant variability in our quarterly revenue and profitability.

Our business may also be affected by overall economic market declines, delays in new projects, changes in client schedules, or for other reasons.

Competition and Market Trends

In both our Transportation and Civil segments, we have competitors within the individual markets and geographic areas in which we operate, ranging from small, local companies to larger regional, national, and international companies. Although the construction business is highly competitive, there are few, if any, companies which compete in all of our market areas, both geographically and from an end market perspective. The degree and type of competition is influenced by the type and scope of construction projects within individual markets. Equipment ownership and ability to self-perform across numerous disciplines are two of our significant competitive advantages. We believe that the primary factors influencing competition in our industry are price, reputation for quality, safety, schedule certainty, relevant experience, availability of field supervision and skilled labor, machinery and equipment, financial strength, as well as knowledge of local markets and conditions.

Many of our competitors have the ability to perform work in either the private or public sectors. When opportunities for work in one sector are reduced, competitors tend to look for opportunities in the other sector. This migration has the potential to reduce revenue growth and/or increase pressure on gross profit margins.

We believe that the combination of our experience, reputation, and technical expertise are unmatched among companies of our size. This combination of skills has allowed us to pursue large-scale projects with fewer competitors.

Contract Provisions and Subcontracting

Our contracts are primarily obtained through competitive bidding. Occasionally, we obtain contracts through direct negotiations with customers. We are often invited to bid on projects with customers who maintain pre-qualified contractor lists. Contractors are often selected for pre-approved contractor lists by virtue of their prior performance for such customers, as well as their reputation, technical expertise, safety record, ability to obtain surety bonds, experience, and other factors.

When considering bid opportunities, we evaluate factors such as the customer, the geographic location of the work, the availability of labor, our competitive advantage or disadvantage relative to other bidders, our current and projected workload, the likelihood of additional work, our history with the client, contract terms, the project's cost and profitability estimates, and other factors. We have an experienced estimating staff using sophisticated estimating systems. The project estimates form the basis of a project budget against which performance is tracked through a project cost system, thereby enabling management to monitor a project's cost and schedule performance. Project costs are accumulated and monitored regularly against billings and payments to ensure proper tracking of cash flow on the project.

Most of our contracts allow for termination by either us or our customer. The terms of these contracts typically cover the reimbursement of our costs through a specified date, along with additional reimbursement for demobilizing our employees and equipment from the project site. Some contracts are subject to completion schedule requirements which can include liquidated damages in the event schedules are not met.

We serve as the prime contractor on the majority of our projects. In the construction industry, the prime contractor is responsible for the execution of the entire contract scope of work, including subcontract work. As prime contractor, we are responsible for work of our subcontractors, and we are potentially subject to increased costs and reputational risks associated with the failure of one or more of our subcontractors to perform their respective scope as defined in the contract. While we may subcontract specialized activities such as blasting, hazardous waste removal and selected electrical/instrumentation work, we seek to self-perform most of the work on our projects with our own resources, including field supervision, labor, and equipment.

Contract Backlog

Contract backlog ("Backlog") in our industry is an economic measure of the total value of work remaining to be earned on projects that have been awarded. Backlog consists of two components: (1) unearned revenue and (2) contracts awarded but not started. Unearned revenue includes the revenue we expect to record in the future on in-progress contracts, including 100% of our consolidated joint venture contracts and our proportionate share of unconsolidated joint venture contracts. Contracts that are awarded, but not yet started, are included in Backlog once a contract has been fully executed and/or we have received a formal "Notice to Proceed" from the project owner.

Although contract backlog reflects business that we consider to be firm, deferrals, cancellations, or scope adjustments may occur. Backlog is adjusted to reflect any known project cancellations, revisions to project scope and projected revenues, foreign currency exchange fluctuations, and project deferrals, as appropriate.

Fixed price contracts, particularly with federal, state, and local government customers, are expected to continue to represent a majority of our total Backlog.

(Amounts in thousands)

Balance December 31, 2022	$	**2,973,885**
New contracts, change orders, and adjustments		1,011,797
Less: contract revenue recognized in 2023		(1,150,716)
Balance December 31, 2023	$	**2,834,966**
New contracts, change orders, and adjustments		718,125
Less: contract revenue recognized in 2024		(980,179)
Balance December 31, 2024	$	**2,572,912**

Construction Costs and Raw Materials

We manage our business to minimize exposure to labor and material price increases, including through inflation or other factors, in our bids for projects, when possible. Our contracts may contain protections in the case of excessive increases in the cost of either labor or equipment. In our fixed price contracts, we bid with assumptions of increases in wages and prices of raw materials. Frequently, we obtain fixed price quotes from major subcontractors and material suppliers early in our project schedules. Our fixed price contract bids also tend to contain contingencies for inflation or other significant increases. The construction supplies and other materials needed to complete our projects are often available from multiple suppliers which insulates us from being overly reliant on any particular vendor, however this is not always the case.

Supply-chain disruption has continued for many of the materials and inputs that we need to complete our projects. Specifically, prices of oil, gas, and other fuel sources have increased over time since certain projects were originally estimated. Additionally, the cost and availability of many construction materials and labor has impacted project costs and scheduling. Changes in laws, policies or regulations, including tariffs and taxes, could impact the prices for materials or equipment. We have continued to mitigate these impacts to the extent possible by passing these costs on to our customers when possible and agreeing to fixed-cost contracts with suppliers and subcontractors for labor and materials.

Our operations can be impacted by increases in prices, whether caused by inflation or other factors. We attempt to recover anticipated increases in the cost of labor, materials, equipment, and fuel through price escalation provisions in certain contracts and by considering the estimated increases in costs in our bidding on new work. We often seek to get fixed-price bids from subcontractors and suppliers upon signing new contracts to control costs. However, our industry has continued to face material impacts to profitability due to increased costs. We may incur increased project costs due to increased prices in the future.

Since the novel coronavirus ("COVID-19") pandemic and Russia's invasion of Ukraine, the construction industry continues to experience widespread supply chain impacts. Labor costs continue to increase due to inflation, shortages of qualified workers, and other factors. Hiring and retaining our skilled workers continues to be a priority to avoid future potential labor shortages.

Risk Management, Insurance, and Bonding

We are insured to cover a broad range of exposures arising from our work in the construction industry. All of our policies have been procured with limits and deductibles or self-insured retention amounts of varying amounts per occurrence. We believe that our insurance coverage meets or exceeds our needs relating to casualty or other type of insurance loss.

Our safety team has created an atmosphere of safety at our projects. Our safety directors and site-specific safety managers work together to assess and control potential losses and liabilities both before and during our construction projects. Our safety record is in-line with industry standards.

In our industry, we are generally required to possess various types of surety bonds guaranteeing our completion of projects for most public and private customer contracts. Surety bond costs and our ability to obtain surety bonds are largely contingent on our working capital, Backlog, past performance and reputation, capitalization, management and technical expertise, and other factors at the underwriter's discretion. Historically, we have been able to acquire the level of surety bonds necessary to support our business, but there can be no assurances that we can secure all necessary or appropriate surety bonds in the future or that such surety bonds can be economically secured. See "*Item 1A. Risk Factors*" for further discussion of related risks.

Government Regulations

Our business is subject to environmental, health and safety, government procurement, anti-bribery, and other government regulations and requirements. We believe that we have all of the necessary licenses required to conduct our operations and that we are in substantial compliance with applicable regulatory requirements.

Below is a summary of some of the significant regulations that impact our business.

Environmental

Our operations are subject to various federal, state, local, and foreign laws and regulations relating to the environment, including those relating to the Clean Water and Clean Air Acts. In addition, the Environmental Protection Agency (the "EPA") and other federal, state, local, and international agencies regulate our operations in regards to the handling, transportation and disposal of non-hazardous and hazardous substances and waste, as well as emission and discharges into the environment; including discharges to air, surface water, groundwater, soil, and others.

We have a substantial investment in construction equipment that utilize diesel and gasoline fuel, which could be negatively impacted by regulations related to greenhouse gas emissions from such sources.

We are subject to laws and regulations governing the liability and cleanup responsibility for the release of hazardous substances into the environment. Under certain of these laws and regulations, liability can be assessed for sites to which hazardous substances or wastes were sent by current, or former operations at our facilities, or for the cleanup of previously owned or leased properties, irrespective of whether our activities were in violation of laws and regulations at the time or whether we directly caused the contamination. The presence of contamination from hazardous substances or wastes at our sites could preclude the sale, lease or use of our properties as collateral for financing.

We evaluate our compliance with environmental laws on a continual basis.

The majority of our revenue was recognized from contracts funded by federal, state, and local government agencies and authorities. Government contracts contain specific procurement regulations, contract provisions, and a variety of other requirements related to formation, administration, project performance, and accounting. These agreements often require certification of compliance.

Our operations are subject to various statutes and executive orders. These include but are not limited to:

- the Davis-Bacon Act which regulates wages and benefits,

- the Walsh-Healy Act which prescribes a minimum wage and regulates overtime and other working conditions,

- Executive Order 14063 which requires project labor agreements on all federal construction projects with contract values over $35 million,

- the Drug-Free Workplace Act, and

- the Federal Acquisition Regulation and the Federal Civil False Claims Act.

We are also subject to the rules and regulations promulgated by the Occupational Safety and Health Administration ("OSHA") and the Mine Safety and Health Administration and other regulations. In addition, certain contracts contain minimum Disadvantaged Business Enterprise ("DBE") participation clauses.

These laws and regulations affect how we transact business and, in some instances, impose additional costs on our business operations, which may adversely affect our business, results of operations and financial condition. As further described in "*Item 1A. Risk Factors*," violation of specific laws and regulations could lead to fines, contract termination, debarment of contractors and/or suspension of future contracts. Our government customers can also terminate, renegotiate or modify any of their contracts with us at their convenience.

Anti-Corruption and Bribery

We are subject to the Foreign Corrupt Practices Act ("FCPA"). The FCPA prohibits U.S. and other business entities from making improper payments to foreign government officials, political parties or political party officials. We are also subject to the applicable anti-corruption laws in the jurisdictions in which we operate, thus potentially exposing us to liability and potential penalties in multiple jurisdictions. The anti-corruption provisions of the FCPA are enforced by the Department of Justice while other state or federal agencies may seek recourse against the Company for issues related to FCPA. In addition, the Securities and Exchange Commission ("SEC") requires strict compliance with certain accounting and internal control standards set forth under the FCPA. Failure to comply with the FCPA and other laws can expose us and/or individual employees to potentially severe criminal and civil penalties. Such penalties may have a material adverse effect on our business, results of operations and financial condition. We devote resources to the development, maintenance, communication and enforcement of our Code of Business Conduct, our anti-bribery compliance policies, our internal control processes and compliance related policies. We strive to conduct timely internal investigations of potential violations and take appropriate action depending upon the outcome of the investigation.

Human Capital Resources

We have built a culture of hard work and excellence with a diverse and inclusive workplace as a business imperative because our people are our single most important asset. In our high-performance culture, everyone is treated fairly and respectfully and has equal access to opportunities based on capabilities and performance, regardless of gender, generation, sexual orientation, mental and physical ability, race, ethnicity, and other protected classes.

Our workforce was made up of approximately 2,100 employees as of December 31, 2024, of which approximately 500 were salaried and approximately 1,600 were hourly.

Union Workforce.

Several of our subsidiaries are signatory to numerous local and regional collective bargaining agreements, both directly and through trade associations, as a union contractor. These agreements cover all necessary union professions and are subject to renewal periodically. As of December 31, 2024, approximately 300, or 14%, of our employees were represented by a union. Estimated amounts for wage escalation related to the expiration of union contracts are included in our bids on various projects.

Diversity and Inclusion

We employ a dynamic mix of people to create the strongest company possible. Our policy strictly forbids discrimination in employment on the basis of age, culture, gender, national origin, sexual orientation, physical appearance, race, or religion. We are an inclusive, diverse company with people of all backgrounds, experience, culture, styles, talents, and other protected classes.

Professional and Career Development

We strive to develop and sustain a skilled labor advantage by providing thorough on and off-site training programs, project management training, and leadership development programs.

Safety, Health, and Wellness

We are committed to providing a safe environment for our employees. We pride ourselves in our above industry average workplace safety. We track and maintain several key safety metrics, which senior management reviews monthly, and we evaluate management on their ability to provide safe working conditions on job sites and to create a strong safety culture.

Compensation and Benefits

As part of our compensation philosophy, we believe that we must offer and maintain market competitive total compensation and benefit packages for our employees in order to attract and retain superior talent. We benchmark our benefits package against our competitors on a yearly basis.

We also may provide additional benefits to our employees, including a 401(k) match plan, healthcare and insurance benefits, paid time off, family leave, flexible work schedules, and employee assistance programs.

Code of Business Conduct

All of our employees are subject to our Code of Business Conduct, which includes guidance and requirements concerning, among other things, general business ethics, including policies concerning the environment, conflicts of interest, anti-corruption, harassment and discrimination, data security and privacy, and the Anti-Bribery and Corruption Policy, which includes guidance and requirements concerning, among other things, interactions with government officials; provisions of gifts, entertainment and hospitality, and charitable and political contributions.

Company History and Available Information

The Company was incorporated in on July 14, 2021 as a Delaware corporation for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. On February 14, 2023, the Company consummated the merger contemplated by the Merger Agreement, dated as of May 25, 2022 (the "Merger Agreement"), by and among Southland Holdings, Inc. (known prior to February 14, 2023 as Legato Merger Corp. II), Southland Holdings LLC, a Texas limited liability company, and Legato Merger Sub, Inc., a Delaware corporation. Upon the closing of the transactions contemplated in the Merger Agreement, we changed our name to Southland Holdings, Inc.

Our principal executive offices are located at 1100 Kubota Dr., Grapevine, Texas 76051, and our telephone number is (817) 293-4263. Our Internet address is www.southlandholdings.com. We are not including the information contained in our website as part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish it to, the SEC. We also make available on our website the charters for our Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee and our Code of Business Conduct, which applies to all of our employees, including our executive officers. All such information is also available in print and free of charge to any of our stockholders who request it. In addition, we intend to disclose on our website any amendments to, or waivers from, our Code of Business Conduct that are required to be publicly disclosed pursuant to rules of the SEC. Additionally, all of our reports filed with the SEC are available via their website at sec.gov.

Item 1A. Risk Factors

Risk Factor Summary

We are providing the following summary of the risk factors disclosed in this Annual Report to enhance the readability and accessibility of our risk factor disclosures. We encourage our stockholders to carefully review the risk factors disclosed in this Annual Report in their entirety for additional information regarding the material factors that make an investment in our securities speculative or risky.

Risks Related to Our Business and Industry

- We may lose business to competitors through competitive bidding processes.

- Our Backlog is subject to unexpected adjustments and cancellations.

- The loss of one or more customers could have an adverse effect on us.

- We are subject to risks related to government contracts and related procurement regulations.

- The timing of new contract starts, including delays, cancellations and scope alterations, may result in unpredictable fluctuations in our business.

- The nature of our contracts subjects us to risks associated with delays and cost overruns, which may not be recoverable and may result in reduced profits or losses that could have a material impact on us.

- Our financial results are based upon estimates and assumptions that may differ from actual results.

- If we are unable to accurately estimate contract risks, revenue or costs, economic factors such as inflation, the timing of new awards or the pace of project execution, we may incur a loss or achieve lower than anticipated profit.

- Our accounting for revenue recognized over time could result in a reduction or elimination of previously reported revenue and profit.

- We may incur higher costs to lease, acquire and maintain equipment necessary for our operations.

- Supply chain interruptions, including availability of materials, products or equipment, may have a negative impact on our ability to complete projects.

- Some of our contracts have penalties for late completion.

- If we are unable to attract and retain qualified managers and skilled employees, our operating costs may increase.

- We depend on key personnel and we may not be able to operate and grow our business effectively if we lose the services of any of our key persons or are unable to attract qualified and skilled personnel in the future.

- Our employees work on projects that are inherently dangerous and in locations where there are high security risks, and a failure to maintain a safe work site could result in significant losses.

- We may incur liabilities or suffer negative financial or reputational impacts relating to health and safety matters.

- We are dependent upon suppliers and subcontractors to complete many of our contracts.

- Our participation in joint ventures exposes us to liability and/or harm to our reputation for failures by our partners.

- Employee, agent or partner misconduct or our overall failure to comply with laws or regulations could impair our ability to compete for contracts.

- During the ordinary course of our business, we may become subject to material lawsuits or indemnity claims.

- Systems and information technology interruption and breaches in data security and/or privacy could adversely impact our ability to operate and negatively impact our results of operations.

- Our inability to recover on contract modifications against project owners or subcontractors for payment or performance could negatively affect our business.

- Our failure to adequately recover on affirmative claims brought by us against project owners or other project participants for additional contract costs could have a negative impact on our liquidity and future operations.

- We may experience delays and defaults in customer payments, and we may pay our suppliers and subcontractors before receiving payment from our customers for the related services, which could result in a material adverse effect on our business.

- Our indebtedness could lead to adverse consequences or adversely affect our financial position and prevent us from fulfilling our obligations under such indebtedness, and any refinancing of this debt could be at significantly higher interest rates.

- Our bonding requirements may limit our ability to incur indebtedness, which could limit our ability to refinance our existing credit facilities or to execute our business plan.

- We may be unable to win new contracts if we cannot provide customers with letters of credit or performance or other bonds.

- It can be difficult and expensive to obtain the insurance we need for our business operations.

- We have international operations that are subject to foreign economic and political uncertainties and risks. Unexpected and adverse changes in the foreign countries in which we operate could result in project disruptions, increased cost and potential losses.

Risks Related to our Securities

- We are an "emerging growth company," and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

- An established market for our securities may not be sustained.

- NYSE may delist our securities from trading on its exchange, which could limit investors' ability to make transactions in our securities and subject our securities to additional trading restrictions.

- The price of our securities may change significantly, and you could lose all or part of your investment as a result.

- Future sales, or the perception of future sales, by the Company or our stockholders in the public market could cause the market price of our securities to decline.

- If securities analysts do not publish research or reports about our business or if they downgrade our securities or our sector, the price and trading volume of our securities could decline.

- Our actual operating and financial results in any given period may differ from guidance we provide to the public, including our most recent public guidance.

- We do not intend to pay dividends for the foreseeable future. As a result, you will be relying solely on the appreciation in value of our securities to achieve a return on your investment.

- We are a "controlled company" that could take advantage of exemptions to certain corporate governance requirements under NYSE rules in the future.

- We may issue additional equity securities which could dilute earnings per share and stockholders' percentage ownership.

Risks Relating to Southland's Business and Industry

We may lose business to competitors through competitive bidding processes.

We are engaged in highly competitive businesses in which most customer contracts are awarded through bidding processes based on price and the acceptance of certain risks, along with other factors. We compete with other general and specialty contractors, regional, national and international, as well as small local contractors. The strong competition in our markets requires maintaining skilled personnel and investing in technology and also puts pressure on profit margins. Some of our competitors may have greater resources which may result in a decrease in new awards, a decrease in profit margins, or both. We do not obtain contracts from all of our bids and our inability to win bids at acceptable profit margins could adversely affect our business.

Our Backlog is subject to unexpected adjustments and cancellations.

Our Backlog generally consists of projects for which we have an executed contract or commitment with a customer and reflects our expected revenue from the contract or commitment, which is often subject to revision over time. We cannot guarantee that the revenue projected in our Backlog will be realized or profitable or will not be subject to delay or suspension. Project cancellations, scope adjustments or deferrals or foreign currency fluctuations may occur with respect to contracts reflected in our Backlog, which could reduce the dollar amount of our Backlog and the revenue and profits that we actually earn or cause the rate at which we perform on our Backlog to decrease. In addition, projects may remain in our Backlog for an extended period of time. During periods of economic slowdown, the risk of projects being suspended, delayed or canceled generally increases. Finally, poor project or contract performance could also impact our Backlog and profits. Such developments could have a material adverse effect on our business and our profits.

The loss of one or more customers could have an adverse effect on us.

A few customers, including the federal, state and local governments and governmental agencies, comprise a significant portion of our revenue. Our customers may unilaterally reduce, fail to renew, terminate their contracts with us, or revoke our ability to submit bids on new work at any time. Some of our contracts may have "termination for convenience" provisions in them. In addition, a significant reduction in government spending or a change in budgetary priorities could reduce demand for our services, cancel or delay projects. The loss of business from a significant customer could have a material adverse effect on our business, financial position and results of operations.

We are subject to risks related to government contracts and related procurement regulations.

Our contracts with federal, state, local and foreign government entities and agencies are subject to various procurement regulations and other requirements relating to their formation, administration and performance. Government contracts expose us to a variety of risks that differ from those associated with private sector contracts. Various statutes to which our operations are subject, including, among others, the Davis-Bacon Act (which regulates wages and benefits), the Walsh-Healy Act (which prescribes a minimum wage and regulates overtime and working conditions), Executive Order 11246 (which establishes equal employment opportunity and affirmative action requirements) and the Drug-Free Workplace Act, provide for mandatory suspension and/or debarment of contractors in certain circumstances involving statutory violations. In addition, the Federal Acquisition Regulation and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor's willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

Government contracts are subject to specific procurement regulations, contract provisions and a variety of socioeconomic requirements relating to their formation, administration, performance and accounting and often include express or implied certifications of compliance. Claims for civil or criminal fraud may be brought for violations of regulations, requirements or statutes. We may also be subject to qui tam litigation brought by private individuals on behalf of the government under the Federal Civil False Claims Act, which could include claims for up to treble damages. Further, if we fail to comply with any of the regulations, requirements or statutes or if we have a substantial number of accumulated Occupational Safety and Health Administration, Mine Safety and Health Administration or other workplace safety violations, our existing government contracts could be terminated and we could be suspended from government contracting or subcontracting, including federally funded projects at the state level. Should one or more of these events occur, it could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

The timing of new contract starts, including delays, cancellations and scope alternations, may result in unpredictable fluctuations in our business.

Substantial portions of our revenue are derived from project-based work that is awarded through a competitive bid process. It is generally very difficult to predict the timing and geographic distribution of the projects that we will be awarded. The selection of, timing of or failure to obtain projects, delays in award of projects, the re-bidding or termination of projects due to budget overruns, cancellations of projects or delays in completion of contracts could result in the under-utilization of our assets and reduce our cash flows. Even if we are awarded contracts, we face additional risks that could affect whether, or when, work will begin. For example, some of our contracts are subject to financing, permitting and other contingencies that may delay or result in termination of projects. We may have difficulty in matching workforce size and equipment location with contract needs. In some cases, we may be required to bear the cost of a ready workforce and equipment that is larger than necessary, resulting in unpredictability in our cash flow, expenses and profitability. If any expected contract award, or the related work release is delayed or not received, we could incur substantial costs without guaranteed receipt of any corresponding revenue. Finally, the winding down or completion of work on significant projects could reduce our revenue and earnings if these projects have not been replaced.

We are vulnerable to the cyclical nature of the markets we serve.

The demand for our services is dependent upon the existence of projects with construction needs. Our customers' interest in approving new projects, budgets for capital expenditures and need for our services may be adversely affected by, among other things, poor economic conditions, including an economic recession, low oil prices, political uncertainties and currency devaluations. Customers may be selective in how they allocate and expend their capital, which could result in a reduction of the number of projects we may bid on and win. Many of the industries that we serve are vulnerable to general downturns, which in turn could materially and adversely affect the demand for our services.

Demand for our services may increase or decrease during economic recessions or volatile economic cycles, and a reduction in demand in end markets may adversely affect our business.

A substantial portion of our revenue and profit is generated from construction projects, the awarding of which we do not directly control. The engineering and construction industry has historically experienced cyclical fluctuations in financial results due to economic recessions, downturns in business cycles of our customers, material shortages, price increases by subcontractors, interest rate fluctuations and other economic factors beyond our control. When the general level of economic activity deteriorates, our customers may delay or cancel upgrades, expansions and/or maintenance and repairs to their systems. Many factors, including the financial condition of the industry, could adversely affect our customers and their willingness to fund capital expenditures in the future. Economic, regulatory and market conditions affecting our specific end markets may adversely impact the demand for our services, resulting in the delay, reduction or cancellation of certain projects and these conditions may continue to adversely affect us in the future. We are also dependent on the amount of work our customers outsource. In a slower economy, our customers may decide to outsource less infrastructure services, reducing demand for our services. In addition, consolidation, competition or capital constraints in the industries we serve may result in reduced spending by our customers.

Adverse credit and financial market conditions could impair our, our customers' and our partners' borrowing capacity, which could negatively affect us.

Our ability to generate cash is important for the funding of our operations, investing in ventures, the servicing of our indebtedness and making acquisitions. To the extent that existing cash balances and operating cash flow, together with borrowing capacity under our credit facilities, are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing will depend upon prevailing capital market conditions, including those arising due to events occurring in our industry, as well as conditions in our business and our operating results; and those factors may affect our efforts to negotiate terms that are acceptable to us. Furthermore, if global economic, industry, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to establish or draw upon our credit facilities may be impacted. In addition, a downgrade in our credit rating could increase the cost of our borrowings or their refinancing, limit access to sources of financing or lead to other adverse consequences. If adequate funds are not available, or are not available on acceptable terms, we may be unable to make future investments, take advantage of acquisitions or other opportunities or respond to competitive challenges. In addition, adverse credit and financial market conditions also adversely affect our customers' and our partners' borrowing capacity, which could result in contract cancellations or suspensions, project award and execution delays, payment delays or defaults by our customers. These disruptions could materially impact our Backlog and profits. If we extend a significant portion of credit to our customers or projects in a specific geographic region or industry, we may experience higher levels of collection risk or non-payment if those customers are impacted by factors specific to their geographic industry or region.

The nature of our contracts subjects us to risks associated with delays and cost overruns, which may not be recoverable and may result in reduced profits or losses that could have a material impact on us.

Because our projects are often technically complex, with multiple phases occurring over several years, we incur risks in our project execution activities. These risks could result in project delays, cost overruns or other problems and can include the following:

- Incorrect assumptions related to productivity, scheduling estimates or future economic conditions, including with respect to the impacts of inflation or tariffs;

- Unanticipated technical problems, including design or engineering issues;

- Inaccurate representations of site conditions and unanticipated changes in the project execution plan;

- Project modifications creating unanticipated costs or delays and failure to properly manage project modifications;

- Inability to achieve guaranteed performance or quality standards with regard to engineering, construction or project management obligations;

- Insufficient or inadequate project execution tools and systems needed to record, track, forecast and control cost and schedule;

- Reliance on historical cost and/or execution data that is not representative of current or future economic and/or execution conditions;

- Failure to accurately estimate the timing and cost of projects, including due to inflation, supply chain disruption, rising construction costs, unforeseen increases in the cost of labor, or other factors;

- Unanticipated increases in the cost of raw materials, components or equipment, including due to inflation or the imposition of import tariffs;

- Failure to properly make judgments in accordance with applicable professional standards, including engineering standards;

- Failure to properly assess and update appropriate risk mitigation strategies and measures;

- Difficulties related to the performance of our customers, partners, subcontractors, suppliers or other third parties;

- Delays or productivity issues caused by weather; and

- Changes in local laws or difficulties or delays in obtaining permits, rights of way or approvals.

These and other risks may result in our failure to achieve contractual cost or schedule commitments, safety performance, overall customer satisfaction or other performance criteria. As a result, we may receive lower fees or lose our ability to earn incentive fees. In other cases, our fee will not change but we will have to continue to perform work without additional fees until the performance criteria is achieved. We may also be required to pay liquidated damages if we fail to complete a project on schedule. In addition, if we, subcontractors, suppliers or other third parties performing work or services on our behalf or supplying equipment or material on our behalf, fail to meet guaranteed performance or quality standards, we may be held responsible under the guarantee or warranty provisions of our contract for cost impact to the customer, generally in the form of contractually agreed-upon liquidated damages or an obligation to re-perform work. To the extent these events occur, the total cost to the project (including any liquidated damages we become liable to pay) could be material and could, in some circumstances, equal or exceed the full value of the contract. In such events, our financial condition or results of operations could be materially and negatively impacted.

If we are unable to accurately estimate contract risks, revenue or costs, economic factors such as inflation, the timing of new awards or the pace of project execution, we may incur a loss or achieve lower than anticipated profit.

Accounting for contract-related revenue and costs requires management to make significant estimates and assumptions that may change substantially throughout the project lifecycle, which could result in a material impact to our consolidated financial statements. In addition, cost overruns, including unanticipated cost increases on fixed price contracts could result in lower profits or losses. Economic factors, including inflation, could also subject us to higher costs, which we may not be able to fully recover in future projects that we are bidding, and could also decrease profit on our existing contracts, in particular with respect to fixed price contracts. Changes in laws, policies or regulations, including tariffs and taxes, could impact the prices for materials or equipment. Further, our results of operations have historically fluctuated, and may continue to fluctuate, quarterly and annually depending on when new awards occur and the commencement and progress of work on projects already awarded.

We may incur higher costs to lease, acquire and maintain equipment necessary for our operations.

To the extent that we are unable to buy or lease equipment necessary for a project, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, or to find alternative ways to perform the work without the benefit of equipment ideally suited for the job, which could increase the costs of completing the project. If market rates for rental equipment increase, our margins for the project may be reduced. In addition, our equipment requires continuous maintenance, which we generally provide through our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain additional third-party repair services at a higher cost or be unable to bid on contracts.

We use certain commodity products that are subject to significant price fluctuations.

We use certain commodity products that are subject to significant price fluctuations. We are exposed to various commodity price risks, including, but not limited to, diesel fuel, natural gas, propane, steel, cement and liquid asphalt arising from transactions that are entered into in the normal course of business. We use petroleum based products, such as fuels, lubricants and liquid asphalt, to power or lubricate our equipment, and as a significant ingredient in the asphaltic concrete we manufacture for sale to third parties and use in our asphalt paving construction projects. We also use steel and other commodities in our construction projects that can be subject to significant price fluctuations. In order to manage or reduce commodity price risk, we monitor the costs of these commodities at the time of bid and price them into our contracts accordingly. Additionally, some of our contracts may include commodity price escalation clauses that partially protect us from increasing prices. We may enter into supply agreements or pre-purchase commodities to secure pricing and may use financial contracts to further manage price risk. Significant price fluctuations could have a material adverse effect on financial position, results of operations, cash flows and liquidity

Supply chain interruptions, including availability of materials, products or equipment, may have a negative impact on our ability to complete projects.

Our ability to complete projects may be affected by supply chain disruptions. We source input materials, including raw materials, products and/or equipment, from domestic and international suppliers. While we take steps to secure delivery of the raw materials, products, and/or equipment necessary for our business operations, those measures may prove to be inadequate due to supply chain disruptions and may have a negative impact on our ability to complete projects. In some cases, the downstream effect of supply chain issues will be compounded by delays impacting our suppliers.

Some of our contracts have penalties for late completion.

In some instances, we guarantee that we will complete a project by a certain date. If we subsequently fail to complete the project as scheduled, we may be held responsible for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages. To the extent these events occur, the total cost of the project could exceed our original estimate and we could experience reduced profits or a loss on the project, which could result in a material adverse impact to our financial position, results of operations, cash flows and liquidity.

Weather can significantly affect our revenue and profitability.

Our ability to perform work and meet customer schedules can be affected by weather conditions such as heat, wind, snow, ice, rain and named storms. Weather may affect our ability to work efficiently and can cause project delays and additional costs. Our ability to negotiate change orders for the impact of weather on a project could impact our profitability. In addition, the impact of weather can cause significant variability in our quarterly revenue and profitability.

Climate change and related environmental issues could have a material adverse impact on us.

Climate change related events, such as increased frequency and severity of storms, floods, wildfires, droughts, hurricanes, freezing conditions and other natural disasters, may have a long-term impact on our business, financial condition and results of operation. While we seek to mitigate our business risks associated with climate change, we recognize that there are inherent climate related risks regardless of where we conduct our businesses. For example, a catastrophic natural disaster could negatively impact any of our office locations and the locations of our customers or projects, has the potential to disrupt our and our customers' businesses and may cause us to experience work stoppages, supply chain disruptions, project delays, financial losses and additional costs to resume operations, including increased insurance costs or loss of coverage, legal liability and reputational losses. Further, the risks caused by climate change span across the full spectrum of the industries we serve. The direct physical risks that climate change poses through chronic environmental changes, such as rising sea levels and temperatures, and acute events, such as hurricanes, droughts and wildfires, is common to each of these industries. Our customers could face increased costs to maintain their assets, which could result in reduced profitability and fewer resources for strategic investment. These types of physical risks could in turn lead to transitional risks (i.e., the degree to which society responds to the threat of climate change). For example, growing concerns about climate change may result in legislation, international protocols or treaties, regulation or other restrictions on greenhouse gas emissions or that otherwise seek to address climate change that could affect our customers, including those who (a) are involved in the exploration, production or refining of fossil fuels, (b) emit greenhouse gases through the combustion of fossil fuels or (c) emit greenhouse gases through the mining, manufacture, utilization or production of materials or goods. Such legislation or restrictions could increase the costs of projects for us and our customers or, in some cases, prevent a project from going forward, thereby potentially reducing the need for our services, which would in turn have a material adverse impact on us. We cannot predict when or whether any of these legislative proposals may become law or what effect will be on us and our customers.

If we are unable to attract and retain qualified managers and skilled employees, our operating costs may increase.

Our business is labor intensive and our ability to maintain our productivity and profitability may be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We may not be able to maintain an adequately skilled labor force necessary to operate efficiently and to support our growth strategy. We have from time-to-time experienced, and may in the future experience, shortages of certain types of qualified personnel. For example, periodically there are shortages of engineers, project managers, field supervisors and other skilled workers capable of working on and supervising construction projects, as well as providing engineering services. The supply of experienced engineers, project managers, field supervisors, journeyman linemen and other skilled workers may not be sufficient to meet current or expected demand. The beginning of new, large-scale infrastructure projects, or increased competition for workers currently available to us, could affect our business, even if we are not awarded such projects. Labor shortages and/or increased labor costs could impair our ability to maintain our business or grow our revenue. If we are unable to hire employees with the requisite skills, we may also be forced to incur significant training expenses.

We depend on key personnel and we may not be able to operate and grow our business effectively if we lose the services of any of our key persons or are unable to attract qualified and skilled personnel in the future.

We are dependent upon the efforts of our key personnel, and our ability to retain them and hire other qualified employees. The loss of our executive officers or other key personnel could affect our ability to run our business effectively. Competition for senior management is intense, and we may not be able to retain our personnel. The loss of any key person requires the remaining key personnel to divert immediate and substantial attention to seeking a replacement, as well as to performing the departed person's responsibilities until a replacement is found. In addition, as some of our key persons approach retirement age, we need to provide for smooth transitions. If we fail to find a suitable replacement for any departing executive or senior officer on a timely basis, such departure could adversely affect our ability to operate and grow our business.

Our employees work on projects that are inherently dangerous and in locations where there are high security risks, and a failure to maintain a safe work site could result in significant losses.

We often work on complex projects, frequently in geographically remote or high-risk locations that are subject to political, social or economic risks or civil unrest. In those locations where we have employees or operations, we may expend significant efforts and incur substantial security costs to maintain safety. In addition, our project sites can place our employees and others near large equipment, dangerous processes or substances or highly regulated materials and in challenging environments. Safety is a primary focus of our business and is critical to our reputation and performance. Many of our customers require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also have the potential of increasing employee turnover, increasing project costs and raising our operating costs. If we fail to implement appropriate safety procedures and/or if our procedures fail, our employees or others may suffer injuries or loss of life, the completion of a project could be delayed and we could experience investigations or litigation. Although we have a safety function to implement effective health, safety and environmental procedures throughout our company, the failure to comply with such procedures, customer contracts or applicable regulations could subject us to losses and liability. Despite these activities we cannot guarantee the safety of our personnel, nor can we guarantee our work, equipment or supplies will be free from damage.

We may incur liabilities or suffer negative financial or reputational impacts relating to health and safety matters.

Our operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace. While we have invested, and will continue to invest, substantial resources in our environmental, health and safety programs, our industry involves a high degree of operational risk and there can be no assurance that we will avoid significant liability exposure. Serious accidents, including fatalities, may subject us to substantial penalties, civil litigation or criminal prosecution. Claims for damages to persons, including claims for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record were to substantially deteriorate over time or we were to suffer substantial penalties or criminal prosecution for violation of health and safety regulations, our customers could cancel our contracts and not award us future business.

We are dependent upon suppliers and subcontractors to complete many of our contracts.

Some of the work performed under our contracts is performed by third-party subcontractors. We also rely on third-party suppliers to provide certain equipment and materials used for projects. If we are unable to hire qualified subcontractors or find qualified suppliers, our ability to successfully or timely complete a project could be impaired. If the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, we may suffer losses on these contracts. If a supplier or subcontractor fails to provide supplies, technology, equipment or services as required under a contract to us, our joint venture partner, our customer or any other party involved in the project, or provides supplies, technology, equipment or services that are not an acceptable quality, we may be required to source those supplies, technology, equipment or services on a delayed basis or at a higher price than anticipated, which could impact our profitability. In addition, faulty workmanship, equipment or materials could impact the project, resulting in claims against us for failure to meet required project specifications. These risks may be intensified during an economic downturn if these suppliers or subcontractors experience financial difficulties or find it difficult to obtain sufficient financing to fund their operations or access to bonding and are not able to provide the services or supplies necessary for our business. In addition, in instances where we rely on a limited number of suppliers or subcontractors, there may be no available replacement technology, equipment, materials or services on a timely basis or at the costs we had anticipated. A failure by a third-party subcontractor or supplier to comply with applicable laws, rules or regulations could negatively impact our business and reputation and could result in fines, penalties or suspension.

Our participation in joint ventures exposes us to liability and/or harm to our reputation for failures by our partners.

As part of our business, we enter into joint venture arrangements, typically to jointly bid on and execute particular projects, thereby reducing our risk profile while enhancing execution capabilities and increasing surety bonding capacity. Success on these joint projects depends in large part on whether our joint venture partners satisfy their contractual obligations. Generally, we and our joint venture partners are jointly and severally liable for all liabilities and obligations of our joint ventures. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner's shortfall. Further, if we are unable to adequately address our partner's performance issues, the customer may terminate the project, which could result in legal liability to us, harm our reputation, reduce our profit on a project or result in a loss.

Employee, agent or partner misconduct or our overall failure to comply with laws or regulations could impair our ability to compete for contracts.

Misconduct, fraud, non-compliance with applicable laws and regulations or other improper activities by one of our employees, agents or partners could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with anti-corruption, export control and environmental regulations, federal procurement regulations, regulations regarding the pricing of labor and other costs in government contracts, regulations regarding the protection of sensitive government information, regulations on lobbying or similar activities, regulations pertaining to internal control over financial reporting and various other applicable laws or regulations. The precautions we take to prevent and detect fraud, misconduct or failures to comply with applicable laws and regulations may not be effective, and we could face unknown risks or losses. Failure to comply with applicable laws or regulations or acts of fraud or misconduct could subject us to fines and penalties, loss of security clearance and suspension or debarment from contracting with government agencies, which could weaken our ability to win contracts and have a material adverse impact on our revenues and profits.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in fines, revocation of operating licenses or permits, injunctive relief or similar remedies, as well as give rise to termination or cancellation rights under our contracts or disqualify from future bidding opportunities, which could be costly to us or limit our ability to operate.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials or others for the purpose of obtaining or retaining business. While our policies mandate compliance with these anti-bribery laws, we operate in many parts of the world that have experienced corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We train our personnel concerning anti-bribery laws and issues, and we also inform our partners, subcontractors, suppliers, agents and others who work for us or on our behalf that they must comply with anti-bribery law requirements. We also have procedures and controls in place to monitor compliance. However, there is no assurance that our internal controls will always protect us from the possible reckless or criminal acts committed by our employees or agents. If we are found to be liable for anti-bribery law violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others including our partners, agents, subcontractors or suppliers), we could suffer from criminal or civil penalties or other sanctions, including contract cancellations or debarment, and damaged reputation, any of which could have a material adverse effect on our business. Litigation or investigations relating to alleged or suspected violations of anti-bribery laws, even if ultimately such litigation or investigations demonstrate that we did not violate anti-bribery laws, could be costly and could distract management.

During the ordinary course of our business, we may become subject to material lawsuits or indemnity claims.

We have in the past been, and may in the future be, named as a defendant in lawsuits, claims and other legal proceedings during the ordinary course of our business. These actions may seek, among other things, compensation for alleged personal injury, workers' compensation, employment discrimination, breach of contract, cyber-security and related incidents, property damage, punitive damages and civil penalties or other losses or injunctive or declaratory relief. In addition, we generally indemnify our customers for claims related to the services we provide and actions we take under our contracts with them, and, in some instances, we may be allocated risk through our contract terms for actions by our customers or other third parties. Because our services in certain instances may be integral to the operation and performance of our customers' infrastructure, we may become subject to lawsuits or claims for any failure of the systems on which we work, even if our services are not the cause of such failures, and we could be subject to civil and criminal liabilities to the extent that our services contributed to any property damage, personal injury or system failure. The outcome of any of these lawsuits, claims or legal proceedings could result in significant costs and diversion of management's attention from the business. Payments of significant amounts, even if reserved, could adversely affect our reputation, our cash flows and our business.

Systems and information technology interruption and breaches in data security and/or privacy could adversely impact our ability to operate and negatively impact our results of operations.

We rely on computer, information and communication technology and other related systems, some of which are hosted by third party providers, for various business processes and activities, including project management, accounting, financial reporting and business development. These systems have been and may, in the future, be subject to interruptions or damage by a variety of factors including, but not limited to, cyber-attacks and ransomware, natural disasters, power loss, telecommunications failures, acts of war, computer viruses, email phishing, corporate espionage, obsolescence and physical damage. Such interruptions can result in a loss of critical data, a delay in operations, damage to our reputation or an unintentional disclosure of customer confidential or personally identifiable information, any of which could have a material adverse impact on us and our operating results. Cybersecurity risks include potential attacks on both our information technology infrastructure and those of third parties (both on premises and in the cloud) attempting to gain unauthorized access to our confidential or other proprietary information, classified information or information relating to our employees, customers and other third parties. We dedicate considerable attention and resources to the safeguarding of our information technology systems. Nevertheless, due to the evolving nature, persistence, sophistication and volume of cyber-attacks, we may not be successful in defending our systems against all such attacks. Consequently, we have employed, and may need to continue to employ, significant resources to remediate the impact of, or further mitigate the risk of, such an attack. Any successful cyber-attack can result in the criminal, or otherwise illegitimate use of, confidential data, including our data or third-party data for which we have the responsibility for safekeeping. Additionally, such an attack could have a material adverse impact on our operations, reputation and financial results. In addition, various privacy and security laws and regulations requiring us to protect sensitive and confidential information from disclosure continue to evolve and pose increasingly complex compliance challenges. Compliance with evolving data privacy laws and regulations may cause us to incur additional costs, and any violation could result in damage to our reputation and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data, which could have a material adverse impact on our results of operations.

Our inability to recover on contract modifications against project owners or subcontractors for payment or performance could negatively affect our business.

We periodically present contract modifications to our customers and subcontractors for changes in contract specifications or requirements. We consider unapproved change orders to be contract modifications for which customers have not agreed to both scope and price. We consider claims to be contract modifications for which we seek, or will seek, to collect from customers, or others, for customer-caused changes in contract specifications or design or other customer-related causes of unanticipated additional contract costs on which there is no agreement with customers. Claims can also be caused by non-customer-caused changes, such as rain or other weather delays. In some cases, settlement of contract modifications may not occur until after completion of work under the contract. A failure to promptly document and negotiate a recovery for contract modifications could have a negative impact on our cash flows, and an overall inability to recover contract modifications could have a negative impact on our financial condition, results of operations and cash flows.

Our failure to adequately recover on affirmative claims brought by us against project owners or other project participants for additional contract costs could have a negative impact on our liquidity and future operations.

In certain circumstances, we assert affirmative claims to which we believe the Company is entitled against project owners, engineers, consultants, subcontractors or others involved in a project for additional costs exceeding the contract price or for amounts not included in the original contract price. These types of affirmative claims occur due to matters such as, but not limited to, delays or changes from the initial project scope, or differing site conditions, incomplete or inaccurate plans and drawings, which may result in additional costs. Often, these affirmative claims can be the subject of lengthy arbitration or litigation proceedings, and it is difficult to accurately predict when and on what terms they will be fully resolved. The potential gross profit impact of recoveries for affirmative claims may be material in future periods when they, or a portion of them, become probable and estimable or are settled. When these types of events occur, we use working capital to cover cost overruns pending the resolution of the relevant affirmative claims and may incur additional costs when pursuing such potential recoveries. A failure to recover on these types of affirmative claims promptly and fully could have a negative impact on our financial position, results of operations, cash flows and liquidity. In addition, while customers and subcontractors may be obligated to indemnify us against certain liabilities, such third parties may refuse or be unable to pay us.

We may experience delays and defaults in customer payments, and we may pay our suppliers and subcontractors before receiving payment from our customers for the related services, which could result in a material adverse effect on our business.

We use subcontractors and material suppliers for portions of certain work, and our customers pay us for those related services. If we pay our suppliers and subcontractors for materials purchased and work performed for customers who fail to pay us, or such customers delay paying us for the related work or materials, we could experience a material adverse effect on our business and financial performance. In addition, if customers fail to pay us for work we perform, we could experience a material adverse effect on our business and profitability.

The COVID-19 pandemic has adversely impacted, and could continue to adversely impact, our business, financial condition and results of operations.

The COVID-19 pandemic had created volatility, uncertainty and economic disruption for the Company, our customers, subcontractors and suppliers and the markets in which we do business. The scope and impact of the COVID-19 pandemic continues to evolve, and new strains of the COVID-19 virus have emerged. As a result of the COVID-19 pandemic, we have experienced delays in certain bidding activities and contract awards and also in legal proceedings and settlement discussions where we have claims against project owners or customers. Consequently, our ability to resolve and recover on these types of claims has been and may continue to be delayed, which may adversely affect our liquidity and financial results. It remains difficult to assess the full impact that the COVID-19 pandemic may have on our business, including the impact of actions that may continue to be taken in response to the pandemic and the impacts that the pandemic will have on our employees, our operating segments and practices, our customers, subcontractors and suppliers and the regions that we serve, or on our financial condition and results of operations as a whole. The full impact depends on many factors that remain uncertain and subject to ongoing volatility, or that are not yet identifiable, and in many cases are out of our control. The COVID-19 pandemic and the volatile economic conditions stemming from the pandemic, as well as reactions to future pandemics or resurgences of COVID-19, could also aggravate or heighten the risks posed by other risk factors that we have identified herein, which in turn could materially and adversely affect our business, financial condition and results of operations. There may be other adverse consequences to our business, financial condition and results of operations from the spread of COVID-19 that are not presently known or that have not yet become apparent. As a result, we cannot provide any assurance that the COVID-19 pandemic would not have a further adverse impact on our business, financial condition and results of operations.

In connection with acquisitions or divestitures, we may become subject to liabilities.

In connection with any acquisitions, we may acquire liabilities or defects such as legal claims, including but not limited to third party liability and other tort claims, claims for breach of contract, employment-related claims, environmental liabilities, conditions or damage, permitting, regulatory or other compliance with law issues or tax liabilities. If we acquire any of these liabilities and they are not adequately covered by insurance or an enforceable indemnity or similar agreement from a creditworthy counterparty, we may be responsible for significant out-of-pocket expenditures. In connection with any divestitures, we may incur liabilities for breaches of representations and warranties or failure to comply with operating covenants under any agreement for a divestiture. We may also retain exposure on financial or performance guarantees, contractual, employment, pension and severance obligations or other liabilities of the divested business and potential liabilities that may arise under law because of the disposition or the subsequent failure of an acquiror. As a result, performance by the divested businesses or other conditions outside of our control could have a material adverse effect on our business, financial condition and results of operations. In addition, we may indemnify a counterparty in a divestiture for certain liabilities of the divested business or operations subject to the divestiture transaction. These liabilities, if they materialize, could have a material adverse effect on our business, financial condition and results of operations.

If we fail to integrate acquisitions successfully, we may experience operational challenges and risks, which may have an adverse effect on our business.

As part of our business strategy, we may acquire companies that expand, complement or diversify our business. Acquisitions may expose us to operational challenges and risks, including, among others:

- The diversion of management's attention from the day-to-day operations of the company;

- Managing a significantly larger company than before completion of an acquisition;

- The assimilation of new employees and the integration of business cultures;

- Training and facilitating our internal control processes within the acquired organization;

- Retaining key personnel;

- The integration of information, accounting, finance, sales, billing, payroll and regulatory compliance systems;

- Challenges in keeping existing customers and obtaining new customers;

- Challenges in combining service offerings and sales and marketing activities;

- The assumption of unknown liabilities of the acquired business for which there are inadequate reserves;

- The potential impairment of acquired goodwill and intangible assets; and

- The inability to enforce covenants not to compete.

Failure to effectively manage the integration process could adversely impact our business, financial condition, results of operations and cash flows.

Our financial results are based upon estimates and assumptions that may differ from actual results.

In preparing our consolidated financial statements in conformity with generally accepted accounting principles, many estimates and assumptions are used in determining the reported revenue, costs and expenses recognized during the periods presented and disclosures of contingent assets and liabilities known to exist as of the date of the financial statements. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements cannot be calculated with a high degree of precision from data available, is dependent on future events or is not capable of being readily calculated based on generally accepted accounting principles. Often times, these estimates are particularly difficult to determine, and we must exercise significant judgment. Estimates may be used in estimated contract values and estimated costs at completion, our assessments of the allowance for doubtful accounts, useful lives of property and equipment, fair value assumptions in analyzing goodwill and long-lived asset impairments, self-insured claims liabilities, accounting for revenue recognized over time and provisions for income taxes. Actual results could differ materially from the estimates and assumptions that we use.

Our reported results of operations could be adversely affected as a result of impairments of goodwill, other identifiable intangible assets or investments.

When we acquire a business, we record an asset called "goodwill" for the excess amount we pay for the business over the net fair value of the tangible and identifiable intangible assets of the business we acquire. Under current accounting rules, goodwill and other identifiable intangible assets that have indefinite useful lives cannot be amortized, but instead must be tested at least annually for impairment, while identifiable intangible assets that have finite useful lives are amortized over their useful lives. Significant judgment is required in completing these tests. Any impairment of the goodwill or identifiable intangible assets recorded in connection with could negatively impact our results of operations. In addition, we may enter into various types of investment arrangements, such as an equity interest we hold in a business entity. Equity investments are reviewed for impairment by assessing whether any decline in the fair value of the investment below its carrying value is other than temporary. In making this determination, factors such as the ability to recover the carrying amount of the investment and the inability of the investee to sustain future earnings capacity are evaluated in determining whether an impairment should be recognized.

Our accounting for revenue recognized over time could result in a reduction or elimination of previously reported revenue and profit.

For contracts where scope is adequately defined, and therefore we can reasonably estimate total contract value, we recognize revenue over time as work is completed. Accounting for long-term contracts involves the use of various techniques to estimate total transaction price and costs. For long-term contracts, transaction price, estimated cost at completion and total costs incurred to date are used to calculate revenue earned. Unforeseen events and circumstances can alter the estimate of the costs and potential profit associated with a particular contract. Total estimated costs, and thus contract revenue and income, can be impacted by changes in productivity, scheduling, the unit cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, customer needs, customer delays in providing permits and approvals, labor availability, governmental regulation and politics may affect the progress of a project's completion, and thus the timing of revenue recognition. Actual results could differ from estimated amounts and could result in a reduction or elimination of previously recognized earnings. It is possible that such adjustments could be significant and could have an adverse effect on our business.

Our indebtedness could lead to adverse consequences or adversely affect our financial position and prevent us from fulfilling our obligations under such indebtedness, and any refinancing of this debt could be at significantly higher interest rates.

Our indebtedness could have important consequences, including but not limited to:

- Increasing our vulnerability to general adverse economic and industry conditions;

- Requiring us to dedicate a substantial portion of our cash flow from operations to servicing our debt, thereby reducing the availability of cash to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes; and

- Limiting our flexibility in planning for, or reacting to, challenges and opportunities, and changes in our businesses and the markets in which we operate.

Our ability to service our debt will depend on our future operating performance and financial results, which may be subject to factors beyond our control, including general economic, financial and business conditions. If we do not have sufficient cash flow to service our debt, we may need to refinance all or part of our existing debt, borrow more money or sell securities or assets, some or all of which may not be available to us at acceptable terms or at all. In addition, we may need to incur additional debt in the future in the ordinary course of business. Our current debt and any future additional debt we may incur may impose significant operating and financial restrictions on us. A breach of any of these restrictions, including restrictions related to debt covenants, could result in a default. If a default occurs, the relevant lenders could elect to accelerate payments due. If our operating performance declines, or if we are unable to comply with any restrictions, we may need to obtain amendments to our credit agreements or waivers from the lenders to avoid default. These factors could have a material adverse effect on us.

Our bonding requirements may limit our ability to incur indebtedness, which could limit our ability to refinance our existing credit facilities or to execute our business plan.

Our ability to obtain surety bonds depends upon various factors including our capitalization, working capital, past performance, credit rating, tangible net worth, amount of our indebtedness, overall capacity of the surety market and other factors. In order to obtain required bonds, we may be limited in our ability to incur additional indebtedness that may be needed to refinance our existing credit facilities upon maturity, to complete acquisitions and to otherwise execute our business plans.

We may be unable to win new contracts if we cannot provide customers with letters of credit or performance or other bonds.

For many of our customers, surety bonds provide an adequate form of security, but for some customers security in the form of a letter of credit may be required. Failure to provide either a bond or a letter of credit when required by a customer may result in our inability to compete for, win or retain a project.

It can be difficult and expensive to obtain the insurance we need for our business operations.

We maintain insurance both as a risk management strategy and to satisfy the requirements of many of our contracts. Although we have been generally able to cover our insurance needs, there can be no assurances that we can secure all necessary or appropriate insurance in the future or that such insurance can be economically secured. For example, catastrophic events can result in decreased coverage limits, more limited coverage or increased premium costs or deductibles. We also monitor the financial health of our insurance. If any of our third party insurers fail, abruptly cancel our coverage or otherwise cannot satisfy their obligations to us, then our overall risk exposure and operational expenses could increase and our business operations could be interrupted.

We have international operations that are subject to foreign economic and political uncertainties and risks. Unexpected and adverse changes in the foreign countries in which we operate could result in project disruptions, increased cost and potential losses.

Our business is subject to international economic and political conditions that may change for reasons that are beyond our control. Operating in the international marketplace exposes us to a number of risks including:

- Abrupt changes in government policies, laws, treaties (including those impacting trade), regulations or leadership;

- Embargoes or other trade restrictions, including sanctions;

- Restrictions on currency movement;

- Tax or tariff changes and withholding requirements;

- Currency exchange rate fluctuations;

- Changes in labor conditions and difficulties in staffing and managing international operations, including logistical and communication challenges;

- U.S. government trade or other policy changes in relation to the foreign countries in which we operate;

- Other regional, social, political and economic instability, including recessions and other economic crises;

- Natural disasters and public health crises, including pandemics;

- Expropriation and nationalization of our assets;

- International hostilities; and

- Unrest, civil strife, acts of war, terrorism and insurrection.

Our level of exposure to these risks may vary with each project, depending on the location of the project and its stage of completion. To the extent that our international business is affected by unexpected and adverse foreign economic and political conditions and risks, we may experience project disruptions and losses. Net assets of foreign operations for the years ended December 31, 2024, and December 31, 2023, are approximately 62% and 47%, respectively, of our total net assets.

Foreign currency risks could have an adverse impact on revenue, earnings and/or Backlog.

Our contracts may subject us to foreign currency risk, particularly when project revenue is denominated in a currency different than the expected costs. A project may be denominated in different currencies at various points in time as a project progresses. We may attempt to minimize our exposure to foreign currency risk by obtaining contract provisions that protect us from foreign currency fluctuations and/or by implementing hedging strategies utilizing derivatives. However, these actions may not always eliminate all foreign currency risk, and as a result, our profitability could be affected. In addition, the U.S. dollar value of our Backlog may from time to time increase or decrease significantly due to foreign currency volatility. We may also be exposed to limitations on our ability to reinvest earnings from operations in one country to fund our operations in other countries.

We could be adversely impacted if we fail to comply with domestic and international import and export laws.

Our international operations require importing and exporting goods and technology across international borders on a regular basis. Our policies mandate strict compliance with U.S. and foreign international trade laws. To the extent we export technical services, data and products outside of the U.S., we are subject to laws and regulations governing international trade and exports. A failure to comply with these laws and regulations could result in civil or criminal sanctions, including the imposition of fines, the denial of export privileges and suspension or debarment from participation in federal contracts.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax liabilities imposed by multiple jurisdictions, including federal, state, local and international jurisdictions. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed and could result in a different tax rate on our earnings, which could have a material impact on our earnings and cash flow from operations. In addition, significant judgment is required in determining our provision for income taxes. In the ordinary course of our business, there are some transactions and calculations where the ultimate tax determination is uncertain. We are regularly subject to audits by tax authorities, and our tax estimates and tax positions could be materially affected by many factors, including the final outcome of tax audits and related litigation, the introduction of new tax accounting standards, legislation, regulations and related interpretations, our mix of earnings, the realizability of deferred tax assets and changes in uncertain tax positions. A significant increase in our tax rate could have a material adverse effect on our profitability and liquidity.

Bank failures or intervention by banking regulators may have an adverse impact on our business.

Bank failures or intervention by banking regulators with respect to bank closures, legislation or regulation, and reaction to systemic risk assessments in the national and international banking industries may adversely affect our access to capital, which may adversely impact our operational and financial results. Bank failures may cause financial losses where deposits are held in excess of Federal Deposit Insurance Corporation, or other, insured limits. Bank failures, or changes in legislation and regulation, may adversely impact other entities that would, in turn, impact us. If our joint venture partners, insurers, sureties, customers, suppliers, or other parties on whom we rely are affected by issues in the banking industry it may have an adverse impact on our operational and financial performance.

Delaware law and our charter documents may impede or discourage a takeover or change in control.

Anti-takeover provisions under Delaware law may impose an impediment to the ability of others to acquire control of us, even if a change of control would be of benefit to our stockholders. In addition, certain provisions of our Certificate of Incorporation and Bylaws also may impose an impediment or discourage others from a takeover. These provisions include, but are not limited to, restrictions on the ability of a stockholder to call a special meeting or nominate a director for election and our Board of Directors' ability to authorize the issuance of preferred shares. These types of provisions may limit the ability of stockholders to obtain a premium for their shares and may make it more difficult for a third party to acquire us, even if the acquisition would be beneficial to our stockholders.

<u>Risks Relating to Our Securities</u>

We are an "emerging growth company" and it cannot be ascertained whether the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

We are an "emerging growth company" as defined in Section 2(a)(19) of the Securities Act. As an emerging growth company, we are only required to provide two years of audited financial statements and only two years of related selected financial data and management discussion and analysis of financial condition and results of operations disclosure. In addition, we are not required to obtain auditor attestation of its reporting on internal control over financial reporting, have reduced disclosure obligations regarding executive compensation and are not required to hold non-binding advisory votes on executive compensation. In addition, Section 13(a) of the Exchange Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We intend to take advantage of the extended transition period for adopting new or revised accounting standards under the JOBS Act as an emerging growth company. As a result of this election, our consolidated financial statements may not be comparable to companies that comply with public company effective dates. We cannot predict whether investors will find our Common Stock to be less attractive as a result of any reliance on these exemptions. If some investors find our Common Stock to be less attractive, there may be a less active trading market for our Common Stock and the price of our Common Stock may be more volatile.

We will remain an emerging growth company until the earliest of: (i) the end of the fiscal year in which we have total annual gross revenue in excess of $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the date on which we consummated our initial public offering (the "IPO") (or December 31, 2026); (iii) the date on which we issue more than $1.0 billion in non-convertible debt during the preceding three-year period; or (iv) the end of the fiscal year in which the market value of our Common Stock held by non-affiliates equals or exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

Further, there is no guarantee that the exemptions described above available under the Exchange Act will result in significant savings. To the extent that we choose not to use exemptions from various reporting requirements under the Exchange Act, we will incur additional compliance costs, which may impact our financial condition.

An established market for our securities may not be sustained.

An active trading market for our securities may not be sustained. Additionally, as described further below, if our securities become delisted from NYSE for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities not listed on a national exchange, the liquidity and price of our securities may be more limited than if we were listed on NYSE or another national exchange. You may be unable to sell your securities unless a market can be established and sustained.

The price of our securities may vary significantly due to a variety of reasons including but not limited to recession, shortages of durable and hard goods used at our properties, changes in interest rates, natural disasters and general market or economic conditions. Additionally, the initial stockholders of Legato II (the "Initial Stockholders") and current and former management control a majority of our shares which will result in limited liquidity of our securities. This could subject our securities to additional volatility.

NYSE may delist Southland's securities from trading on its exchange, which could limit investors' ability to make transactions in its securities and subject Southland to additional trading restrictions.

Currently, our Common Stock and Warrants are publicly traded on NYSE. We may be unable to maintain the listing of our securities in the future. In order to continue listing our securities on NYSE, we will be required to maintain certain financial, distribution and stock price levels.

If NYSE delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, our securities may be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a determination that our Common Stock is a "penny stock" which will require brokers trading in our Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996 (the "NSMIA"), which is a federal statute that prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." Since our Common Stock and Warrants are listed on NYSE, they are covered securities. Although the states are preempted from regulating the sale of covered securities, the NSMIA does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if our securities were no longer listed on NYSE, they would not be covered securities and would be subject to regulation in each state in which they are offered.

The price of our securities may change significantly, and you could lose all or part of your investment as a result.

The trading price of our securities is likely to be volatile. The stock market recently has experienced volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your securities at an attractive price due to a number of factors, including, but not limited to, the following:

- results of operations that vary from the expectations of securities analysts and investors;

- results of operations that vary from those of our competitors;

- the impact of the COVID-19 pandemic and its continued effect on our business and financial conditions;

- changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

- declines in the market prices of securities generally;

- strategic actions by us or our competitors;

- announcements by our competitors of significant contracts, acquisitions, partnerships, other strategic relationships or capital commitments;

- any significant change in our management;

- changes in general economic or market conditions or trends in our industry or markets;

- changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to our business or industry;

- future sales of our Common Stock or other securities;

- investor perceptions or the investment opportunity associated with our securities relative to other investment alternatives;

- the public's response to press releases or other public announcements, including our filings with the SEC;

- litigation or other disputes involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

- guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance;

- the development and sustainability of an active trading market for our securities;

- actions by institutional or activist stockholders;

- changes in accounting standards, policies, guidelines, interpretations or principles; and

- other events or factors, including those resulting from natural disasters, war, acts of terrorism, epidemics, pandemics or responses to such events.

These broad market and industry fluctuations may adversely affect the market price of our securities, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our securities is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Future sales, or the perception of future sales, by the Company or our stockholders in the public market could cause the market price of our securities to decline.

If we or our stockholders sell or indicate an intention to sell substantial amounts of our securities in the public market, the trading price of our securities could decline. In addition, shares underlying any outstanding options and restricted stock units will become eligible for sale if exercised or settled, as applicable, to the extent permitted by the provisions of various vesting agreements and Rule 144 of the Securities Act. All the shares of Common Stock reserved for issuance under our equity incentive plan are registered on Form S-8 under the Securities Act and upon issuance, are eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Common Stock could decline.

The Initial Stockholders and Southland Members are not subject to contractual restrictions regarding the transfer of their shares of Common Stock. The market price of our Common Stock could decline if such holders sell their shares or are perceived by the market as intending to sell them.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, the price and trading volume of our securities could decline.

The trading market for our securities will rely in part on the research and reports that industry or financial analysts publish about the Company or its business. We have no control over such analysts and their reports relating to our business. In addition, some financial analysts may have limited expertise with our model and operations. Furthermore, if one or more of the analysts who do cover the Company downgrade our securities or our industry, or the securities of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our securities could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on it regularly, we could lose visibility in the market, which in turn could cause the price or trading volume of our securities to decline.

Our actual operating and financial results in any given period may differ from guidance we provide to the public, including our most recent public guidance.

From time to time, in press reports, SEC filings, public conference calls and other contexts, we have provided guidance to the public regarding current business conditions and our expectations for our future financial results. We expect that we will provide guidance periodically in the future. Such guidance would be based upon a number of assumptions, expectations and estimates that would be inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which would be beyond our control. In providing guidance, we would also make various assumptions with respect to our future business decisions, some of which will change. Our actual financial results, therefore, may vary from our guidance due to our inability to meet the assumptions upon which such guidance is based and the impact on our business of various risks and uncertainties described in these risk factors and in our public filings with the SEC. Variances between our actual results and our guidance may be material. To the extent that our actual financial results do not meet or exceed its guidance, the trading prices of our securities may be materially adversely affected.

We do not intend to pay dividends for the foreseeable future. As a result, you will be relying solely on the appreciation in value of our securities to achieve a return on your investment.

We intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business and do not anticipate paying cash dividends on our securities. As a result, you can expect to receive a return on your investment in our securities only if the market price of such securities increases.

We are a "controlled company" that could take advantage of exemptions to certain corporate governance requirements under NYSE rules in the future.

We are a "controlled company" within the meaning of the NYSE listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (iii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. Although we meet the definition of a "controlled company," we have determined at this time not to take advantage of this designation and comply with all the corporate governance rules applicable to listed companies that are not controlled companies. We may, however, determine to take advantage of these exemptions in the future. If we did, you would not have the same protections afforded to stockholders of companies subject to all of the corporate governance requirements of the NYSE.

The Warrants may never be in the money, and may expire worthless.

We believe the likelihood that Warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Stock. To the extent the market price of our Common Stock remains below the exercise price of $11.50 per share, we believe that Warrant holders will be unlikely to exercise their Warrants for cash, resulting in little or no cash proceeds to us for any such exercise. There is no way to ensure that the market price of our Common Stock will exceed the exercise price of the Warrants following the time they become exercisable and prior to their expiration. As a result, the Warrants may expire worthless, and we may not receive any proceeds from the exercise of the Warrants.

If we do not maintain a current and effective prospectus relating to the Common Stock issuable upon exercise of the Warrants, holders will only be able to exercise such Warrants on a "cashless basis."

If we do maintain a current and effective prospectus relating to the Common Stock issuable upon exercise of the Warrants at the time that holders wish to exercise such Warrants, they will only be able to exercise them on a "cashless basis" provided that an exemption from registration is available. As a result, the number of shares of Common Stock that holders will receive upon exercise of the Warrants will be fewer than it would have been had such holder exercised his Warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their Warrants for cash if a current and effective prospectus relating to the Common Stock issuable upon exercise of the warrants is available. Under the terms of that certain Warrant Agreement (the "Warrant Agreement"), dated November 22, 2021, entered into between the Company and Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company), as warrant agent, we have agreed to use our best efforts to meet these conditions and to file and maintain a current and effective prospectus relating to the Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, we cannot provide assurances that we will be able to do so. If we are unable to do so, the potential "upside" of the holder's investment in our company may be reduced or the Warrants may expire worthless.

An investor will only be able to exercise a Warrant if the issuance of shares of Common Stock upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the Warrants.

No Warrants will be exercisable and we will not be obligated to issue shares of Common Stock unless the shares of Common Stock issuable upon such exercise has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. If the shares of Common Stock issuable upon exercise of the Warrants are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the Warrants may be deprived of any value, the market for the Warrants may be limited and they may expire worthless if they cannot be sold.

We may amend the terms of the Warrants in a manner that may be adverse to holders with the approval by the holders of at least a majority of the then outstanding Warrants.

Our Warrants have been issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision. The Warrant Agreement requires the approval by the holders of at least a majority of the then outstanding Warrants in order to make any change that adversely affects the interests of the registered holders.

We may redeem unexpired Warrants prior to their exercise at a time that is disadvantageous to the holders, thereby making the Warrants worthless.

We have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within a 30 trading-day period commencing at any time after the Warrants become exercisable and ending on the third business day prior to proper notice of such redemption provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the Warrants, we have an effective registration statement under the Securities Act covering the shares of Common Stock issuable upon exercise of the Warrants and a current prospectus relating to them is available. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force holders (i) to exercise their Warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell their Warrants at the then-current market price when they might otherwise wish to hold their Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of their Warrants.

Our management's ability to require holders of our Warrants to exercise such Warrants on a cashless basis will cause holders to receive fewer shares of common stock upon their exercise of the warrants than they would have received had they been able to exercise their warrants for cash.

If we call our Warrants for redemption, our management will have the option to require any holder that wishes to exercise his Warrant (including any Private Warrants) to do so on a "cashless basis." If our management chooses to require holders to exercise their Warrants on a cashless basis, the number of shares of common stock received by a holder upon exercise will be fewer than it would have been had such holder exercised his warrant for cash. This will have the effect of reducing the potential "upside" of the holder's investment in our company.

We may issue additional equity securities and any such issuance may dilute earnings per share and stockholders' percentage ownership.

We may in the future issue additional equity securities to pay for potential acquisitions or to otherwise fund our corporate initiatives. If we do issue additional equity securities, the issuance may dilute our earnings per share and stockholders' percentage ownership.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Risk Management and Strategy

We employ risk management, mitigation and prevention strategies based on frameworks provided by the National Institute of Standards and Technology ("NIST") regulation standards, third party cyber service providers, and common industry practices. These frameworks are applied across all network, hardware, software and communication platforms whether the platform is self-hosted or provided as a service. We leverage a Risk Assessment Score ("RAS") based on these standards against any internal networks, platforms, technologies or initiatives as well as any perimeter or connected partner, vendor or third-party service.

Our cyber posture, policies and in-production procedures are designed and developed to manage and minimize risk, threat, or loss to business processing, business objectives and business assets as well as protecting the integrity, confidentiality and personal identifying information ("PII") of our employees and partners.

Our security team is intentionally comprised of internal personnel with a range of technical, legal and management disciplines as well as external, third-party cyber service providers, auditors and technical consultants. This allows for broader monitoring, objective reporting, controlled policy, decreased recovery time objectives and quicker incident response.

We maintain cybersecurity risk insurance, conduct threat scenario exercises, provide end user cyber awareness and security training, perform regular vulnerability audits and formally report the relevant results, statuses or assessments to our senior management team or other identified key stakeholders.

Governance

Cybersecurity operations generally fall under the discretion of the IT Director, who has 20 years of experience and is a Certified Secure Infrastructure Specialist (CSIS - Comptia) and IT Operations Specialist (CIOS - Comptia). Our IT Director regularly communicates with and provides relevant cyber reporting, analysis, statistics and statuses to the Chief Financial Officer, who also has a background in IT and is a Certified Information Systems Auditor.

Our Cyber Incident Response Plan employs an operational incident-handling capability that includes preparation, detection, analysis, containment, eradication, recovery, and communication procedures.

Our cyber policies are based on the National Institute of Standards and Technology 800-171 and CMMC Level 2 framework, requiring formal written policies, procedures, plans of action, general security plans and regular audits. In addition, Southland carries Privacy, Security and Technology Insurance covering incidents and responses related to business interruption, data recovery, data breach, extortion and ransomware, and crisis management.

The Company's cybersecurity program, identified events, current and future strategies are presented to the Audit Committee for periodic review. The Audit Committee may choose to present relevant information to our board of directors (the "Board") as deemed necessary.

See "Systems and information technology interruption and breaches in data security and/or privacy could adversely impact our ability to operate and negatively impact our results of operations" in "*Item 1A. Risk Factors*."

Item 2. Properties

We lease our headquarters in Grapevine, Texas and own and lease other facilities throughout the United States and Canada. Our facilities include permanent and temporary office space, equipment yards, storage yards, maintenance facilities, shops, warehouses, training and education facilities, and other permanent and temporary locations as needed in our business, all of which are used by both our Civil and Transportation segments.

Item 3. Legal Proceedings

Legal proceedings are discussed in Note 17 of the Notes to Consolidated Financial Statements and are incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Common Stock, and Warrants are publicly traded on the NYSE American LLC under the symbols "SLND" and "SLND WS", respectively.

Holders

As of February 24, 2025, we had 53,987,069 shares of Common Stock issued and outstanding held of record by 2,172 holders. Such numbers do not include Depository Trust Company participants or beneficial owners holding shares through nominee names.

Dividends

We have not paid any cash dividends on our Common Stock to date. We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we incur. We do not anticipate declaring any cash dividends to holders of Common Stock in the foreseeable future.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

References to the "Company," "our," "us," "we," or "Southland" refer to Southland Holdings, Inc. and its consolidated subsidiaries. The following discussion and analysis contain forward-looking statements relating to future events or our future financial performance, which involve risk and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements. Please see the discussion regarding forward-looking statements and certain risks included under the "Cautionary Note Regarding Forward-Looking Statements" and "*Item 1A. Risk Factors*" sections for a discussion of some of the uncertainties, risks, and assumptions associated with these statements. The following discussion and analysis present information that we believe is relevant to an assessment and understanding of our consolidated balance sheets, statements of cash flows, and results of operations. This information should be read in conjunction with the consolidated financial statements and the notes related thereto which are included in this Annual Report.

Overview

Southland is a diverse leader in specialty infrastructure construction with roots dating back to 1900. The end markets for which we provide services cover a broad spectrum of specialty services within infrastructure construction. We design and construct projects in the bridges, tunnels, communications, transportation and facilities, marine, steel structures, water and wastewater treatment, and water pipelines end markets.

Southland is based in Grapevine, Texas. It is the parent company of Johnson Bros. Corporation, American Bridge Company, Oscar Renda Contracting, Southland Contracting, Mole Constructors, and Heritage Materials. With the combined capabilities of these six primary subsidiaries, Southland has become a diversified industry leader with projects spanning North America in various end markets.

Key Factors Affecting Results of Operations

Business Environment

Our Civil segment primarily operates throughout North America and specializes in services that include the design and construction of water pipeline, pump stations, lift stations, water and wastewater treatment plants, concrete and structural steel, outfall, and tunneling.

Our Transportation segment primarily operates throughout North America and specializes in services that include the design and construction of bridges, roadways, marine, dredging, ship terminals and piers, and specialty structures and facilities. Our Transportation segment is responsible for the construction of bridges and structures including many of the most recognizable bridges, convention centers, sports stadiums, marine facilities, and Ferris wheels in the world.

Both our Civil and Transportation segments continue to identify new opportunities to grow our business, and the future outlook of the end markets we serve remains positive. Although risk and uncertainty exist, including, but not limited to, the items addressed within our forward-looking statements and risk factors, we believe that we are well positioned to compete on new infrastructure projects in both the public and private sectors.

Market Trends and Uncertainties

In both our Transportation and Civil segments, we have competitors within the individual markets and geographic areas in which we operate, ranging from small, local companies to larger regional, national, and international companies. Although the construction business is highly competitive, there are few, if any, companies which compete in all of our market areas, both geographically and from an end market perspective. The degree and type of competition is influenced by the type and scope of construction projects within individual markets. Equipment ownership and ability to self-perform across numerous disciplines are two of our significant competitive advantages. We believe that the primary factors influencing competition in our industry are price, reputation for quality, safety, schedule certainty, relevant experience, availability of field supervision and skilled labor, machinery and equipment, financial strength, as well as knowledge of local markets and conditions.

Many of our competitors have the ability to perform work in either the private or public sectors. When opportunities for work in one sector are reduced, competitors tend to look for opportunities in the other sector. This migration has the potential to reduce revenue growth and/or increase pressure on gross profit margins.

We have seen an increase in demand for specialty construction projects in recent years at the federal, state, and local level. We anticipate the further spending on infrastructure related to economic stimulus spending including the Infrastructure Investment and Jobs Act that was passed on 2021, and other federal, state, or local initiatives.

We believe that the combination of our experience, reputation, and technical expertise are unmatched among companies of our size. This combination of skills has allowed us to pursue complex projects with fewer competitors.

Seasonality, Cyclicality, and Variability

The results of our operations are subject to quarterly variations. Much of the variation is the result of weather, particularly rain, ice, snow, heat, wind, and named storms, which can impact our ability to perform construction activities. These weather impacts can affect revenue and profitability in either of our business segments. Any quarter can be affected either negatively or positively by atypical weather patterns in any part of North America, or other areas in which we operate. Traditionally, our first quarter is the most weather-affected; however, this may or may not necessarily be true in future periods.

Our business may also be affected by overall economic market conditions, including but not limited to declines in spending by project owners, delays in new projects, by changes in client schedules, or for other reasons.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses earned and incurred, respectively, during the reporting period. Critical accounting estimates are fundamental to the portrayal of both our financial condition and results of operations and often require difficult, subjective, and complex estimates and judgments by management. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which we believe to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates will be reflected in the consolidated financial statements in future periods. The following discussion addresses the items we have identified as our critical accounting estimates.

<u>Revenue Recognition</u>

We recognize revenue over time as we satisfy our performance obligations. We generally use an input method measured by comparing actual costs incurred to date to total estimated costs for the project to recognize revenue as it is the best available method to recognize the progress of satisfying our performance obligations and transfer of control to our customers.

Due to the nature of our industry the use of this method requires us to make material estimates and assumptions that are subject to a high degree of uncertainty. To determine estimated transaction price and estimated cost at completion we rely on our experience, and outside expert opinions on an as needed basis, with particular types of projects and customers using information that is reasonably available to us.

An estimated transaction price can be impacted by numerous items related to variable consideration, including but not limited to: claims, approved and pending changes orders, unpriced change orders, completion incentives, liquidated damages, penalties, and other contractual provisions. An estimated cost at completion may fluctuate based on numerous items, including but not limited to:

- Complexity in original design,

- Owner-directed changes,

- Non-owner directed factors that necessitate change in scope or construction methodology,

- Differing site conditions,

- Productivity,

- Availability and cost of labor, equipment, or materials,

- Weather,

- Changes in technology,

- Governmental or environmental restrictions,

- Subcontractor and joint venture partner performance,

- Expected and unexpected cost of warranties,

- Insurance, legal, and consultant costs, and

- Time to recover, or not recover, additional contract costs.

We recognize the impact of any changes in estimated transaction price or estimated cost at completion on a cumulative catch-up basis. This can result in the recognition of revenue in a current period related to the satisfaction of performance obligations that occurred or partially occurred in a prior period. This can also result in the reversal of revenue recognized in a prior period, in the current period. If it is estimated that a project will have costs in excess of expected revenues, we recognize the full loss in that period and any adjustments to that expected loss in the period in which that change in expected loss may be identified.

Accounting for Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments' specific terms and applicable authoritative guidance in FASB ASC 480, "Distinguishing Liabilities from Equity" ("ASC 480"), and ASC 815, "Derivatives and Hedging" ("ASC 815"). The assessment considers whether the instruments are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company's own Common Stock and whether the instrument holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, was conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the instruments are outstanding. The Company has concluded that the Public Warrants and Private Warrants issued pursuant to the warrant agreement qualify for equity accounting treatment.

Recent Events

See section titled "Basis of Presentation" discussing the consummation of the Merger.

In December 2024, the Company agreed to issue an aggregate of 5,830,899 shares of common stock (the "Shares"), par value $0.0001 per share, in exchange for the full satisfaction and discharge of an aggregate of $20.0 million in outstanding amounts under certain promissory notes held by Frank Renda, Rudy Renda and Tim Winn (the "Transaction") with a price per share of $3.43, calculated using the greater of (a) the volume-weighted average price per share of Common Stock, rounded to the nearest hundredth of a cent, on NYSE for the thirty consecutive trading days immediately preceding and ending on December 27, 2024 and (b) the closing price of Common Stock on NYSE on December 27, 2024. The $20.0 million conversion to shares of common stock was comprised of $13.2 million of secured notes and accrued interest thereupon along with $6.8 million of certain promissory notes and accrued interest thereupon. The Transaction was approved by the Company's Audit Committee and Board of Directors.

In the second quarter of 2023, Southland decided to discontinue certain types of projects in its Materials & Paving business line ("M&P") and sold assets related to producing large scale concrete and asphalt. M&P is reported in the Transportation segment. In an effort to wind down this component of its Transportation segment and reallocate resources towards core operations, the Company sold various materials production assets. As a result, the Company recorded unfavorable charges during the year ended December 31, 2023 related to additional expected future costs associated with procuring and transporting materials from third parties. Southland recorded the increased estimated future costs to finish these projects during the year ended December 31, 2023, in accordance with GAAP. The Company has concluded this action with M&P does not qualify for Discontinued Operations treatment and presentation under ASC 205-20 as it does not represent a strategic shift in the Company's business.

For the year ended December 31, 2024, M&P contributed $100.6 million to revenue and $83.1 million in gross loss. See the Transportation portion of the Segment Results section of this Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information. This compares to the $188.3 million to revenue and $86.6 million to gross loss for the year ended December 31, 2023. As of December 31, 2024, approximately 6.3% of Southland's Backlog was in M&P, and Southland estimates most of the active scope of this work to be substantially completed in the next twelve months.

Results of Operations

Comparisons of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

The following table sets forth our consolidated statements of operations for the years ended December 31, 2024 and December 31, 2023:

(Amounts in thousands)	December 31, 2024	December 31, 2023
Revenue	$ 980,179	$ 1,160,417
Cost of construction	1,043,219	1,124,603
Gross profit (loss)	(63,040)	35,814
Selling, general, and administrative expenses	63,274	67,195
Operating loss	(126,314)	(31,381)
Gain (loss) on investments, net	(225)	30
Other income, net	3,631	23,580
Interest expense	(29,512)	(19,471)
Losses before income taxes	(152,420)	(27,242)
Income tax benefit	(46,892)	(8,527)
Net loss	(105,528)	(18,715)
Net income (loss) attributable to noncontrolling interests	(163)	538
Net loss attributable to Southland Stockholders	$ (105,365)	$ (19,253)

Revenue

Revenue for the year ended December 31, 2024, was $980.2 million, a decrease of $180.2 million, or 15.5%, compared to the year ended December 31, 2023. The decrease was attributable to a $166.0 million decrease in revenue in our Transportation segment primarily due to impacts related to exiting the M&P business line and a $14.2 million decrease in our Civil segment primarily due to projects that were substantially completed in 2023 compared to 2024, which was partially offset by new projects started in 2024.

Cost of construction

Cost of construction for the year ended December 31, 2024, was $1,043.2 million, a decrease of $81.4 million, or 7.2%, compared to the year ended December 31, 2023. The decrease was comprised of a $102.1 million decrease in our Transportation segment due to impacts related to exiting the M&P business line and more projects nearing substantial completion in 2024 compared to 2023, and a $20.7 million increase in our Civil segment due to new projects started in 2024, partially offset by projects that were substantially completed in 2023 compared to 2024.

Gross profit (loss)

Gross loss for the year ended December 31, 2024, was $63.0 million, an increase of $98.9 million, or 276.0%, compared to the year ended December 31, 2023. The increase was primarily due to project delays and increases in the cost of materials which led to a $63.9 million increase in gross loss in our Transportation segment and a $35.0 million decrease in gross profit in our Civil segment.

Selling, general, and administrative costs

Selling, general, and administrative costs for the year ended December 31, 2024, were $63.3 million, a decrease of $3.9 million, or 5.8%, compared to the year ended December 31, 2023. The decrease was primarily driven by a $5.2 million decrease in compensation offset by a $1.4 million increase in professional fees.

Other income, net

Other income, net for the year ended December 31, 2024 was $3.6 million, a decrease of $19.9 million, or 84.6%, compared to the year ended December 31, 2023. The decrease was primarily driven by a reversal of a non-cash contingent liability in 2023 due to changes in the likelihood of earnout shares being issued based on 2023 performance.

Interest expense

Interest expense for the year ended December 31, 2024, was $29.5 million, an increase of $10.0 million, or 51.6%, compared to the year ended December 31, 2023. The increase is primarily driven by an increase in external borrowings compared to the prior year and higher interest rates on the additional borrowings.

Income tax benefit

Income tax benefit for the year ended December 31, 2024, was $46.9 million or an effective tax rate of 30.8%. The primary differences from the federal statutory rate of 21% were (i) state income tax benefit of $7.6 million, (ii) the benefit of foreign tax rate differences of $13.2 million due to operations in jurisdictions like Canada and the Bahamas, (iii) the expense recorded for the valuation allowance against the net deferred tax assets for Johnson Bros. Corporation's separate state filings and Southland Mole of Canada, and (iv) the benefit of the release of uncertain tax position liability previously recorded for American Bridge federal NOL and depreciation matters prior to 2020 tax year.

Income tax benefit for the year ended December 31, 2023, was $8.5 million, or an effective rate of 31.3%. The primary differences from the federal statutory rate of 21% were (i) the revocation of Subchapter S-corporation status by Southland Holdings, LLC and its Qualified Subchapter S Subsidiary group of entities inclusive of Southland Contracting, Johnson Bros., Mole Constructors, Heritage Materials, and Southland RE Properties of $4.8 million, (ii) the benefit from the change in valuation allowance of $3.2 million primarily due to the change in domestic filing structure and the subsequent removal of the valuation allowance on American Bridge domestic deferred tax assets, (iii) the benefit from foreign tax rate differences of $5.5 million due to operations in jurisdictions like Canada and the Bahamas with different effective tax rates, and (iv) the permanent inclusion difference of foreign income through Section 951A Global Intangible Low-Taxed Income (GILTI) of $8.2 million net of related deduction.

On August 16, 2022, the Inflation Reduction Act ("IRA") was enacted in the United States. Among other provisions, the IRA included a new 15% Corporate Alternative Minimum Tax ("CAMT") for corporations with financial income in excess of $1 billion and a 1% excise tax on corporate share repurchases. The CAMT is effective for tax years beginning on or after January 1, 2023. As of December 31, 2024, the excise tax on corporate share repurchases is not expected to impact the Company as the Company has no plans for repurchases in the coming year.

On December 14, 2023, the FASB issued ASU 2023-09 which established new income tax disclosure requirements. Public business entities must apply the guidance to annual periods beginning after December 15, 2024. This standard has not been elected for early adoption this period but will be implemented for the next annual period, as required. We are currently evaluating the impact ASU 2023-09 will have on our consolidated financial statements and related disclosures.

Segment Results

	Year Ended				
	December 31, 2024			December 31, 2023	
(Amounts in thousands)					
Segment	Revenue	% of Total Revenue		Revenue	% of Total Revenue
Civil	$ 323,288	33.0 %	$	337,524	29.1 %
Transportation	656,891	67.0 %		822,893	70.9 %
Total revenue	$ 980,179	100.0 %	$	1,160,417	100.0 %

	Year Ended				
	December 31, 2024			December 31, 2023	
(Amounts in thousands)					
Segment	Gross Profit	% of Segment Revenue		Gross Profit	% of Segment Revenue
Civil	$ 16,725	5.2 %	$	51,686	15.3 %
Transportation	(79,765)	(12.1)%		(15,872)	(1.9)%
Gross profit (loss)	$ (63,040)	(6.4)%	$	35,814	3.1 %

<u>Civil</u>

Revenue in our Civil segment for the year ended December 31, 2024, was $323.3 million, a decrease of $14.2 million, or 4.2%, compared to the year ended December 31, 2023. The decrease was primarily attributable to decreased revenues of $48.7 million from projects substantially completed in 2023, offset by increased revenues of $33.0 million on a water project in North Dakota, for the year ended December 31, 2024 versus the same period in 2023.

Gross profit in our Civil segment for the year ended December 31, 2024, was $16.7 million, or 5.2% of segment revenue, compared to $51.7 million, or 15.3% of segment revenue, for the year ended December 31, 2023. The decrease of $35.0 million for the year ended December 31, 2024, was due to project delays and increases in the cost of materials which led to decreases in profit contribution of $29.9 million from a tunnel and marine project in Canada, $10.0 million from a tunnel project in Texas and $4.2 million from a water pipeline project in Oklahoma, offset by an increase in profit contribution of $8.4 million from a water project in North Dakota, for the year ended December 31, 2024 versus the same period in 2023.

<u>Transportation</u>

Revenue in our Transportation segment for the year ended December 31, 2024, was $656.9 million, a decrease of $166.0 million, or 20.2%, compared to the year ended December 31, 2023. The decrease was primarily attributable to decreased revenues of $87.7 million from the M&P line, a net $65.8 million from two projects in the Bahamas as one is nearing completion and a second began construction activities and $11.2 million from projects substantially completed in 2023, for the year ended December 31, 2024 versus the same period in 2023.

Gross loss in our Transportation segment for the year ended December 31, 2024, was $79.8 million, or (12.1)% of segment revenue, compared to $15.9 million gross loss, or (1.9)% of segment revenue, for the year ended December 31, 2023. The increase of $63.9 million in gross loss was primarily due to project delays and increases in the cost of materials which led to decreases in profit contribution of $25.0 million from bridge project in the Midwest and $17.4 million from a street maintenance project in Texas, for the year ended December 31, 2024 versus the same period in 2023. The increase in gross loss was also primarily due to a project nearing completion which led to decreases in profit contribution of $20.7 million from a project in the Bahamas, for the year ended December 31, 2024 versus the same period in 2023.

Comparisons of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

For discussion of the results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, refer to Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our *Annual Report on Form 10-K for the year ended December 31, 2023.*

Key Business Metrics

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operational performance. We use the following non-GAAP measures to evaluate our ongoing operations and for internal planning, forecasting and compensation purposes. We believe that the non-GAAP financial information may be helpful in assessing our operating performance and facilitates an alternative comparison among fiscal periods. The non-GAAP financial measures are not, and should not be viewed as, a substitute for GAAP reporting measures.

EBITDA and Adjusted EBITDA

In our industry, it is customary to manage our business using earnings before interest expense, income taxes, depreciation and amortization ("EBITDA"). EBITDA assists management and the Board and may be useful to investors in comparing our operating performance consistently over time as it removes the impact of our capital structure and expenses that do not relate to our core operations.

Additionally, it is also customary to analyze our business using Adjusted EBITDA. Adjusted EBITDA is intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. We believe that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with those comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that, when evaluating Adjusted EBITDA, we may have future activities similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate EBITDA and Adjusted EBITDA in the same fashion.

Because of these limitations, non-GAAP financial measures should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP financial measures on a supplemental basis. The reconciliation of net loss to non-GAAP financial measures below should be reviewed, and no single financial measure should be relied upon to evaluate our business. Below is a reconciliation of net loss to these non-GAAP financial measures.

Comparisons of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

	Year ended	
(Amounts in thousands)	December 31, 2024	December 31, 2023
Net loss attributable to Southland Stockholders	$ (105,365)	$ (19,253)
Depreciation and amortization	23,298	30,529
Income tax benefit	(46,892)	(8,527)
Interest expense	29,512	19,471
Interest income	(991)	(1,143)
EBITDA	(100,438)	21,077
Transaction related costs	—	1,594
Contingent earnout consideration non-cash expense reversal	—	(20,689)
Adjusted EBITDA	$ (100,438)	$ 1,982

Comparisons of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

For discussion of EBITDA and Adjusted EBITDA for the year ended December 31, 2023 compared to the year ended December 31, 2022, refer to Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — EBITDA and Adjusted EBITDA" of our *Annual Report on Form 10-K for the year ended December 31, 2023.*

Backlog

We define Backlog as a measure of the total amount of revenue remaining to be earned on projects that have been awarded. Backlog consists of two components: (1) unearned revenue and (2) contracts awarded but not started. Unearned revenue includes the revenue we expect to record in the future on in-progress contracts, including 100% of our consolidated joint venture contracts and our proportionate share of unconsolidated joint venture contracts. Contracts that are awarded, but not yet started, are included in Backlog once a contract has been fully executed and/or we have received a formal "Notice to Proceed" from the project owner.

(Amounts in thousands)		Backlog
Balance: December 31, 2022	$	**2,973,885**
New contracts, change orders, and adjustments		1,011,797
Less: contract revenue recognized in 2023		(1,150,716)
Balance: December 31, 2023	$	**2,834,966**
New contracts, change orders, and adjustments		718,125
Less: contract revenue recognized in 2024		(980,179)
Balance December 31, 2024	$	**2,572,912**

Backlog should not be considered a comprehensive indicator of future revenue as many of our contracts can be terminated by our customers on relatively short notice, and Backlog does not include future work for which we may be awarded or new awards for which we are awaiting an executed contract or an authorized "Notice to Proceed." In the event of a termination, we are typically reimbursed for all of our costs through a specific contractual date, our costs to demobilize from the project site, and in certain cases overhead costs and profit associated with the contract through the termination date. Costs may include preconstruction and engineering services as well as that of our subcontractors. Our contracts do not typically grant us rights to revenue reflected in Backlog. Projects may remain in the Backlog for extended periods of time as a result of schedule delays, regulatory requirements, project specific issues, or other reasons. Contract amounts from contracts where a transaction price cannot be reasonably estimated are not included within our Backlog amount.

Below is our Backlog by segment.

Civil

(Amounts in thousands)		
Balance December 31, 2022	$	760,163
New contracts, change orders, and adjustments		199,372
Less: contract revenue recognized in 2023		(325,077)
Balance December 31, 2023	$	**634,458**
New contracts, change orders, and adjustments		643,433
Less: contract revenue recognized in 2024		(316,684)
Balance December 31, 2024	$	**961,207**

Transportation

(Amounts in thousands)		
Balance December 31, 2022	$	2,213,722
New contracts, change orders, and adjustments		812,425
Less: contract revenue recognized in 2023		(825,639)
Balance December 31, 2023	$	**2,200,508**
New contracts, change orders, and adjustments		74,692
Less: contract revenue recognized in 2024		(663,495)
Balance December 31, 2024	$	**1,611,705**

Liquidity, Capital Commitments and Resources

Our principal sources of liquidity are cash generated from operations, funds from borrowings, and existing cash on hand. Our principal uses of cash typically include the funding of working capital obligations, debt service, and investment in machinery and equipment for our projects.

In connection with the closing of the Business Combination, holders of 25,296,280 shares of Common Stock, or 91.7% of the shares with redemption rights, exercised their right to redeem their shares at a redemption price of $10.30 per share. As a result, a substantial portion of the cash proceeds from our initial public offering we received in connection with the Business Combination were not available to us after giving effect to the Business Combination. Prior to the closing of the Business Combination, we planned to use the cash acquired in the Business Combination (i) to fund organic growth with increased working capital, (ii) to fund future potential acquisitions, and (iii) for general corporate needs including paying down debt. In light of the high level of redemptions, we may seek cash from (x) increasing institutional borrowings or increase the amount of our revolving credit facility, (y) selling off unused or underutilized construction assets, or (z) expediting our claim settlements. However, we do not believe that the limited cash proceeds received in connection with the Business Combination have had a materially adverse impact on our operations or financial position.

We will receive the proceeds from any exercise of Warrants for cash. We believe the likelihood that Warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Stock. On February 24, 2025, the closing price of our Common Stock was $3.23 per share. To the extent the market price of our Common Stock remains below the Warrant exercise price of $11.50 per share, we believe that Warrant holders will be unlikely to exercise their Warrants for cash, resulting in little or no cash proceeds to us for any such exercise. To the extent we receive any cash proceeds, we expect to use such proceeds for general corporate and working capital purposes, which would increase our liquidity. However, we do not expect to rely materially on the cash exercise of Warrants to fund our operations.

Based on historical and anticipated future operating results, we believe cash flow from operations, available cash, and other financing will be adequate to meet our liquidity needs for at least the next twelve months, including any anticipated requirements for working capital, capital expenditures and scheduled debt service.

Our current and future liquidity is greatly dependent upon our operating results, which are largely determined by overall economic conditions, our current contracts and Backlog. Our liquidity could be adversely affected by a disruption in the availability of credit. If such an event were to occur, we may be unable to borrow under our revolving credit facility agreement or may be required to seek additional financing. In addition, we may be required to seek additional financing to refinance all or a significant portion of our existing debt on or prior to maturity. We may also seek to access the public or private equity markets to support our liquidity whenever conditions are favorable to us. There can be no assurance that we will be able to raise additional capital or obtain additional financing when needed or on terms that are favorable to us. See "*Item 1A. Risk Factors*" for further discussion of related risks.

We are exposed to market risks relating to fluctuations in interest rates and currency exchange risks. Significant changes in market conditions could cause interest rates to increase and have a material impact on our free cash flow and the financing needed to operate our business.

Cash Flows

Comparisons of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

The following table sets forth summary change in cash, cash equivalent and restricted cash for the years ended December 31, 2024 and December 31, 2023:

(Amounts in thousands)	December 31, 2024	December 31, 2023
Net cash provided by (used in) operating activities	$ 1,927	$ (10,264)
Net cash provided by investing activities	3,228	4,488
Net cash provided by (used in) financing activities	18,781	(2,590)
Effect of exchange rate changes	(195)	195
Net change in cash, cash equivalents, and restricted cash	$ 23,741	$ (8,171)

Net cash provided by operating activities was $1.9 million during the year ended December 31, 2024, compared to net cash used in operating activities of $10.3 million for the year ended December 31, 2023. During the year ended December 31, 2024, the primary drivers in the $1.9 million in cash provided by operating activities were a decrease of $70.7 million in contract assets, an increase of $56.4 million in contract liabilities and $23.3 million in depreciation and amortization, offset by $105.5 million in gross loss and $44.8 million in deferred taxes.

Net cash provided by investing activities was $3.2 million during the year ended December 31, 2024, compared to $4.5 million for the year ended December 31, 2023. During the year ended December 31, 2024, the primary drivers in the $3.2 million in cash provided by investing activities were $6.5 million in proceeds from sale of property and equipment and $4.1 million in distributions received from investees, offset by $7.4 million in purchases of property and equipment.

Net cash provided by financing activities was $18.8 million during the year ended December 31, 2024, compared to net cash used in financing activities of $2.6 million for the year ended December 31, 2023. During the year ended December 31, 2024, the primary drivers in the $18.8 million cash provided by financing activities were $168.1 million of borrowing on notes payable and $42.5 million in proceeds from financing obligations, offset by $95.0 million in payments on the revolving credit facility, $89.8 in payments on notes payable and $8.0 million in payments of deferred financing costs.

Comparisons of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

For discussion of cash flows for the year ended December 31, 2023 compared to the year ended December 31, 2022, refer to Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Cash Flows" of our *Annual Report on Form 10-K for the year ended December 31, 2023.*

As of December 31, 2024, we had long-term debt of $300.2 million, of which $44.5 million is due within the next twelve months.

Secured Notes

We enter into secured notes in order to finance growth within our business. In July 2023, we refinanced approximately $76.4 million of existing secured notes in exchange for a new equipment note in the amount of $113.5 million. The equipment note is secured by specific construction equipment assets and has a five-year fully amortizing term at a fixed rate of 7.25%. We incurred $0.3 million as deferred financing cost in connection with the refinancing. The deferred financing costs are included in long-term debt on our consolidated balance sheets. Additionally, as part of the refinancing, we incurred a loss on extinguishment of debt of $0.6 million, which was included in other income, net on our consolidated statements of operations and $0.6 million as bank service charges in connection with the refinancing. As of December 31, 2024, we had outstanding secured notes expiring between December 2025 and March 2033. Interest rates on the secured notes range between 0.00% and 12.90%. The secured notes are collateralized by certain assets of Southland's fleet of equipment.

On September 30, 2024, the Company entered into a term loan and security agreement (the "Credit Agreement") with Callodine Commercial Finance, LLC as administrative agent ("Administrative Agent") and lender. The Credit Agreement provides for a four-year secured $160.0 million term loan facility (the "Credit Facility"), consisting of a $140.0 million initial draw term loan (the "Term Loan") and a $20.0 million committed delayed draw term loan (the "Delayed Draw"). The Delayed Draw is a committed facility in which the Company may request all or a portion of the Delayed Draw to be available to the Company, subject to specified advance rates against eligible collateral and other criteria of the Credit Facility. As of December 31, 2024, there are no amounts eligible to be drawn under the Delayed Draw facility. The Delayed Draw can be drawn no more than once per quarter in minimum increments of $2.5 million, and once drawn, any repaid amounts of the Delayed Draw cannot be re-borrowed. Any undrawn portion of the Delayed Draw commitment will terminate on September 30, 2027, the third anniversary of the closing date. The Credit Facility has a maturity date of September 30, 2028. A portion of the proceeds from the Term Loan was used to pay in full all outstanding amounts under the revolving credit facility, and the revolving credit facility was terminated.

Subsequent to the year ended December 31, 2024, the Company and Administrative Agent entered into a first amendment to the Credit Facility that removed an Administrative Agent-requested borrowing base reserve amount in exchange for certain additional reporting obligations and a personal guarantee from Frank Renda, the Company's President and Chief Executive Officer, on any draws made on the Delayed Draw. As such, the Company has access to the Delayed Draw facility as supported by the borrowing base calculation.

The Credit Agreement requires quarterly principal payments on the Term Loan, which commenced on December 31, 2024. The required principal amortization is as follows: (i) 5.0% in the first year (1.25% per quarter), (ii) 10.0% in the second year (2.50% per quarter), (iii) 15.0% in the third and fourth years (3.75% per quarter), and (iv) the remaining balance at maturity. The amortization for the Delayed Draw will also be paid quarterly and apply to each individual draw at the same prevailing quarterly rate that is in effect for the Term Loan and will commence with the first full quarter after the draw date of any Delayed Draw.

The interest on amounts drawn under the Credit Facility is payable monthly at a rate of 7.25% per annum plus the higher of (i) 90-day Secured Overnight Financing Rate ("SOFR") with a credit adjustment spread of 0.15% or (ii) 3%. The undrawn portion of the Delayed Draw is subject to a 3.75% commitment fee, payable monthly.

Any principal prepayments in the first three years, other than mandatory prepayments pursuant to the Credit Agreement, will be subject to additional fees. In the first year, any prepayments will incur fees of 3% or the make-whole premium, whichever is higher. The make-whole premium is the interest and fees that would have been earned for the full year less interest and fees paid to date during the year. In the second and third years, any prepayments will incur fees of 2% and 1%, respectively. There are no fees for prepayments made in the fourth year.

The Credit Agreement contains customary restrictive covenants and events of default, including financial covenants based on the Company's Liquidity, as defined in the Credit Agreement, and trailing twelve-month earnings before interest expense, income taxes, depreciation and amortization (the "TTM EBITDA Covenants"). The TTM EBITDA Covenants will be tested and the Company must comply with the TTM EBITDA Covenants during any period where the Company's Liquidity falls below $30.0 million until the Company's Liquidity exceeds $30.0 million for a period of at least 30 days. The Credit Agreement requires the Company to maintain Liquidity of at least $20.0 million at all times. The Credit Agreement also stipulates that the outstanding principal cannot be greater than the specified advance rates against eligible collateral.

The obligations under the Credit Facility are unconditionally guaranteed by the Company and its subsidiaries. The obligations under the Credit Facility are secured by a first lien on all assets of the Company, subject to permitted liens and interests of other parties as described in the Credit Agreement.

As of December 31, 2024, the Company was in compliance with all financial covenants under the Credit Agreement.

In December 2024, in connection with the Transaction (see Note 2 of the Notes to the Consolidated Financial Statements), the Company exchanged $13.2 million of secured notes and accrued interest thereupon due to certain named executive officers in exchange for shares of common stock.

Mortgage Notes

We enter into mortgage notes in order to finance growth within our business. As of December 31, 2024, we had a mortgage note expiring in February 2029. The interest rate on the mortgage note was 5.99%. The mortgage note is collateralized by certain real estate owned by Southland.

Revolving Credit Facility

In July 2021, we entered into a revolving credit facility agreement ("Revolving Credit Facility") with Frost Bank for $50.0 million. As of December 31, 2022, the Revolving Credit Facility agreement had been amended and increased to $100.0 million. In August 2023, the Revolving Credit Facility was extended through January 15, 2025. In July 2024, the Company made a $3.0 million payment on the Revolving Credit Facility, in connection with a real estate transaction (see Note 2 of the Notes to the Consolidated Financial Statements).

On August 9, 2024, a principal payment of $2.5 million was made and the Revolving Credit Facility limit was reduced to $84.5 million. An additional payment of $10.0 million was made on September 15, 2024, which further reduced the Revolving Credit Facility limit to $74.5 million. The Company used a portion of the Term Loan proceeds to pay in full outstanding amounts under the Revolving Credit Facility. Concurrently with the Company's entry into the Credit Agreement, the Company terminated the Revolving Credit Facility.

Contractual Obligations

Our contractual obligations and commitments as of December 31, 2024, include:

- Debt obligations of $306.6 million (of which $44.5 million are due in 2025). See Note 10 of the Notes to the Consolidated Financial Statements for further detail about our debt and the timing of expected future principal payments.

- Finance lease obligations of $7.4 million (of which $1.6 million are due in 2025) and operating lease obligations of $15.8 million (of which $9.5 million are due in 2025). See Note 11 of the Notes to the Consolidated Financial Statements for further detail about our lease obligations and the timing of expected future payments.

- Amounts payable on promissory notes of $40.6 million (none of which are due in 2025). See Note 23 of the Notes to the Consolidated Financial Statements for further detail about the timing of expected future payments.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is submitted as a separate section in the index on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

It is management's responsibility to establish and maintain adequate disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the company's principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Our management, including our Chief Executive Officer and our Chief Financial Officer, have reviewed and evaluated the effectiveness of Southland's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. Following this review and evaluation, our management determined that as of the end of the period covered by this Annual Report on Form 10-K, Southland's disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, our principal executive officer and our principal financial officer, and effected by the Board, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. The scope of management's assessment of the effectiveness of internal control over financial reporting includes our consolidated subsidiaries.

Management's assessment of the effectiveness of our internal controls is based principally on our financial reporting as of December 31, 2024. In making our assessment of internal control over financial reporting, management used the criteria set forth in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of Southland's internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2024. Based on this evaluation, management believes that, as of December 31, 2024, Southland's internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the fiscal quarter ended December 31, 2024, none of our officers or directors adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1 under the Exchange Act or any "non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The information required by this Item 10 is incorporated by reference from the Company's 2025 Proxy Statement under "Executive Officers" and "Information about the Board of Directors and Corporate Governance" to be filed with the SEC no later than 120 days after the fiscal year ended December 31, 2024.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference from the Company's 2025 Proxy Statement under "Executive Compensation" and "Director Compensation" to be filed with the SEC no later than 120 days after the fiscal year ended December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated by reference from the Company's 2025 Proxy Statement under "Stock Ownership of Beneficial Owners and Certain Management" and "Equity Compensation Plan Information" to be filed with the SEC no later than 120 days after the fiscal year ended December 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference from the Company's 2025 Proxy Statement under "Certain Relationships and Related Party Transactions" and "Information About the Board of Directors and Corporate Governance" to be filed with the SEC no later than 120 days after the fiscal year ended December 31, 2024.

Item 14. Principal Accountant's Fees and Services

The information required by this Item is incorporated by reference from the Company's 2025 Proxy Statement under "Principal Accountant's Fee and Services" to be filed with the SEC no later than 120 days after the fiscal year ended December 31, 2024.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(1) *Financial Statements*. The consolidated financial statements and information required by "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K appear on pages F-1 through F-40 of this report. The Index to Consolidated Financial Statements appears on page F-1.

(2) *Financial Statement Schedules*. All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or the notes thereto.

(3) *Exhibits.*

Exhibit No.	Description
2.1+	Agreement and Plan of Merger, dated as of May 25, 2022, by and among the Company, Legato Merger Sub, Inc. and Southland Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on May 25, 2022).
3.1	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
4.1	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1 (File No. 333-260816) filed with the SEC on November 5, 2021).
4.2	Warrant Agreement between American Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2021).
4.3	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (File No. 333-260816) filed with the SEC on November 5, 2021).
4.4	Description of the Company's Securities Registered under Section 12 of the Exchange Act (incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 21, 2023).
10.1	Form of Letter Agreement from each of the Company's Initial Stockholders, officers and directors (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-260816) filed with the SEC on November 5, 2021).
10.2	Form of Stock Escrow Agreement between the Company, the Initial Stockholders and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-260816) filed with the SEC on November 5, 2021).
10.3+	2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.3.1	Form of Incentive Stock Option Award Agreement under 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.3.1 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.3.2	Form of Non-Qualified Stock Option Award Agreement under 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.3.2 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.3.3	Form of Restricted Stock Award Agreement under 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.3.3 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.3.4	Form of Restricted Stock Unit Award Agreement under 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.3.4 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.3.5	Form of Stock Appreciation Right Award Agreement under 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.3.5 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).

10.4	Form of Lock-Up Agreement, dated as of May 25, 2022, by and between the Company and certain Southland Members (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 25, 2022).
10.5	Amended and Restated Registration Rights Agreement, dated as of February 14, 2023, by and between the Company, certain Southland Members, the Initial Stockholders and EBC (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.6.1+	Employment Agreement, dated as of February 14, 2023, by and between the Company and Frank S. Renda (incorporated by reference to Exhibit 10.6.1 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.6.2+	Employment Agreement, dated as of February 14, 2023, by and between the Company and Walter Timothy "Tim" Winn (incorporated by reference to Exhibit 10.6.2 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.6.3+	Employment Agreement, dated as of February 14, 2023, by and between the Company and Rudolph "Rudy" V. Renda (incorporated by reference to Exhibit 10.6.3 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.6.4+	Employment Agreement, dated as of February 14, 2023, by and between the Company and Cody Gallarda (incorporated by reference to Exhibit 10.6.4 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.7.1	Promissory note, dated November 30, 2016, to Rudolph V. Renda (incorporated by reference to Exhibit 10.13 to the Company's Proxy Statement/Prospectus (File No. 333-267393) filed with the SEC on October 27, 2022).
10.7.2	Promissory Note, dated November 30, 2016, to Frank S. Renda (incorporated by reference to Exhibit 10.14 to the Company's Proxy Statement/Prospectus (File No. 333-267393) filed with the SEC on October 27, 2022).
10.7.3	Promissory Note, dated November 30, 2018, to Rudolph V. Renda (incorporated by reference to Exhibit 10.15 to the Company's Proxy Statement/Prospectus (File No. 333-267393) filed with the SEC on October 27, 2022).
10.7.4	Promissory Note, dated November 30, 2018, to Frank S. Renda (incorporated by reference to Exhibit 10.16 to the Company's Proxy Statement/Prospectus (File No. 333-267393) filed with the SEC on October 27, 2022).
10.8	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.9	Form of Merger Consideration Note (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.10	Letter Agreement (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.11	Form of Underwriter Note (incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.12	Form of Non-Redemption Agreement (incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023).
10.13	Real Estate Purchase Agreement, by and between Southland Holdings, LLC and Reksuh Acquisition, LLC, dated May 7, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2024).
10.14	First Amendment to Real Estate Purchase Agreement, by and between Southland Holdings, LLC and Reksuh Acquisition, LLC, dated May 7, 2024 (incorporated by reference to Exhibit 10.2 to the Company's Current Report o Form 8-K filed with the SEC on July 23, 2024).
10.15	Second Amendment and Assignment and Assumption of Real Estate Purchase Agreement, by and between Southland Holdings, LLC, Reksuh Acquisition, LLC, American Bridge Company and GCP Southland, LLC, dated July 17, 2024 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2024).
10.16	Lease Agreement, by and between Southland Holdings, Inc. and GCP Southland, LLC, dated July 19, 2024 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2024).

10.17	Lease Agreement, by and between Southland Holdings, Inc. and GCP Southland, LLC, dated July 19, 2024 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2024).
10.18	Lease Agreement, by and between Southland Holdings, Inc. and GCP Southland, LLC, dated July 19, 2024 (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2024).
10.19	Credit Agreement, dated as of September 30, 2024, by and among the Company, as borrowers, and Callodine Commercial Finance, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 3, 2024).
10.20	Securities Purchase Agreement, dated as of December 27, 2024, by and between the Company and Frankie S. Renda. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 30, 2024).
10.21	Securities Purchase Agreement, dated as of December 27, 2024, by and between the Company and Rudolph V. Renda. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 30, 2024).
10.22	Securities Purchase Agreement, dated as of December 27, 2024, by and between the Company and Walter Timothy Winn. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on December 30, 2024).
10.23*	Promissory Note, dated March 15, 2024, to Rudolph V. Renda.
10.24*	Promissory Note, dated March 15, 2024, to Frank S. Renda.
10.25*	Promissory Note, dated March 15, 2024, to Walter T. Winn.
10.26*	First Amendment to Credit Agreement, by and between Southland Holdings, LLC and Callodine Commercial Finance, LLC, dated March 3, 2025.
19*	Insider Trading Policy.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Grant Thornton LLP.
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a 14 and 15d 14, as adopted pursuant to Section 302 Sarbanes Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a 14 and 15d 14, as adopted pursuant to Section 302 Sarbanes Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
97.1	Southland Holdings, Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed with the SEC on March 4, 2024).
101*	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Changes in Stockholders' Deficit; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

---

*   Filed herewith.

**   Furnished herewith.

\+   Management contract or compensatory plan.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 4, 2025.

SOUTHLAND HOLDINGS, INC.

By: /s/ Frank Renda

Frank Renda
*President, Chief Executive Officer
and Director*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 4, 2025, by the following persons on behalf of the registrant and in the capacities indicated:

Signature	Title
/s/ Frank Renda Frank Renda	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Cody Gallarda Cody Gallarda	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Walter "Tim" Winn Walter "Tim" Winn	Executive Vice President and Co-Chief Operating Officer, Director
/s/ Greg Monahan Gregory Monahan	Director
/s/ Izilda "Izzy" Martins Izilda "Izzy" Martins	Director
/s/ Kyle Burtnett Kyle Burtnett	Director
/s/ Mario Ramirez Mario Ramirez	Director

SOUTHLAND HOLDINGS, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Southland Holdings, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Southland Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Unresolved contract modifications and estimates to complete associated with long-term contracts

As described further in Notes 2 and 6 to the consolidated financial statements, revenue derived from long-term contracts is recognized as the performance obligations are satisfied over time. The Company uses the input method, measured by the percentage of cost incurred to date to estimated total costs for each project to recognize revenue. Under the input method, the determination of the progress towards completion requires management to prepare estimates of the costs to complete. In addition, the Company's contracts may include variable consideration related to contract modifications through unresolved contract modifications, and management must estimate the timing and amount of unresolved contract modifications revenue to recognize. We identified unresolved contract modifications and estimates to complete associated with long-term contracts as a critical audit matter.

The principal consideration for our determination that estimates to complete associated with long-term contracts is a critical audit matter is that auditing management's estimate of the progress toward completion of its projects was complex and subjective. This is due to the considerable auditor judgement required to evaluate management's determination of the forecasted costs to complete its long-term contracts as future results may vary significantly from past estimates due to changes in facts and circumstances. In addition, the principal consideration for our determination that unresolved contract modifications associated with long-term contracts is a critical audit matter is that auditing the Company's measurement of variable consideration is complex and highly judgmental and can have a material effect on the amount and timing of revenue recognized.

Our audit procedures related to the unresolved contract modifications and estimates to complete associated with long-term contracts included the following, among others:

- For a selection of long-term contracts, we evaluated the reasonableness of significant assumptions used to develop the estimates to complete by conducting interviews with project personnel and performing a retrospective analysis using historical actual costs and trends.
- We tested the completeness and accuracy of the costs incurred to date and the total estimated costs for a sample of long-term contracts.
- For a selection of long-term contracts, we tested the estimated variable consideration related to recorded unresolved contract modifications revenue by evaluating the likelihood of a significant reversal of revenue at a later date and tracing the amounts to supporting documentation.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2022.

Dallas, Texas
March 4, 2025

SOUTHLAND HOLDINGS, INC.
Consolidated Balance Sheets

(Amounts in thousands, except shares and per share data)

ASSETS		As of December 31, 2024		As of December 31, 2023
Current assets				
Cash and cash equivalents	$	72,185	$	49,176
Restricted cash		15,376		14,644
Accounts receivable, net		179,320		194,869
Retainage receivables		112,264		109,562
Contract assets		483,181		554,202
Other current assets		19,326		20,083
Total current assets		881,652		942,536
Property and equipment, net		116,328		102,150
Right-of-use assets		14,897		12,492
Investments - unconsolidated entities		126,705		121,648
Investments - limited liability companies		2,590		2,590
Investments - private equity		2,699		3,235
Deferred tax asset		54,531		11,496
Goodwill		1,528		1,528
Intangible assets, net		1,180		1,682
Other noncurrent assets		1,539		1,711
Total noncurrent assets		321,997		258,532
Total assets		1,203,649		1,201,068
LIABILITIES AND EQUITY				
Current liabilities				
Accounts payable	$	191,670	$	162,464
Retainage payable		33,622		40,950
Accrued liabilities		91,515		124,667
Current portion of long-term debt		44,525		48,454
Short-term lease liabilities		10,104		14,081
Contract liabilities		249,706		193,351
Total current liabilities		621,142		583,967
Long-term debt		255,625		251,906
Long-term lease liabilities		10,791		5,246
Deferred tax liabilities		292		2,548
Financing obligations, net		41,468		—
Long-term accrued liabilities		58,075		49,109
Other noncurrent liabilities		40,847		47,728
Total long-term liabilities		407,098		356,537
Total liabilities		1,028,240		940,504
Commitments and contingencies (see Note 17)				
Stockholders' equity				
Preferred stock, $0.0001 par value, authorized 50,000,000 shares, none issued and outstanding as of December 31, 2024 and December 31, 2023		—		—
Common stock, $0.0001 par value, authorized 500,000,000 shares, 53,936,411 and 47,891,984 issued and outstanding as of December 31, 2024 and December 31, 2023, respectively		5		5
Additional paid-in-capital		292,173		270,330
Accumulated deficit		(124,618)		(19,253)
Accumulated other comprehensive loss		(3,902)		(1,460)
Total stockholders' equity		163,658		249,622
Noncontrolling interest		11,751		10,942
Total equity		175,409		260,564
Total liabilities and equity	$	1,203,649	$	1,201,068

See accompanying notes to the consolidated financial statements

SOUTHLAND HOLDINGS, INC.
Consolidated Statements of Operations

(Amounts in thousands except shares and per share data)	Year Ended		
	December 31, 2024	December 31, 2023	December 31, 2022
Revenue	$ 980,179	$ 1,160,417	$ 1,161,431
Cost of construction	1,043,219	1,124,603	1,020,497
Gross profit (loss)	(63,040)	35,814	140,934
Selling, general, and administrative expenses	63,274	67,195	58,231
Operating income (loss)	(126,314)	(31,381)	82,703
Gain (loss) on investments, net	(225)	30	(76)
Other income, net	3,631	23,580	2,204
Interest expense	(29,512)	(19,471)	(8,891)
Earnings (losses) before income taxes	(152,420)	(27,242)	75,940
Income tax expense (benefit)	(46,892)	(8,527)	13,290
Net income (loss)	(105,528)	(18,715)	62,650
Net income (loss) attributable to noncontrolling interests	(163)	538	2,108
Net income (loss) attributable to Southland Stockholders	$ (105,365)	$ (19,253)	$ 60,542
Net loss per share attributable to common stockholders			
Basic [(1)]	$ (2.19)	$ (0.41)	
Diluted [(1)]	$ (2.19)	$ (0.41)	
Weighted average shares outstanding			
Basic [(1)]	48,073,973	47,088,813	
Diluted [(1)]	48,073,973	47,088,813	

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(1)   Southland's historical common equity structure was in the form of membership percentages and no shares were issued. As such, reporting periods prior to the three months ended March 31, 2023 will not present share or per share data.

See accompanying notes to the consolidated financial statements

SOUTHLAND HOLDINGS, INC.
Consolidated Statements of Comprehensive Income (Loss)

	Year Ended		
(Amounts in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Net income (loss)	$ (105,528)	$ (18,715)	$ 62,650
Foreign currency translation adjustment, net of tax	(3,032)	1,206	(1,718)
Comprehensive income (loss), net of tax	(108,560)	(17,509)	60,932
Less: Comprehensive income (loss) attributable to noncontrolling interest	(753)	628	2,029
Comprehensive income (loss) attributable to Southland Stockholders	$ (107,807)	$ (18,137)	$ 58,903

See accompanying notes to the consolidated financial statements

SOUTHLAND HOLDINGS, INC.
Consolidated Statements of Equity

(Amounts in thousands, except shares)	Shares Preferred stock	Shares Common stock	Preferred stock	Common stock	Accumulated other comprehensive income	Additional Paid-In Capital	Accumulated Deficit	Noncontrolling interest	Total equity
Balance as of December 31, 2021	24,400,000	44,407,831	$ 24,400	$ 4	$ (937)	$ 224,786	$ —	$ 11,057	$ 259,310
Preferred stock and dividends	—	—	—	—	—	(1,037)	—	(188)	(1,225)
Distributions to members	—	—	—	—	—	278	—	(2,452)	(2,174)
Net income	—	—	—	—	—	60,542	—	2,108	62,650
Other comprehensive loss	—	—	—	—	(1,639)	—	—	(79)	(1,718)
Balance as of December 31, 2022	24,400,000	44,407,831	24,400	4	(2,576)	284,569	—	10,446	316,843
Preferred stock repurchase and dividends	(24,400,000)	—	(24,400)	—	—	(50,129)	—	(22)	(74,551)
Issuance of post-merger earnout shares	—	3,448,283	—	1	—	34,999	—	—	35,000
Issuance of shares - RSUs	—	35,870	—	—	—	—	—	—	—
Distributions to members	—	—	—	—	—	—	—	(110)	(110)
Share-based compensation	—	—	—	—	—	891	—	—	891
Net income (loss)	—	—	—	—	—	—	(19,253)	538	(18,715)
Other comprehensive income	—	—	—	—	1,116	—	—	90	1,206
Balance as of December 31, 2023	—	47,891,984	—	5	(1,460)	270,330	(19,253)	10,942	260,564
Issuance of shares - RSUs, net of tax	—	213,528	—	—	—	(206)	—	—	(206)
Issuance of common stock	—	5,830,899	—	—	—	20,000	—	—	20,000
Distributions to members	—	—	—	—	—	—	—	(276)	(276)
Share-based compensation	—	—	—	—	—	2,049	—	—	2,049
Capital contributions from non-controlling interest	—	—	—	—	—	—	—	1,838	1,838
Net loss	—	—	—	—	—	—	(105,365)	(163)	(105,528)
Other comprehensive loss	—	—	—	—	(2,442)	—	—	(590)	(3,032)
Balance as of December 31, 2024	—	53,936,411	$ —	5	$ (3,902)	$ 292,173	$ (124,618)	$ 11,751	$ 175,409

See accompanying notes to the consolidated financial statements

SOUTHLAND HOLDINGS, INC.
Consolidated Statements of Cash Flows

(Amounts in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from operating activities:			
Net income (loss)	$ (105,528)	$ (18,715)	$ 62,650
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	23,298	30,529	45,697
Loss on extinguishment of debt	246	631	—
Deferred taxes	(44,751)	(12,341)	(2,103)
Change in fair value of earnout liability	—	(20,689)	—
Share-based compensation	2,049	891	—
Gain on sale of assets	(3,439)	(1,328)	(3,377)
Foreign currency remeasurement loss (gain)	(12)	(109)	548
Loss (earnings) from equity method investments	415	(7,740)	(9,299)
TZC investment present value accretion	(3,367)	(2,449)	(2,355)
Loss (gain) on trading securities, net	224	(26)	(260)
Changes in assets and liabilities:			
Accounts receivable	9,924	(48,971)	(18,432)
Contract assets	70,713	(42,921)	(138,677)
Other current assets	757	4,136	(1,293)
Right-of-use assets	(2,410)	4,402	(1,315)
Accounts payable and accrued liabilities	(3,652)	46,608	(13,546)
Contract liabilities	56,426	61,775	20,049
Operating lease liabilities	2,538	(4,314)	1,264
Other	(1,504)	367	(5,753)
Net cash provided by (used in) operating activities	1,927	(10,264)	(66,202)
Cash flows from investing activities:			
Purchase of property and equipment	(7,416)	(10,846)	(4,765)
Proceeds from sale of property and equipment	6,513	8,813	10,064
Loss on investment in limited liability company	—	—	336
Purchase of trading securities	(89)	—	—
Proceeds from the sale of trading securities	401	61	927
Distributions received from equity method investees	—	7,000	—
Distributions received from investees	4,069	—	—
Capital contribution to unconsolidated investments	(250)	—	
Capital contribution to equity method investees	—	(540)	(1,000)
Net cash provided by investing activities	3,228	4,488	5,562
Cash flows from financing activities:			
Borrowings on revolving credit facility	5,000	8,000	75,000
Payments on revolving credit facility	(95,000)	(13,000)	—
Borrowings on notes payable	168,127	115,265	281
Payments on notes payable	(89,781)	(123,720)	(42,934)
Proceeds from financing obligations	42,500	—	—
Payments of deferred financing costs	(7,982)	(565)	—
Pre-payment premium	(246)	(471)	—
Advances from (to) related parties	12	(242)	(1,598)
Payments on finance lease and financing obligations	(5,481)	(4,835)	(8,157)
Capital contributions from noncontrolling members	1,838	—	—
Distribution to members	—	(110)	(2,457)
Payment of taxes related to net share settlement of RSUs	(206)	—	—
Proceeds from merger of Legato II and Southland LLC	—	17,088	—
Net cash provided by (used in) financing activities	18,781	(2,590)	20,135
Effect of exchange rate on cash	(195)	195	1,254
Net increase (decrease) in cash and cash equivalents and restricted cash	23,741	(8,171)	(39,251)
Beginning of period	63,820	71,991	111,242
End of period	$ 87,561	$ 63,820	$ 71,991

Supplemental cash flow information

Cash paid for income taxes	$	1,561	$	7,587	$	10,392
Cash paid for interest	$	28,047	$	18,277	$	9,044

Non-cash investing and financing activities:

Lease assets obtained in exchange for new leases	$	18,718	$	13,875	$	19,558
Assets obtained in exchange for notes payable	$	27,365	$	10,884	$	4,091
Related party payable exchanged for note payable	$	3,797	$	—	$	—
Conversion of promissory notes payable to equity	$	20,000	$	—	$	—
Dissolution of joint venture	$	276	$	—	$	—
Issuance of post-merger earn out shares	$	—	$	35,000	$	—
Dividend financed with notes payable	$	—	$	50,000	$	—

See accompanying notes to the consolidated financial statements

SOUTHLAND HOLDINGS, INC.
Notes to the Consolidated Financial Statements

Note 1. Description of Business

Southland Holdings, Inc. and its subsidiaries ("Southland", the "Company", "we", "us", or "our") is a diverse leader in specialty infrastructure construction with roots dating back to 1900. We design and construct projects in the bridges, tunnels, transportation and facilities, marine, steel structures, water and wastewater treatment, and water pipelines end markets.

Southland is based in Grapevine, Texas. It is the parent company of Johnson Bros. Corporation, American Bridge Holding Company ("American Bridge"), Oscar Renda Contracting, Southland Contracting, Mole Constructors, Heritage Materials and other affiliates. American Bridge, a builder of specialty construction projects, was acquired in 2020. With the combined capabilities of these six primary subsidiaries and their affiliates, Southland has become a diversified industry leader with both public and private customers. The majority of our customers are located in the United States.

In the second quarter of 2023, Southland decided to discontinue certain types of projects in its Materials & Paving business line ("M&P") and sold assets related to producing large scale concrete and asphalt. M&P is reported in the Transportation segment. The Company will not be pursuing production of concrete and asphalt products for use on self-performed paving projects where the majority of the scope of work contains large-scale concrete and asphalt production or sale of asphalt and concrete products to third parties. This operational shift will allow the Company to better focus its resources on more profitable lines of business. The Company has concluded this action with M&P does not qualify for Discontinued Operations treatment and presentation as it does not represent a strategic shift in the Company's business.

As previously announced, on May 25, 2022, Legato Merger Corp. II, a Delaware corporation ("Legato II"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Legato Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Legato II ("Merger Sub"), and Southland Holdings LLC, a Texas limited liability company ("Southland LLC").

On February 14, 2023 (the "Closing Date"), as contemplated by the Merger Agreement, Merger Sub merged with and into Southland LLC, with Southland LLC surviving the merger as a wholly owned subsidiary of Legato II (the "Merger"). The transactions contemplated by the Merger Agreement are referred to herein collectively as the "Business Combination." In connection with the Business Combination, Legato II changed its name to "Southland Holdings, Inc."

The Merger was accounted for as a reverse recapitalization with Southland LLC as the accounting acquirer and Legato II as the acquired company for accounting purposes. Accordingly, all historical financial information presented in the consolidated financial statements represents the accounts of Southland and its subsidiaries as if Southland had been the predecessor Company. The structure of Southland's historical common equity structure was in the form of membership percentages and no shares were issued. As such, reporting periods prior to the three months ended March 31, 2023, will not present share or per share data.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in conformity with United States Generally Accepted Accounting Principles ("GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") contains guidance that form GAAP. New guidance is released via Accounting Standards Update ("ASU").

The consolidated financial statements include the accounts of Southland Holdings, Inc., and our majority-owned and controlled subsidiaries and affiliates as detailed below. All significant intercompany transactions are eliminated within the consolidations process. Investments in non-construction related partnerships and less-than-majority owned subsidiaries that we do not control, but where we have significant influence are accounted for under the equity method. Certain construction related joint ventures and partnerships that we do not control, nor do we have significant influence are accounted for under the equity method for the balance sheet and under the proportionate consolidation method for the statement of operations.

These consolidated financial statements include the accounts of Southland Holdings, Inc, Southland Holdings, LLC, Southland Contracting, Inc., Johnson Bros. Corporation, a Southland Company ("Johnson Bros. Corporation"), Mole Constructors, Inc., Oscar Renda Contracting, Inc. ("Oscar Renda Contracting"), Heritage Materials, LLC, American Bridge, Renda Pacific LLC, Southland Renda JV ("Southland Renda"), Southland Mole JV ("Southland Mole"), Southland RE Properties LLC, Oscar Renda Contracting of Canada, Ltd., Southland Mole of Canada Ltd. ("Southland Mole of Canada"), Southland Technicore Mole JV ("Southland Technicore Mole"), Southland Mole of Canada/Astaldi Canada Design & Construction JV ("Southland Astaldi") and American Bridge/Commodore JV. In November 2024, the Company dissolved the Southland Technicore Mole joint venture.

Southland Holdings, LLC, Renda Pacific, LLC, Southland RE Properties, LLC, and Heritage Materials, LLC, are limited liability companies. The members' liability is limited to our investments within those companies.

Reclassifications

Certain reclassifications have been made to the Company's prior period consolidated financial information to conform to the current year presentation. These presentation changes did not impact the Company's consolidated net income, consolidated cash flows, total assets, total liabilities or total equity.

Operating Cycle

Assets and liabilities related to long-term contracts are included in current assets and current liabilities in the accompanying consolidated balance sheets as they will be settled in the normal course of contract completion. Some of these contracts will require more than one year to settle.

Foreign Operations and Foreign Exchange Risk

Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, asset seizure, domestic and foreign import or export changes, and restrictions on currency exchange. Net assets of foreign operations for the years ended December 31, 2024, and December 31, 2023, are approximately 62% and 47%, respectively, of our total net assets.

The financial records of Southland Technicore Mole joint venture, Oscar Renda Contracting of Canada, Inc., Southland Mole of Canada, Southland Astaldi joint venture, and various consolidated American Bridge subsidiaries are maintained in local currencies. Results of foreign operations are translated from the local currency to the U.S. dollar (functional and reporting currency) using the average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Certain long-lived assets and liabilities are converted at historical rates. Resulting gains or losses from translating foreign currency financial statements are recorded as other comprehensive income (loss).

We enter foreign currency transactions when a transaction is denominated in currency other than our functional currency. A transaction is initially measured and recorded using the exchange rate on the date of the transaction. Transactions are then remeasured at the end of each reporting period using the exchange rate at that date. The resulting gains or losses are recorded in the consolidated statements of operations within other income, net.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. It is reasonably possible that changes may occur in the near term that would affect our estimates with respect to revenue recognition, the allowance for credit losses, recoverability of unapproved contract modifications, deferred tax assets, and other accounts for which estimates are required.

Segments

We manage our business using two distinct operating segments. Our chief operating decision maker ("CODM") reviews financial information pertaining to our Transportation and Civil segments.

The classification of revenue, cost of construction and gross profit for segment reporting purposes is reliant on management judgment. At times, our segments undertake projects together or share resources and equipment. We also allocate some costs between segments which can include facility costs, equipment costs, and other operating expenses.

Concentration Risk

As of December 31, 2024, there were no customers who individually comprised 10% of our contract receivables. As of December 31, 2023, we had one customer that comprised 15% of our contract receivables.

The percentage of our labor force subject to collective bargaining agreements was 14%, 20%, and 26% as of December 31, 2024, December 31, 2023, and December 31, 2022, respectively. The collective bargaining agreements are due to expire by 2026. We consider our relationships with our employees and the applicable labor unions to be satisfactory.

During the year ended December 31, 2024, revenue earned from two customers individually exceeded 10% of annual revenue. Revenue from each customer was 13.9% and 10.1%.

During the year ended December 31, 2023, revenue earned from two customers individually exceeded 10% of annual revenue. Revenue from each customer was 17.3% and 13.7%.

During the year ended December 31, 2022, there were no customers who individually comprised 10% of annual revenue.

During the year ended December 31, 2024, revenue earned from operations in Florida, New York, Texas, and the Bahamas was approximately 22.7%, 14.8%, 13.7% and 13.6%, respectively. Remaining revenue earned was from operations in 28 other states, territories, or provinces. Foreign revenue earned was 17.2% of total revenue.

During the year ended December 31, 2023, revenue earned from operations in Florida, Texas, and the Bahamas was approximately 19.7%, 18.9%, and 17.3%, respectively. Remaining revenue earned was from operations in 29 other states, territories, or provinces. Foreign revenue earned was 22.9% of total revenue.

During the year ended December 31, 2022, revenue earned from operations in Texas and Florida was approximately 24.9% and 16.3%, respectively. Remaining revenue earned was from operations in 23 other states, territories, or provinces. Foreign revenue earned was 15% of total revenue.

Revenue and Cost Recognition

We recognize revenue in accordance with FASB ASC 606 ("ASC 606"). In accordance with ASC 606, we follow the five-step process to recognize revenue:

1. Identify the contract
2. Identify performance obligations
3. Determine the transaction price
4. Allocate the transaction price
5. Recognize revenue

Most of our contracts consist of firm fixed-price and fixed-price per unit arrangements. The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Our contracts do not include a significant financing component. The transaction price for our contracts may include variable consideration, which includes increases to transaction price for approved, unapproved and unpriced change orders, claims, increased performance of units and incentives, and reductions to transaction price for decreased performance of units and liquidated damages.

Variable consideration is recognized when realization of the adjustment is probable, and the amount can be reasonably determined. We recognize adjustments in estimated profit on contracts under the cumulative catch-up method. Our performance obligations are generally satisfied over time as work progresses. Revenue is recognized over time using the input method, measured by the percentage of cost incurred to date to estimated total cost for each contract. This method is used because we believe expended cost to be the best available measure of progress on contracts. Because of the uncertainties in estimating costs, it is reasonably possible that the estimates used will change within the near term.

Cost of construction includes all direct material, subcontractor, equipment, and labor and certain other direct costs, as well as those indirect costs related to contract performance. Selling, general and administrative costs are charged to operations as directly incurred. Costs to fulfill contracts, such as costs to mobilize equipment to a jobsite, prior to substantive work beginning ("mobilization costs") and costs to insure a contract ("bonds and insurance") are capitalized as incurred and amortized over the expected duration of the contract. Capitalized contract costs are included as contract assets on the consolidated balance sheets and are amortized over the expected contract length. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to revenues, costs and income, which are recognized in the period in which the revisions are determined. Changes in estimated job profitability are accounted for as changes in estimates in the current period.

(Amounts in thousands)	December 31, 2024		December 31, 2023	
Costs to bond and insure	$	22,128	$	20,997
Mobilization costs		9,043		7,617
Costs to fulfill contracts, net	$	31,171	$	28,614

During the years ended December 31, 2024 and December 31, 2023, we amortized $12.5 million and $15.0 million, respectively, of mobilization and costs to insure contracts to cost of construction in the consolidated statements of operations.

Contract assets represent, in addition to costs to fulfill, revenues recognized in excess of amounts billed. We anticipate substantially all incurred costs associated with contract assets to be billed and collected within one year or the lifecycle of a construction project. Contract liabilities represents billings in excess of revenues recognized.

We report revenue net of any taxes collected from the customer and remitted to government agencies.

Fair Value Measurement

FASB ASC 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobserved inputs (level 3 measurements). The three levels are defined as follows:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that we have the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

All assets and liabilities have been valued using a market approach, except for Level 3 assets. Fair values for assets in Level 2 are estimated using quoted market prices for the funds' investment assets in active and inactive markets. Fair values for assets in Level 3 are estimated based on estimated fair values of the funds' underlying assets as provided by third-party pricing information without adjustment, which are believed to be illiquid. There were no significant transfers in or out of Levels 1, 2, or 3 during 2024 or 2023.

Cash, Cash Equivalents, and Restricted Cash

We consider all highly liquid instruments purchased with a maturity of three months or less as cash equivalents. We maintain our cash in accounts at certain financial institutions. The majority of our balances exceed federally insured limits.

We have not experienced any losses in these accounts, and we do not believe they are exposed to any significant credit risk.

Restricted cash and cash equivalents consist of amounts held in accounts in our name at certain financial institutions. These accounts are subject to certain control provisions in favor of various surety and insurance companies for purposes of compliance and security perfections.

(Amounts in thousands)	December 31, 2024	December 31, 2023
Cash and cash equivalents at beginning of year	$ 49,176	$ 57,915
Restricted cash at beginning of year	14,644	14,076
Cash, cash equivalents, and restricted cash at beginning of year	$ 63,820	$ 71,991
Cash and cash equivalents at end of year	$ 72,185	$ 49,176
Restricted cash at end of year	15,376	14,644
Cash, cash equivalents, and restricted cash at end of year	$ 87,561	$ 63,820

Accounts Receivable, Net

We provide an allowance for credit losses, which is based upon a review of outstanding receivables, historical collection information, existing economic conditions and future expectations. Normal contracts receivable are due 30 days after the issuance of the invoice. Retainages are typically due 30 days after completion of the project and acceptance by the contract owner. Warranty retainage receivables, where applicable, are typically due two years after completion of the project and acceptance by the contract owner. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

We expect to collect $100.5 million of our outstanding retainage receivables, net, within the next twelve months.

In certain cases we can apply in writing at the time of substantial performance of the contract to substitute the amount retained as warranty receivable with a substitute bond of equal or greater value. It is at the discretion of the owners to accept a substitute bond.

As of December 31, 2024, and December 31, 2023, we had an allowance for credit losses of $2.0 million and $1.3 million, respectively.

Inventory

Inventory consists mainly of materials utilized for Heritage Materials' materials producing plants, is stated at the lower of cost (first in, first out) or net realizable value and is reported in other current assets. As of December 31, 2024, and December 31, 2023, we had inventory of $4.5 million and $5.5 million, respectively.

Deferred Financing Costs

We capitalize costs related to the issuance of debt. Deferred financing costs are presented with noncurrent liabilities as a reduction of long-term debt on our consolidated balance sheets. The amortization of such costs is recognized as interest expense over the term of the respective debt instruments to which they pertain.

Property and Equipment

Depreciation on property and equipment is provided by the straight-line method over the estimated useful life of the assets and includes amortization of finance leases. Assets for certain joint ventures are depreciated over the estimated life of the contract. Maintenance and repairs are expensed as incurred, while replacements and improvements are capitalized.

In the case of property and equipment disposal, costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss on a sale or retirement of property and equipment used in construction are recorded within cost of construction. Gains and losses related to all other property and equipment are reflected in other income, net in the consolidated statements of operations.

A summary of the estimated useful lives is as follows:

Buildings	40 years
Leasehold improvements	Lesser of 15 years or lease term
Auto and trucks	3-7 years
Machinery and equipment	5-10 years
Office and safety equipment	3-7 years

Useful lives of property and equipment may be adjusted as differing equipment use and circumstances present.

Goodwill and Indefinite-Lived Intangibles

Goodwill and indefinite-lived intangibles are tested for impairment annually in the fourth quarter, or more frequently if events or circumstances indicate that goodwill or indefinite-lived intangibles may be impaired. We evaluate goodwill at the reporting unit level (operating segment or one level below an operating segment). We identify our reporting unit and determine the carrying value of the reporting unit by assigning the assets and liabilities, including the existing goodwill and indefinite-lived intangibles, to the reporting unit. Our reporting units are based on our organizational and reporting structure. We currently identify three reporting units. We begin with a qualitative assessment using inputs based on our business, our industry, and overall macroeconomic factors. If our qualitative assessment deems that the fair value of a reporting unit is more likely than not less than its carrying amount, we then complete a quantitative assessment to determine the fair value of the reporting unit and compare it to the carrying amount of the reporting unit. For the years ended December 31, 2024, December 31, 2023, and December 31, 2022, based on the results of our qualitative assessments which determined that it was more likely than not that the fair value of the reporting units exceeded the carrying amounts and that the fair value of the indefinite-lived intangible assets exceeded the carrying amounts, we did not complete quantitative assessments, and we did not record any impairment of goodwill or indefinite-lived intangible assets.

Valuation of Long-Lived Assets

We review long-lived assets, including finite-lived intangible assets subject to amortization, for impairment upon the occurrence of events or changes in circumstances that would indicate that the carrying value of the asset or group of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to the future net cash flows expected to be generated by the asset or group of assets. If such assets are not considered to be fully recoverable, any impairment to be recognized is measured by the amount by which the carrying amount of the asset or group of assets exceeds its respective fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the year ended December 31, 2024, we did not identify any triggering events that would require a quantitative assessment.

Intangible assets with a definite useful life are amortized over their useful lives. For the years ended December 31, 2024, December 31, 2023, and December 31, 2022, we recorded amortization expense of $0.5 million, $0.5 million, and $1.0 million, respectively.

Commitments and Contingencies

We are involved in various lawsuits and claims that arise in the normal course of business. Amounts associated with lawsuits or claims are reserved for matters in which it is believed that losses are probable and can be reasonably estimated. In addition to matters in which it is believed that losses are probable, disclosure is also provided for matters in which the likelihood of an unfavorable outcome is at least reasonably possible but for which a reasonable estimate of loss or range of loss is not possible. Legal fees are expensed as incurred.

We self-insure workers' compensation, general liability, and auto insurance up to $0.3 million per claim for Southland Contracting, Inc., American Bridge Company, and Johnson Bros. Corporation, except in New York, which general liability is $2.0 million per claim. The policies covering Oscar Renda Contracting, Inc. and Heritage Materials, LLC have a $0.1 million deductible per claim.

As of December 31, 2024, and December 31, 2023, we had $10.2 million and $11.9 million, respectively, in self-insurance reserves.

Income Taxes

Effective January 1, 2023, Southland Holdings, LLC revoked its Subchapter S-corporation election terminating the Qualified Subchapter S Subsidiary group. With the exception of Renda Pacific LLP, the remaining domestic entities under Southland Holdings, LLC (including Oscar Renda Contracting, Inc. and American Bridge) will file a consolidated United States Federal income tax return. As a limited liability partnership, Renda Pacific, LLP is treated as a partnership for federal income tax purposes and does not pay federal income taxes at the entity level. As a joint venture, Southland Renda Joint Venture is treated as a partnership for federal income tax purposes and does not pay federal income taxes at the entity level.

Southland Contracting, Inc., Southland Mole of Canada, and Mole Constructors, Inc. are subject to foreign taxes on their respective share of taxable income from operations outside of the US.

Oscar Renda Contracting of Canada, Inc., a wholly owned subsidiary of Oscar Renda Contracting, Inc., is subject to foreign taxes on their taxable income from operations outside of the U.S.

American Bridge Canada Company, a wholly owned subsidiary of American Bridge Company, is subject to foreign taxes on their taxable income from operations outside of the U.S.

American Bridge UK, a foreign branch of the wholly owned subsidiary American Bridge International Corporation, is subject to foreign taxes on their taxable income from operations outside of the U.S.

We classify interest and penalties attributable to income taxes as part of income tax expense. As of December 31, 2024, and December 31, 2023, we had accrued $0.1 million and $0.9 million, respectively.

Provisions for U.S. federal, state, and local plus non-U.S. income taxes are calculated on reported income or loss before taxes according to current applicable tax law plus the cumulative effect of any changes in tax law, or tax rates from those previously used in determining deferred tax assets and liabilities.

The accounting for uncertainty in income taxes requires a more-likely-than-not threshold for financial statement recognition. We record an uncertain tax liability when a known position is taken that is not more-likely-than-not to be adjusted under audit by any appropriate taxing authority audit agent. The effect of a change in an uncertain tax position is recorded in the period in which the change becomes known. Applicable tax penalties and interest are classified as a component of income tax expense or benefit.

We also assess the likelihood that deferred tax assets are recoverable against forecasted sources of taxable income and record a valuation allowance if it is determined that it is more likely than not that all or a portion of deferred tax assets will not be recognized. Changes in estimate and judgement regarding the future ability to recognize deferred tax assets may result in changes to deferred tax expense and is recorded in the period in which the change occurs.

Leases

Leases are recognized under ASC 842, Leases ("ASC 842"). We determine whether a contract contains a lease at contract inception and classify it as either finance or operating. A contract contains a lease if there is an identified asset, and we have the right to control the asset.

Finance leases are generally those that allow us to substantially utilize or pay for the entire asset over its estimated useful life. Finance leases are recorded in property and equipment, net, and finance lease liabilities within short-term lease liabilities and long-term lease liabilities on the consolidated balance sheets. Finance lease property and equipment are amortized in costs of construction on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term, with the interest component for lease liabilities included in interest expense and recognized using the effective interest method over the lease term.

Operating lease right-of-use assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Operating leases are recorded in right-of-use assets, short-term lease liabilities, and long-term lease liabilities on our consolidated balance sheets. In the consolidated statements of operations, lease expense for operating lease payments is recognized on a straight-line basis over the lease term and recorded in cost of construction for leases related to our projects or selling, general, and administrative expenses for all other leases.

ASC 842 allows lessees an option to not recognize right-of-use assets and lease liabilities arising from short-term leases. A short-term lease is defined as a lease with an initial term of 12 months or less. We elected to not recognize short-term leases as right-of-use assets and lease liabilities on the consolidated balance sheets. All short-term leases which are not included on our consolidated balance sheets will be recognized within lease expense. Leases that have an initial term of 12 months or less with an option for renewal will need to be assessed in order to determine if the lease qualifies for the short-term lease exception. If the option is reasonably certain to be exercised, the lease does not qualify as a short-term lease.

Finance and operating lease right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Our lease liabilities are recognized based on the present value of the remaining fixed lease payments, over the lease term, using a discount rate. For the purpose of lease liability measurement, we consider only payments that are fixed and determinable at the time of commencement. Some leasing arrangements require variable payments that are dependent upon usage or output, or may vary for other reasons, such as insurance or tax payments. Any variable payments are expensed as incurred. We use our incremental borrowing rate at the commencement date in determining the present value of the lease payments for all asset classes, unless the implicit rate is readily determinable. Our lease terms may include options to extend or terminate the lease and are recognized when it is reasonably certain that we will exercise that option. We have lease agreements with lease and non-lease components, which are accounted for as a single lease component for all classes of leased assets for which we are the lessee. For certain equipment leases, the portfolio approach is applied to account for the operating lease right-of-use assets and lease liabilities. Lease assets are tested for impairment in the same manner as long-lived assets used in operations. See Note 11 for additional information.

Recently Adopted Accounting Pronouncements

In June 2016, FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, ("Topic 326"). The standard requires the immediate recognition of estimated credit losses expected to occur over the life of financial assets rather than the current incurred loss impairment model that recognizes losses when a probability threshold is met. Topic 326 is effective for annual periods beginning after January 1, 2023, and interim periods within those fiscal years. The implementation of Topic 326 in 2023 did not have a material impact on our consolidated financial statements given the nature of our contracts and our historical loss experience.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which requires expanded disclosure of significant segment expenses and other segment items on an annual and interim basis. ASU 2023-07 was adopted as of January 1, 2024. Our adoption of ASU 2023-07 did not have a material impact on our consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

In August 2023, the FASB issued ASU 2023-05, "Business Combinations-Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement" ("ASU 2023-05"), which requires that a joint venture apply a new basis of accounting upon formation. As a result, a newly formed joint venture, upon formation, would initially measure its assets and liabilities at fair value. ASU 2023-05 is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. We plan to adopt ASU 2023-05 in the first quarter of 2025, but do not expect the adoption to have a material impact on our consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06 "Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative," which amends GAAP to include 14 disclosure requirements that are currently required under SEC Regulation S-X or Regulation S-K. Each amendment will be effective on the date on which the SEC removes the related disclosure requirement from SEC Regulation S-X or Registration S-K. The Company has evaluated the new standard and determined that it will have no material impact on its consolidated financial statements or disclosures since the Company is already subject to the relevant SEC disclosure requirements.

On December 14, 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which established new income tax disclosure requirements. Public business entities must apply the guidance to annual periods beginning after December 15, 2024. We have not elected to early adopt this standard. We are currently evaluating the impact ASU 2023-09 will have on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses ("ASU 2024-03"), which requires public entities to disclose, in the notes to financial statements, certain costs and expenses, such as purchases of inventory, employee compensation, and costs related to depreciation and amortization. ASU 2024-03 is effective for our Annual Report on Form 10-K for the fiscal year ended December 31, 2027, and subsequent interim periods, with early adoption permitted. We do not expect ASU 2024-03 to have an impact on our financial position, results of operations and cash flows; however, we are currently evaluating the impact on our consolidated financial statement disclosures.

Share-Based Compensation

We measure and recognize compensation expense, net of forfeitures, over the requisite vesting periods for all share-based payment awards made and we recognize forfeitures as they occur. Share-based compensation is included in selling, general and administrative expenses and cost of revenue on our consolidated statements of operations.

Warrants

Immediately after giving effect to the Business Combination, there were 14,385,500 warrants issued and outstanding. Each warrant is exercisable for a share of Common Stock at an exercise price of $11.50 per share. The Company accounts for these warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments' specific terms and applicable authoritative guidance in FASB ASC 480, "Distinguishing Liabilities from Equity" ("ASC 480"), and ASC 815, "Derivatives and Hedging" ("ASC 815"). The assessment considers whether the instruments are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company's own common shares and whether the instrument holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, was conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the instruments are outstanding. The Company has concluded that the Public Warrants and Private Warrants issued pursuant to the warrant agreement qualify for equity accounting treatment.

Real Estate Transaction

In July 2024, the Company closed a real estate purchase agreement to sell and leaseback three properties for $42.5 million (see Note 16). The transaction was accounted for as a failed sale-leaseback in accordance with ASC 842. As a result, the assets remain on the consolidated balance sheets at their historical net book values. A financing obligation liability was recognized in the amount of $42.5 million and an interest rate of 8.90%. The financing obligation has a maturity date of July 2044. The Company will not recognize rent expenses related to the leased assets. Instead, monthly rent payments under the lease agreement will be recorded as interest expense and a reduction of the outstanding liability.

As of December 31, 2024, relating to the transaction noted above, the current outstanding liability is included in accrued liabilities and the long-term outstanding liability presented as financing obligations, net on the consolidated balance sheets.

Note Conversion

In December 2024, the Company agreed to issue an aggregate of 5,830,899 shares of common stock (the "Shares"), par value $0.0001 per share ("Common Stock"), in exchange for the full satisfaction and discharge of an aggregate of $20.0 million in outstanding amounts under certain promissory notes held by Frank Renda, Rudy Renda and Tim Winn (the "Transaction") with a price per share of $3.43, calculated using the greater of (a) the volume-weighted average price per share of Common Stock, rounded to the nearest hundredth of a cent, on NYSE for the thirty consecutive trading days immediately preceding and ending on December 27, 2024 and (b) the closing price of Common Stock on NYSE on December 27, 2024. The Transaction was approved by the Company's Audit Committee and Board of Directors.

Note 3. Investment in Joint Ventures

We participate in various construction joint ventures in order to share expertise, risk and resources for certain highly complex, large, and/or unique projects. Generally, each construction joint venture is formed to accomplish a specific project. We select our joint venture partners based on our analysis of their construction and financial capabilities, expertise in the type of work to be performed and past working relationships, among other criteria. The joint venture agreements typically provide that our interests in any profits and assets, and our respective share in any losses and liabilities, that may result from the performance of the contract are limited to our stated percentage interest in the project.

Summarized and unaudited financial information of the joint ventures as of and for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, is as follows:

| | As of and for the year ended | | |
	December 31, 2024	December 31, 2023	December 31, 2022
Assets	$ 594,175	$ 613,217	$ 569,101
Liabilities	80,683	104,207	54,116
Revenues	88,856	35,183	40,759
Income	20,177	18,773	8,548

The Company has recognized the following as of and for the years ended December 31, 2024, December 31, 2023, and December 31, 2022.

| | As of and for the year ended | | |
	December 31, 2024	December 31, 2023	December 31, 2022
Revenue	$ 40,778	$ 25,955	$ 25,514
Income	6,968	8,973	4,992
Equity	126,688	121,649	113,724

American Bridge entered into the Tappan Zee Constructors ("TZC") joint venture with Fluor Enterprises, Inc., Granite Construction Northeast, Inc., and Traylor Bros., Inc., for the purpose of constructing the new Tappan Zee Bridge in New York. For TZC, the investment balance is substantially comprised of the forecasted recovery of a claim which has been adjusted to a present value of $108.1 million and $106.5 million for 2024 and 2023, respectively. In 2020, American Bridge entered into an arrangement with an external party to share in the future proceeds of this claim which were fully recognized in 2024. American Bridge had recorded a liability to the external party in the amount of $58.1 million and $49.1 million as of December 31, 2024 and December 31, 2023, respectively, which is included in long-term accrued liabilities on the consolidated balance sheets.

Note 4. Fair Value of Investments

Fair value of investments measured on a recurring basis as of December 31, 2024, and December 31, 2023, were as follows:

(Amounts in thousands)	December 31, 2024			
	Fair Value	Level 1	Level 2	Level 3
Marketable Securities				
Common Stocks	$ —	$ —	$ —	$ —
Total	—	—	—	—
Investments Noncurrent				
Private Equity	2,699	—	—	2,699
Total noncurrent	2,699	—	—	2,699
Overall Total	$ 2,699	$ —	$ —	$ 2,699

(Amounts in thousands)	December 31, 2023			
	Fair Value	Level 1	Level 2	Level 3
Marketable Securities				
Common Stocks	$ —	$ —	$ —	$ —
Total	—	—	—	—
Investments Noncurrent				
Private Equity	3,235	—	—	3,235
Total noncurrent	3,235	—	—	3,235
Overall Total	$ 3,235	$ —	$ —	$ 3,235

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2024, and December 31, 2023:

(Amounts in thousands)	Private Equity	Total
Balance - January 1, 2024	$ 3,235	$ 3,235
Total losses (realized / unrealized):		
In Losses:	(372)	(372)
Purchases, issuances, and sales:		
Purchases	92	92
Sales	(256)	(256)
Balance - December 31, 2024	$ 2,699	$ 2,699

(Amounts in thousands)	Private Equity	Total
Balance - January 1, 2023	$ 3,261	$ 3,261
Total gains (realized / unrealized):		
In Earnings:	169	169
Purchases, issuances, and sales:		
Purchases	142	142
Sales	(337)	(337)
Balance - December 31, 2023	$ 3,235	$ 3,235

Note 5. Investing Activities

All securities are trading securities and are presented in the consolidated financial statements at fair value. For purposes of determining realized gains and losses, the cost of securities sold is based on specific identification.

All unrealized and realized gains and losses, including interest and dividends from investing activities, are included in the consolidated statements of operations within gain (loss) on investments, net.

We did not have any activity in marketable securities as of December 31, 2024 and December 31, 2023.

We did not have any current marketable securities as of December 31, 2024 and December 31, 2023.

Cost and fair value of noncurrent marketable securities as of December 31, 2024, and December 31, 2023, was as follows:

| (Amounts in thousands) | December 31, 2024 | | | | | |
	Amortized Costs		Net gains		Fair value	
Private equity	$	325	$	2,374	$	2,699
Total	$	325	$	2,374	$	2,699

| (Amounts in thousands) | December 31, 2023 | | | | | |
	Amortized Costs		Net gains		Fair value	
Private equity	$	637	$	2,598	$	3,235
Total	$	637	$	2,598	$	3,235

The noncurrent investments are in certain illiquid private equity funds. These equity funds are presented within the investments line on our consolidated balance sheets. The private equity funds invest in selected equity investments. Opportunities for redemption are limited and depend on locating another investor to purchase the interest that we desire to sell. As of December 31, 2024, and December 31, 2023, we had unfunded commitments to invest $1.3 million and $1.3 million, respectively. During the years ended December 31, 2024, December 31, 2023, and December 31, 2022, we did not recognize a net gain or loss from the sale of trading securities.

Note 6. Revenue

Revenue is recognized over time using the input method in accordance with ASC 606, measured by the percentage of cost incurred to date to estimated total cost for each contract. This method is used because we believe expended cost to be the best available measure of progress on contracts.

Our contracts are primarily in the form of firm fixed-price and fixed-price per unit. A large portion of our contracts have scope defined adequately, which allows us to estimate total contract value upon the signing of a new contract. Upon signing a new contract, we allocate the total consideration across various contractual promises to transfer a distinct good or service to a customer. These are grouped into specific performance obligations. This process requires significant management judgement. Most of our contracts have a single performance obligation. For contracts with multiple performance obligations, we allocate the total transaction price based on the estimated standalone selling price, which is the total project costs plus a budgeted margin percentage, for each of the performance obligations.

Revenue is recognized when, or as, the performance obligations are satisfied. Our contracts do not include a significant financing component. Costs to obtain contracts are generally not significant and are expensed in the period incurred.

Estimating cost to complete long-term contracts involves a significant amount of estimation and judgement. For long-term contracts, we use the calculated transaction price, estimated cost to complete the project, and the total costs incurred on the project to date to calculate the percentage of the project that is complete. The estimated costs to complete the project and the estimated transaction price can change due to unforeseen events that can either increase or decrease the margin on a particular project.

Our contract structures typically allow for variable consideration. A significant portion of this variable consideration comes in the form of change order requests and claims. Other variable consideration can include volume discounts, performance bonuses, incentives, liquidated damages, and other terms that can either raise or lower the total transaction price. We estimate variable consideration based on the probability of being entitled to collection of specific amounts. We include amounts that we believe we have an enforceable right to collect based on our expected probability of success with specific claims or contractual rights. Our estimates of total variable consideration rely on all available information about our customer including historical, current, and forecasted information.

Many of our contracts require contract modifications resulting from a change in contract scope or requirements. Change orders are issued to document changes to the original contract. We can have approved and unapproved change orders. Unapproved change orders are contract modifications for which we or our customers have not agreed to terms, scope and price. Contract modifications are necessary for many reasons, including but not limited to, changes to the contract specifications or design from the customer, modification to the original scope, changes to engineering drawings, or other required deviation from the original construction plan. Contract modifications may also be necessary for reasons including, but not limited to, other changes to the contract which may be out of our control, such as rain or other weather delays, incomplete, insufficient, inaccurate engineering drawings, different site conditions from information made available during the estimating process, or other reasons. An unapproved change order may turn into a formal claim if we cannot come to an agreement with the owner but are contractually entitled to recovery of costs and profits for work performed. Costs incurred related to contract modifications are included in the estimated costs to complete and are treated as project costs when incurred. Unless the contract modification is distinct from the other goods and services included within the project, the contract modification is accounted for as part of the existing contract. The effect of any modifications on the transaction price, and our measure of the percentage-of-completion on specific performance obligations for which the contract modification relates, is recognized as a cumulative catch-up adjustment to revenue recognized. In some cases, contract modifications may not be fully settled until after the completion of work as specified in the original contract.

We review and update our contract estimates regularly on every construction project. Any adjustments in estimated profit, via changes in estimated revenues and estimated costs, on contracts is recognized under the cumulative catch-up method. Under this method, the cumulative impact of a revenue, cost, or profit adjustment is recognized in the period the updated estimates are identified, which may include a reversal of amounts recognized in prior periods. The input of actual costs is used in the percentage-of-completion formula that takes into account current changes in estimates that are treated on a prospective basis. Adjustments in contract estimates resulted in a decrease in gross profit of $222.9 million for the year ended December 31, 2024.

If a contract is deemed to be in a loss position, the projected loss is recognized in full, including reversal of any previously recognized margin, in the period in which the change in estimate is made. Losses are recognized as an accrued loss provision on the consolidated balance sheets in the accrued liabilities caption. For contract revenue after the date that the loss is accrued, the accrued loss provision is adjusted so that the gross profit for the contract remains zero in future periods, subject to future adjustments to the overall expected profit or loss as determined at such time. As of December 31, 2024 and December 31, 2023, we had $15.7 million and $17.3 million, respectively, in accrued loss provisions.

We estimate the likelihood of collection during the bidding process for new contracts. Customers with history of late or non-payment are typically avoided in the bidding process. We consider the necessity for write-down of receivable balances in conjunction with GAAP when evaluating our estimates of transaction price and estimated costs to complete our projects.

We bill our customers in conjunction with our contract terms. Our contracts have three main categories, (i) contracts that are billed based on a specific timeline, (ii) contracts that are billed upon the completion of certain phases of work, or milestones, and (iii) contracts that are billed as services are provided. Some of our contracts are billed following the recognition of certain revenue. This creates an asset on our consolidated balance sheets captioned "contract assets." Other contracts' schedules allow us to bill customers prior to recognizing revenue. These contracts create a liability on our consolidated balance sheets captioned "contract liabilities."

We segregate our business into two reportable segments: Transportation and Civil. Our CODM, the Chief Executive Officer, uses these segments in order to operate the business. Our segments offer different specialty infrastructure services. Our CODM regularly reviews our operating and financial performance based on these segments.

Each of our reportable segments is composed of similar business units that specialize in specialty infrastructure projects that are unique.

Our business is managed using revenue and gross profit primarily. Our CODM regularly uses this information to review operating results, plan future bids, allocate resources, target customers, and plan future growth and capital allocations. To determine reportable segment gross profit, certain allocations, including allocations of shared and indirect costs, such as facility costs, equipment costs, and indirect operating expenses, were made.

Our Civil segment is comprised of Oscar Renda Contracting, Inc., Mole Constructors, Inc., Southland Contracting, Inc., Southland Holdings, LLC, Renda Pacific, LLC, Southland Renda JV, Southland RE Properties, Oscar Renda Contracting Canada, Southland Mole of Canada, Southland Technicore Mole joint venture, and Southland Astaldi joint venture. This segment focuses on projects throughout North America that include the design and construction of water pipeline, pump stations, lift stations, water and wastewater treatment plants, concrete and structural steel, outfall, and tunneling.

Our Transportation segment is comprised of American Bridge, Heritage Materials, LLC, and Johnson Bros. Corporation. This segment operates throughout North America and specializes in services that include the design and construction of bridges, roadways, marine, dredging, ship terminals, and piers, and specialty structures and facilities.

Total assets by segment are not presented as our CODM, as defined by ASC 280, does not review or allocate resources based on segment assets. We do not have material intersegment revenue or gross profit. Joint ventures are classified into the segment with which the projects align.

Segment Revenue

Revenue by segment for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, was as follows:

(Amounts in thousands)	**December 31, 2024**		**December 31, 2023**		**December 31, 2022**	
Segment	Revenue	% of Total Revenue	Revenue	% of Total Revenue	Revenue	% of Total Revenue
Civil	$ 323,288	33.0 %	$ 337,524	29.1 %	$ 305,324	26.3 %
Transportation	656,891	67.0 %	822,893	70.9 %	856,107	73.7 %
Total revenue	$ 980,179	100.0 %	$ 1,160,417	100.0 %	$ 1,161,431	100.0 %

Segment Cost of Construction

Cost of construction by segment for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, was as follows:

(Amounts in thousands)	**December 31, 2024**		**December 31, 2023**		**December 31, 2022**	
Segment	Cost of Construction	% of Total Cost of Construction	Cost of Construction	% of Total Cost of Construction	Cost of Construction	% of Total Cost of Construction
Civil	$ 306,563	29.4 %	$ 285,838	25.4 %	$ 259,861	25.5 %
Transportation	736,656	70.6 %	838,765	74.6 %	760,636	74.5 %
Total cost of construction	$ 1,043,219	100.0 %	$ 1,124,603	100.0 %	$ 1,020,497	100.0 %

Segment Gross Profit (Loss)

Gross profit (loss) by segment for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, was as follows:

(Amounts in thousands)	**December 31, 2024**		**December 31, 2023**		**December 31, 2022**	
Segment	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Civil	$ 16,725	5.2 %	$ 51,686	15.3 %	$ 45,464	14.9 %
Transportation	(79,765)	(12.1)%	(15,872)	(1.9)%	95,470	11.2 %
Gross profit (loss)	$ (63,040)	(6.4)%	$ 35,814	3.1 %	$ 140,934	12.1 %

Revenue earned outside of the United States was 17% for the year ended December 31, 2024, 23% for the year ended December 31, 2023, and 7% for the years ended December 31, 2022.

Note 7. Cost and Estimated Earnings on Uncompleted Contracts

Contract assets as of December 31, 2024, and December 31, 2023, consisted of the following:

(Amounts in thousands)	December 31, 2024	December 31, 2023
Costs in excess of billings	$ 452,010	$ 525,588
Costs to fulfill contracts, net	31,171	28,614
Contract assets	$ 483,181	$ 554,202

Costs and estimated earnings on uncompleted contracts were as follows as of December 31, 2024, and December 31, 2023:

(Amounts in thousands)	December 31, 2024	December 31, 2023
Costs incurred on uncompleted contracts	$ 7,664,737	$ 7,293,246
Estimated earnings	343,869	456,852
Costs incurred and estimated earnings	8,008,606	7,750,098
Less: billings to date	(7,806,302)	(7,417,861)
Costs to fulfill contracts, net	31,171	28,614
Net contract position	$ 233,475	$ 360,851

Our net contract position is included on the consolidated balance sheets under the following captions:

(Amounts in thousands)	December 31, 2024	December 31, 2023
Contract assets	$ 483,181	$ 554,202
Contract liabilities	(249,706)	(193,351)
Net contract position	$ 233,475	$ 360,851

We periodically evaluate our project forecasts and the amounts recognized with respect to our claims and unapproved change orders, and other potential modifications under review (referred to collectively as "Unresolved Contract Modifications"). On certain projects we have assessed Unresolved Contract Modifications to recover additional costs and profits which we believe we are entitled under the terms of our contracts. This includes Unresolved Contract Modifications on completed projects and projects that are not yet complete. Until an Unresolved Contract Modification is finalized it is likely that additional costs will be incurred in future periods. Our customers, or other third parties, may disagree with some or all of our assessed Unresolved Contract Modifications. As of December 31, 2024 and December 31, 2023, we have recorded $469.8 million and $480.9 million, respectively, related to Unresolved Contract Modifications.

On January 1, 2024, we had contract liabilities of $193.4 million, of which $138.6 million was recognized as revenue during the year ended December 31, 2024.

On January 1, 2023, we had contract liabilities of $131.6 million, of which $124.1 million was recognized as revenue during the year ended December 31, 2023.

Note 8. Property and Equipment

As of December 31, 2024, and December 31, 2023, property and equipment consisted of the following:

(Amounts in thousands)	December 31, 2024	December 31, 2023
Land	$ 6,170	$ 6,170
Buildings	28,925	30,904
Auto and trucks	27,444	32,792
Machinery and equipment	320,007	305,068
Assets in progress	3,950	7,209
Office and safety equipment	1,248	1,258
Property and equipment, at cost	387,744	383,401
Less: accumulated depreciation	(271,416)	(281,251)
Property and equipment, net	$ 116,328	$ 102,150

For the years ended December 31, 2024, December 31, 2023, and December 31, 2022, we recorded depreciation expense of $22.0 million, $29.9 million, and $44.6 million, respectively.

Note 9. Intangibles

For the year ended December 31, 2024, we performed a qualitative analysis of our indefinite-lived intangible asset and goodwill and noted no indicators of impairment. Through our analysis, we determined that it is not more likely than not that the carrying value of our indefinite-lived intangible asset and goodwill exceeded its fair value. We had goodwill of $1.5 million as of December 31, 2024, and December 31, 2023.

As of December 31, 2024, and December 31, 2023, intangible assets, net consisted of the following:

| | December 31, 2024 | | | |
(Amounts in thousands; except years)	Weighted-Average Remaining Amortization Period (Years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Indefinite-lived intangible assets:				
Trademarks		$ 1,180	$ —	$ 1,180
Finite-lived intangible assets:				
Backlog	—	4,732	4,732	—
Total intangible assets, net		$ 5,912	$ 4,732	$ 1,180

| | December 31, 2023 | | | |
(Amounts in thousands; except years)	Weighted-Average Remaining Amortization Period (Years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Indefinite-lived intangible assets:				
Trademarks		$ 1,180	$ —	$ 1,180
Finite-lived intangible assets:				
Backlog	1.0	4,732	4,230	502
Total intangible assets, net		$ 5,912	$ 4,230	$ 1,682

We recorded amortization of intangible assets of $0.5 million, $0.5 million, and $1.0 million for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively.

Note 10. Long-Term Debt

Long-term debt and credit facilities consisted of the following as of December 31, 2024, and December 31, 2023:

(Amounts in thousands)	December 31, 2024	December 31, 2023
Secured notes	$ 306,219	$ 210,197
Mortgage notes	393	689
Revolving credit facility	—	90,000
Total debt	306,612	300,886
Unamortized deferred financing costs	(6,462)	(526)
Total debt, net	300,150	300,360
Less: Current portion	(44,525)	(48,454)
Total long-term debt	$ 255,625	251,906

The weighted average interest rate on total debt outstanding as of December 31, 2024, and December 31, 2023, was 9.43% and 6.12%, respectively.

Secured Notes

We enter into secured notes in order to finance growth within our business. In July 2023, we refinanced approximately $76.4 million of existing secured notes in exchange for a new equipment note in the amount of $113.5 million. The equipment note is secured by specific construction equipment assets and has a five-year fully amortizing term at a fixed rate of 7.25%. We incurred $0.3 million as deferred financing cost in connection with the refinancing. The deferred financing costs are included in long-term debt on our consolidated balance sheets. Additionally, as part of the refinancing, we incurred a loss on extinguishment of debt of $0.6 million, which was included in other income, net on our consolidated statements of operations and $0.6 million as bank service charges in connection with the refinancing. As of December 31, 2024, we had outstanding secured notes expiring between December 2025 and March 2033. Interest rates on the secured notes range between 0.00% and 12.90%. The secured notes are collateralized by certain assets of Southland's fleet of equipment.

On September 30, 2024, the Company entered into a term loan and security agreement (the "Credit Agreement") with Callodine Commercial Finance, LLC as administrative agent ("Administrative Agent") and lender. The Credit Agreement provides for a four-year secured $160.0 million term loan facility (the "Credit Facility"), consisting of a $140.0 million initial draw term loan (the "Term Loan") and a $20.0 million committed delayed draw term loan (the "Delayed Draw"). The Delayed Draw is a committed facility in which the Company may request all or a portion of the Delayed Draw to be available to the Company, subject to specified advance rates against eligible collateral and other criteria of the Credit Facility. As of December 31, 2024, there are no amounts eligible to be drawn under the Delayed Draw facility. The Delayed Draw can be drawn no more than once per quarter in minimum increments of $2.5 million, and once drawn, any repaid amounts of the Delayed Draw cannot be re-borrowed. Any undrawn portion of the Delayed Draw commitment will terminate on September 30, 2027, the third anniversary of the closing date. The Credit Facility has a maturity date of September 30, 2028. A portion of the proceeds from the Term Loan was used to pay in full all outstanding amounts under the revolving credit facility, and the revolving credit facility was terminated.

Subsequent to the year ended December 31, 2024, the Company and Administrative Agent entered into a first amendment to the Credit Facility that removed an Administrative Agent-requested borrowing base reserve amount in exchange for certain additional reporting obligations and a personal guarantee from Frank Renda, the Company's President and Chief Executive Officer, on any draws made on the Delayed Draw. As such, the Company has access to the Delayed Draw facility as supported by the borrowing base calculation.

The Credit Agreement requires quarterly principal payments on the Term Loan, which will commence on December 31, 2024. The required principal amortization is as follows: (i) 5.0% in the first year (1.25% per quarter), (ii) 10.0% in the second year (2.50% per quarter), (iii) 15.0% in the third and fourth years (3.75% per quarter), and (iv) the remaining balance at maturity. The amortization for the Delayed Draw will also be paid quarterly and apply to each individual draw at the same prevailing quarterly rate that is in effect for the Term Loan and will commence with the first full quarter after the draw date of any Delayed Draw.

The interest on amounts drawn under the Credit Facility is payable monthly at a rate of 7.25% per annum plus the higher of (i) 90-day Secured Overnight Financing Rate ("SOFR") with a credit adjustment spread of 0.15% or (ii) 3%. The undrawn portion of the Delayed Draw is subject to a 3.75% commitment fee, payable monthly.

Any principal prepayments in the first three years, other than mandatory prepayments pursuant to the Credit Agreement, will be subject to additional fees. In the first year, any prepayments will incur fees of 3% or the make-whole premium, whichever is higher. The make-whole premium is the interest and fees that would have been earned for the full year less interest and fees paid to date during the year. In the second and third years, any prepayments will incur fees of 2% and 1%, respectively. There are no fees for prepayments made in the fourth year.

The Credit Agreement contains customary restrictive covenants and events of default, including financial covenants based on the Company's Liquidity, as defined in the Credit Agreement, and trailing twelve-month earnings before interest expense, income taxes, depreciation and amortization (the "TTM EBITDA Covenants"). The TTM EBITDA Covenants will be tested and the Company must comply with the TTM EBITDA Covenants during any period where the Company's Liquidity falls below $30.0 million until the Company's Liquidity exceeds $30.0 million for a period of at least 30 days. The Credit Agreement requires the Company to maintain Liquidity of at least $20.0 million at all times. The Credit Agreement also stipulates that the outstanding principal cannot be greater than the specified advance rates against eligible collateral.

The obligations under the Credit Facility are unconditionally guaranteed by the Company and its subsidiaries. The obligations under the Credit Facility are secured by a first lien on all assets of the Company, subject to permitted liens and interests of other parties as described in the Credit Agreement.

As of December 31, 2024, the Company was in compliance with all financial covenants under the Credit Agreement.

In December 2024, in connection with the Transaction (see Note 2), the Company exchanged $13.2 million of secured notes and accrued interest thereupon due to certain named executive officers ("NEOs") in exchange for shares of common stock.

Mortgage Notes

We enter into mortgage notes in order to finance growth within our business. As of December 31, 2024, we had a mortgage note expiring in February 2029. The interest rate on the mortgage note was 5.99%. The mortgage note is collateralized by certain real estate owned by Southland.

Revolving Credit Facility

In July 2021, we entered into a revolving credit facility agreement ("Revolving Credit Facility") with Frost Bank for $50.0 million. As of December 31, 2022, the Revolving Credit Facility agreement had been amended and increased to $100.0 million. In August 2023, the Revolving Credit Facility was extended through January 15, 2025. In July 2024, the Company made a $3.0 million payment on the Revolving Credit Facility, in connection with a real estate transaction (see Note 2).

On August 9, 2024, a principal payment of $2.5 million was made and the Revolving Credit Facility limit was reduced to $84.5 million. An additional payment of $10.0 million was made on September 15, 2024, which further reduced the Revolving Credit Facility limit to $74.5 million. The Company used a portion of the Term Loan proceeds to pay in full all outstanding amounts under the Revolving Credit Facility. Concurrently with the Company's entry into the Credit Agreement, the Company terminated the Revolving Credit Facility.

Debt Maturity

Future long-term maturities are as follows for the years ending December 31:

(Amounts in thousands)	December 31, 2024
2025	$ 44,525
2026	52,694
2027	61,552
2028	130,627
2029	8,349
Thereafter	8,865
Total debt	$ 306,612

Note 11. Leases

We have operating and finance leases for corporate offices, construction site related real estate, and construction equipment.

The components of lease cost for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, are as follows:

(Amounts in thousands)		December 31, 2024		December 31, 2023		December 31, 2022
Finance leases						
Amortization of finance leases	$	4,478	$	4,560	$	7,580
Interest on lease liabilities		233		359		547
Total finance lease cost		4,711		4,919		8,127
Operating lease cost		12,051		17,100		18,874
Short-term lease cost		29,632		31,753		22,710
Total lease cost	$	46,394	$	53,772	$	49,711

Lease costs for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, included minimum rental payments under operating leases recognized on a straight-line basis over the term of the lease.

Other information related to leases for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, are as follows:

(Amounts in thousands)		December 31, 2024		December 31, 2023		December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities						
Operating cash flows for operating leases	$	12,068	$	16,893	$	18,769
Operating cash flows for finance leases		233		359		547
Financing cash flows for finance leases		5,813		4,835		8,157
Operating leases						
ROU assets obtained in exchange for lease liabilities		13,870		12,164		19,558
Finance leases						
ROU assets obtained in exchange for lease liabilities		4,848		1,710		—

Additional information related to our leases for the year ended December 31, 2024 and December 31, 2023, is as follows:

	December 31, 2024	December 31, 2023
Weighted average remaining lease term (in years)		
Operating leases	2.4	1.7
Finance leases	4.7	2.1
Weighted average discount rate		
Operating leases	5.62 %	3.80 %
Finance leases	8.48 %	5.50 %

The following tables set forth supplemental consolidated balance sheets information related to operating and finance leases as of December 31, 2024 and December 31, 2023:

(Amounts in thousands)		December 31, 2024		December 31, 2023
Operating leases				
Operating lease right-of-use assets	$	14,897	$	12,492
Short-term operating lease liabilities	$	8,962	$	8,862
Long-term operating lease liabilities		5,856		3,526
Total operating lease liabilities	$	14,818	$	12,388
Finance leases				
Property and equipment	$	29,141	$	26,012
Accumulated amortization		(22,921)		(18,485)
Property and equipment, net	$	6,220	$	7,527
Short-term lease liabilities	$	1,142	$	5,219
Long-term lease liabilities		4,935		1,720
Total finance lease liabilities	$	6,077	$	6,939

Maturities of non-cancellable operating and financing leases as of December 31, 2024, are summarized in the table below:

(Amounts in thousands)	Finance Leases	Operating Leases	Total
2025	$ 1,618	$ 9,513	$ 11,131
2026	1,604	2,710	4,314
2027	1,604	1,897	3,501
2028	1,484	1,265	2,749
2029	1,094	449	1,543
Thereafter	—	—	—
Total	7,404	15,834	23,238
Less: present value discount	(1,327)	(1,016)	(2,343)
Lease liability	$ 6,077	$ 14,818	$ 20,895

Practical Expedients

We elected the package of practical expedients for adoption of the leases standard permitted under the transition guidance. The expedients allow us to carry forward historical lease classification, indirect costs, and the original determination of whether or not a contract contained an embedded lease.

Note 12. Preferred Stock and Limited Liability Company

During the year ended December 31, 2023, the Board of Directors approved the redemption of 17.0 million shares of Series A preferred stock and 7.4 million shares of Series B preferred stock. The preferred stock redemption was completed with a $1 per share value in exchange for a $23.8 million ten-year promissory note and $0.6 million forgiveness of accounts receivable due from holders of preferred stock.

As of December 31, 2022, Oscar Renda Contracting, Inc., ("Oscar Renda"), had 17.0 million shares of Series A preferred stock outstanding. The Series A preferred stock has a par value of $1 and cumulative dividends payable annually at the prime rate published in the Wall Street Journal. The redemption rate of $1 per share is subject to a Board of Directors vote.

As of December 31, 2022, Oscar Renda had 7.4 million shares of Series B preferred stock outstanding. Series B preferred stock has a par value of $1 and cumulative dividends payable annually at the prime rate published in the Wall Street Journal. The redemption rate of $1 per share is subject to a Board of Directors vote.

Note 13. Income Taxes

Prior to the Merger, Southland LLC, and various domestic subsidiaries, elected to be taxed as an S-corporation, under the provisions of Subchapter S of the Internal Revenue Code. As such, their respective earnings were not subject to entity level income tax, but instead, the owners were liable for federal income taxes on their respective shares of the applicable income. American Bridge and Oscar Renda, two domestic subsidiaries of Southland LLC, had historically been taxed as separate C-corporations and their income subject to entity-level tax.

Following the closing of the Merger on February 14, 2023, Southland LLC, along with various domestic subsidiaries, elected to voluntarily revoke their S-corporation status effective January 1, 2023. As a result, Southland LLC, and their domestic subsidiaries, will elect to file a consolidated corporate income tax return for the 2023 calendar year.

For consolidated financial statement purposes and income tax purposes, we report our income under the percentage-of-completion input method. Deferred income taxes arise from timing differences resulting from income and expense items reported in different years for financial accounting and tax purposes. Deferred taxes are classified as noncurrent.

For the years ended December 31, 2024, December 31, 2023, and December 31, 2022, we recorded tax expense as follows:

(Amounts in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Current income tax			
Federal	$ (3,091)	$ 710	$ 9,079
State	(310)	620	4,493
Foreign	1,260	2,633	1,821
Deferred income tax			
Federal	(37,131)	(6,394)	(499)
State	(7,390)	(2,616)	(1,059)
Foreign	(6,717)	(319)	(914)
Valuation allowance	6,487	(3,161)	369
Income tax expense (benefit)	$ (46,892)	$ (8,527)	$ 13,290

(Amounts in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Statutory rate	$ (32,008)	$ (5,721)	$ 15,947
Untaxable earnings	—	—	(2,115)
State income taxes - net of federal benefit	(7,644)	(2,918)	77
Change in effective state tax rate	5	940	—
Revocation of S-corporation status	—	4,799	—
Earnout	—	(4,345)	—
Foreign rate differential	(13,155)	(5,501)	—
Change in valuation allowances	6,487	(3,161)	369
Effect of foreign tax credits	—	(443)	(2,493)
Effect of uncertain tax positions	(4,279)	459	1,355
Prior year true-ups	(254)	297	196
Effect of GILTI Inclusion	—	8,193	3,863
Effect of deferred true-ups	1,368	254	(3,572)
Research and development tax credits	(1,712)	(1,062)	—
Other	4,300	(318)	(337)
Income tax expense (benefit)	$ (46,892)	$ (8,527)	$ 13,290

The Federal statutory tax rate is 21%. Southland effective tax rate was 30.8%, 31.3%, and 17.6% for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively. The largest differences in our tax rate was that Southland and multiple of our affiliates have elected to be S corporations which are not subject to federal taxes for tax year ended December 31, 2022 and subsequently revoked the S corporation status effective January 1, 2023. Additionally, foreign tax rate difference in the United States and Bahamas, the effects from the Global Intangible Low-Taxed Income ("GILTI") inclusions, the removal of the valuation allowance on American Bridge Company domestic net deferred tax assets, the recording of the valuation allowance on Johnson Bros. Corporation's net deferred tax assets associated with separately filed state returns, and the recording of the valuation allowance on Southland Mole of Canada net deferred tax assets. A summary reconciliation between the federal statutory rate and our effective rate is below:

| (Amounts in thousands) | Year ended | | |
	December 31, 2024	December 31, 2023	December 31, 2022
Statutory rate	21.0 %	21.0 %	21.0 %
Untaxable earnings	— %	— %	(2.8)%
State income taxes - net of federal benefit	5.1 %	10.7 %	0.1 %
Change in effective state tax rate	— %	(3.5)%	— %
Revocation of S-corporation status	— %	(17.6)%	— %
Earnout	— %	15.9 %	— %
Foreign rate differential	8.6 %	20.2 %	— %
Change in valuation allowances	(4.3)%	11.6 %	0.5 %
Effect of foreign tax credits	— %	1.6 %	(3.3)%
Effect of uncertain tax positions	2.8 %	(1.7)%	1.8 %
Prior year true-ups	0.2 %	(1.1)%	0.3 %
Effect of GILTI inclusion	— %	(30.1)%	5.1 %
Effect of deferred true-ups	(0.9)%	(0.9)%	(4.7)%
Research and development tax credits	1.1 %	3.9 %	— %
Other	(2.8)%	1.3 %	(0.4)%
Total	30.8 %	31.3 %	17.6 %

The following tables summarize the components of deferred income tax assets and deferred tax liabilities as of December 31, 2024, and December 31, 2023:

(Amounts in thousands)	December 31, 2024	December 31, 2023
Deferred tax assets:		
Net operating loss carryforwards	$ 55,250	$ 23,526
Deferred compensation	2,940	3,231
Lease liability	2,541	3,013
Real estate transaction	10,111	—
Capitalized research and development expenditures	15,295	10,815
Interest expense limitation	10,674	4,386
Loss Reserves	3,871	4,172
Research and development tax credits	2,853	—
Other	1,938	2,400
Total deferred tax assets	105,473	51,543
Valuation allowance	(25,209)	(19,419)
Deferred tax liabilities:		
Property and equipment	(11,741)	(8,522)
Intangible assets in excess of tax basis	(627)	(635)
Passthrough income / joint ventures	(4,929)	(4,122)
ROU asset	(2,551)	(3,035)
Deminimis contracts	(2,385)	(3,127)
Other	(3,792)	(3,735)
Total deferred tax liabilities	(26,025)	(23,176)
Net deferred tax assets	$ 54,239	$ 8,948

As of December 31, 2024, and December 31, 2023 we have available, federal net operating losses ("NOLs") totaling $96.8 million and $0.2 million, respectively. We also have state net operating losses totaling $153.3 million and $41.9 million, respectively as well as foreign NOL carryfowards that total $108.1 million and $83.4 million, respectively, related to Canada and the United Kingdom. United Kingdom NOLs do not expire. Canada NOLs will begin to expire in 2038.

Unremitted earnings of our non-U.S. subsidiaries and affiliates are deemed to be permanently reinvested and, accordingly, no deferred income tax liability has been recorded. If we were to remit any foreign earnings to the U.S., the estimated tax impact would be insignificant to the overall financials due to an earnings and profits ("E&P") deficit.

The need for a valuation allowance is assessed on a jurisdiction by jurisdiction basis for each tax reporting group. Due to the revocation of the S-corporation status on various entities, our domestic filing group is in a three-year cumulative income position and we have removed the valuation allowance recorded against deferred tax assets from American Bridge Companies in 2023. In 2024, as a result of historic losses, the Company recorded a valuation allowance on Johnson Bros. Corporation related to the net deferred tax assets associated with separately filed state income tax returns. Additionally, minor valuation allowances remain on other domestic deferred tax assets relating to foreign tax credits and interest expense carryforwards due to separate return limitation year ("SRLY") rules.

As a result of historic losses in Canada and the UK, Southland Mole of Canada, American Bridge Canada and American Bridge UK have recorded full valuation allowances against their respective net deferred tax assets. There is no valuation allowance recorded on Oscar Renda Contracting of Canada because this company files tax returns separately and accounts for $0.3 million of the recorded deferred tax liability as of December 31, 2024.

As of December 31, 2024 and December 31, 2023, we had uncertain tax positions as follows:

(Amounts in thousands)	December 31, 2024	December 31, 2023
Balance at beginning of period	$ 4,522	$ 4,063
Additions to current year tax positions	—	—
Additions to interest and penalties on prior year tax positions taken	32	459
Reductions to prior year tax positions	(3,412)	—
Reductions to interest and penalties on prior year tax positions taken	(899)	—
Balance at end of period	$ 243	$ 4,522

As of December 31, 2024, and December 31, 2023, $0.1 million and $0.9 million were accrued for interest and penalty liability. We classify interest and penalties attributable to income taxes as part of income tax expense.

As of December 31, 2024, the Company does not expect a material change in the uncertain tax position in the next twelve months.

We are subject to taxation in the United States, various states, and foreign jurisdictions. We remain subject to examination by tax authorities for tax years 2021 through 2024.

On August 16, 2022, the Inflation Reduction Act ("IRA") was enacted in the United States. Among other provisions, the IRA included a new 15% Corporate Alternative Minimum Tax ("CAMT") for corporations with financial income in excess of $1 billion and a 1% excise tax on corporate share repurchases. The CAMT is effective for tax years beginning on or after January 1, 2023. As of December 31, 2024, the excise tax on corporate share repurchases is not expected to impact the Company as the Company has no plans for repurchases in the coming year.

On December 14, 2023, the FASB issued ASU 2023-09 which established new income tax disclosure requirements. Public business entities must apply the guidance to annual periods beginning after December 15, 2024. We have not elected to early adopt this standard.

Note 14. Multiemployer Plans

We are participants in various multiemployer defined benefit pension plans under the terms of collective bargaining agreements covering our union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

a. Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers
b. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be required to be assumed by the remaining participating employers.
c. If we choose to stop participating in any of our multiemployer plans, we may be required to pay those plans a withdrawal amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The following are the multiemployer plans providing pension benefits in which we participate:

A. Northwest Ironworkers Retirement Trust – Seattle, Washington
B. IUOE Local 302 & 612 Construct – WA State
C. Carpenters Trust of Western Washington Local 196
D. Iron Workers Union Security Funds
E. Excavators Union Local 731 Pension Fund
F. Carpenters District Council of Kansas City Pension Fund
G. California Ironworkers Field Pension Fund
H. Ironworkers Pension Plan of Western Pennsylvania
I. Teamsters Local 282 Pension Trust Fund

Plan	EIN/ Pension Plan #	Latest 5500 Year Ending	Pension Protection Act Zone Status - 2023 [a]	Pension Protection Act Zone Status - 2022 [a]	Pension Protection Act Zone Status - 2021 [a]	FIP/RP Status Pending / Implemented [b]	2024 Contributions (Amounts in thousands)	2023 Contributions (Amounts in thousands)	2022 Contributions (Amounts in thousands)	Expiration Date of CBA
A	91-6123688	6/30/2024	G	G	G	No	$ 27	$ 85	$ 731	6/30/2025
B	91-6028571	12/31/2023	G	G	G	No	47	360	544	5/31/2025
C	91-6029051	12/31/2023	G	G	G	No	18	276	572	5/31/2025
D	51-6102576	12/31/2023	G	G	G	FIP Implemented	2,803	2,597	2,996	6/30/2026
E	13-1809825	12/31/2023	G	G	G	No	848	811	930	4/30/2026
F	43-6108379	3/31/2024	G	G	G	No	201	196	—	4/30/2025
G	95-6042866	5/31/2023	G	G	G	No	173	126	111	12/31/2025
H	25-1283169	12/31/2023	G	G	G	FIP Implemented	14	33	48	5/31/2025
I	11-6245313 11-2392157	12/31/2023	G	G	R	No	218	248	295	6/30/2025
J	36-6052390	2/1/2021	G	G	G	No	—	—	100	6/30/2023
K	91-6066773	4/1/2021	G	G	G	No	—	—	179	3/31/2024
L	94-6277608	6/1/2021	G	G	G	FIP Implemented	—	—	212	6/30/2021
M	43-6052659	10/31/2020	G	G	G	No	—	—	166	7/31/2023
All other plans							1,603	1,620	409	Various
							$ 5,952	$ 6,352	$ 7,293	

We did not contribute or participate as a signatory in any multiemployer plans prior to our acquisition of American Bridge in 2020.

(a) The most recent Pension Protection Act zone status available is as of the plans' year end. The zone status (as defined by the Pension Protection Act) represents the level at which the plan is funded. Plans in the red zone (R) are less than 65% funded; plans in the yellow zone (Y) are more than 65% funded, but less than 80% funded; plans in the green zone (G) are at least 80% funded. A multiemployer defined benefit pension plan that has been certified in the yellow or red zone may begin to levy a statutory surcharge on contribution rates. Once authorized, the surcharge is at the rate of 5% for the first 12 months and 10% for any periods thereafter. Contributing employers may eliminate the surcharge by entering into a collective bargaining agreement that meets the requirements of the applicable Funding Improvement Plan (FIP) or Rehabilitation Plan (RP). We were not required to pay any surcharges to any plans in 2021 or 2020.

(b) The "FIP/RP Status Pending/Implemented" column indicates plans for which a FIP or RP is either pending or has been implemented.

Such plans are administered through the unions involved. Under U.S. legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits, if any, in the event of a withdrawal from a plan or plan termination. We have no present intention of withdrawing from any of these plans, and we have not been informed that there is any intention to terminate such plans.

In addition to the aforementioned plans, we contribute to various multiemployer defined contribution plans. Total contributions to these plans during the years ended December 31, 2024, December 31, 2023, and December 31, 2022, were approximately $4.9 million, $4.7 million and $5.1 million, respectively.

We also contribute to various multiemployer health and welfare plans. Total contributions for the years ended December 31, 2024, December 31, 2023, December 31, 2022, were $7.0 million, $7.2 million and $7.9 million, respectively.

Contributions made to multiemployer plans covered by a project labor agreement, which do not require us to become signatory to the unions, have not been included in the aforementioned amounts as the risk is limited to contributions on the applicable project.

Note 15. Collaboration Agreement

In the past we have participated in a collaborative arrangement with S. J. Louis, Inc. ("SJ Louis") to pursue various construction projects. The scope of services provided by us and SJ Louis would vary from project to project. When a project was successfully awarded as a result of this collaborative arrangement it would be awarded solely to us, or SJ Louis. The party that was awarded the contract would book costs incurred by, or due to, the other party as cost of construction. The amounts due to the collaborative arrangement as of December 31, 2024 and December 31, 2023, were $18.3 million and $18.6 million, respectively, which are included in accrued liabilities on the consolidated balance sheets.

Note 16. Related Parties

We have multiple business arrangements with related parties which include our own employees and officers.

All related party balances as of December 31, 2024 and December 31, 2023 are summarized in the table below.

		As of	
Description	**Balance sheet classification**	**December 31, 2024**	**December 31, 2023**
Accounts receivable from employees	Accounts receivable, net	$ 158	$ 224
Accounts payable to related parties	Accounts payable	1,506	388
Accrued distributions to related parties	Accrued liabilities	—	3,536
Notes payable due to related parties [1]	Long-term debt	20,323	31,622
Real estate transaction [2]	Financing obligations, net	41,468	—
Noncurrent liability due to related parties [3]	Other noncurrent liabilities	35,879	42,642
Total related party transactions		$ 99,334	$ 78,412

(1) As of December 31, 2024, this balance was comprised of two notes payable with family members of certain NEOs with an interest rate of 4.0%, which are due in March 2033.
(2) This balance is comprised of the real estate transaction described in Note 2.
(3) This balance is comprised of the promissory notes described in Note 23.

In July 2024, the Company closed a real estate purchase agreement to sell and leaseback three properties for $42.5 million. The Company's Chief Executive Officer, Frank Renda, and co-Chief Operating Officer, Rudy Renda, hold a combined 25% indirect minority interest in the entity that purchased the real estate. During the year ended December 31, 2024, the Company paid $2.0 million to this related party in accordance with the real estate purchase agreement.

We and certain of our subsidiaries enter cost sharing arrangements when such an arrangement would be operationally efficient.

The relationships between us and our related parties could result in operating results or financial positions that could differ from those that would have been obtained if the companies were autonomous.

Subsequent to the year ended December 31, 2024, Frank Renda, the Company's President and Chief Executive Officer, agreed to provide a personal guarantee for any amounts drawn under the Delayed Draw. See Note 10 for additional information.

Note 17. Commitments and Contingencies

Litigation

In the ordinary course of business, we and our affiliates are involved in various legal proceedings alleging, among other things, liability issues or breach of contract or tortious conduct in connection with the performance of services and/or materials provided, the outcomes of which cannot be predicted with certainty. We and our affiliates are also subject to government inquiries in the ordinary course of business seeking information concerning our compliance with government construction contracting requirements and various laws and regulations, the outcomes of which cannot be predicted with certainty.

Some of the matters in which we or our joint ventures and affiliates are involved may involve compensatory, punitive, or other claims or sanctions that, if granted, could require us to pay damages or make other expenditures in amounts that are not currently probable to be incurred or cannot currently be reasonably estimated. In addition, in some circumstances, our government contracts could be terminated, we could be suspended or incur other administrative penalties or sanctions, or payment of our costs could be disallowed. While any of our pending legal proceedings may be subject to early resolution as a result of our ongoing efforts to resolve the proceeding, whether or when any legal proceeding will be resolved is neither predictable nor guaranteed.

Accordingly, it is possible that future developments in such proceedings and inquiries could require us to (i) adjust existing accruals, or (ii) record new accruals that we did not originally believe to be probable or that could not be reasonably estimated. Such changes could be material to our financial condition, results of operations, and/or cash flows in any particular reporting period. In addition to matters that are considered probable for which the loss can be reasonably estimated, disclosure is also provided when it is reasonably possible and estimable that a loss will be incurred, when it is reasonably possible that the amount of a loss will exceed the amount recorded, or a loss is probable, but the loss cannot be estimated.

Liabilities relating to legal proceedings and government inquiries, to the extent that we have concluded such liabilities are probable and the amounts of such liabilities are reasonably estimable, are recorded on the consolidated balance sheets. A certain number of the claims are insured but subject to varying deductibles, and a certain number of the claims are uninsured. The aggregate range of possible loss related to (i) matters considered reasonably possible, and (ii) reasonably possible amounts in excess of accrued losses recorded for probable loss contingencies was immaterial, as of December 31, 2024, and December 31, 2023. Our estimates of such matters could change in future periods.

CityLYNX Project

On November 28, 2016, the City of Charlotte ("City") awarded Contract Number 2017000790 to Johnson Bros. Corporation, a Southland subsidiary ("JBC") for the project known as CityLYNX Gold Line Phase 2 – Streetcar Project which extended the previously constructed 1.5-mile streetcar system by 2.5 miles to the east and west and included construction through numerous segments in the heart of downtown Charlotte, North Carolina, as well as the reconstruction of the Hawthorne Lane Bridge (the "Project").

During the course of the Project, JBC alleges numerous and continuous changes and interferences by the City and the City's representatives which the City has refused to recognize as a contractual change.

After multiple failed attempts at negotiated settlement, JBC timely filed its original complaint in the General Court of Justice, Superior Court Division in Mecklenburg County, State of North Carolina (the "Court") on February 20, 2023. JBC filed its First Amended Complaint on April 12, 2023. In the First Amended Complaint, JBC asserted ten claims against the City, including claims for breach of contract, breach of the implied covenant of good faith and fair dealing, and subcontractor pass-through claims (the "Contract Claims").

On June 1, 2023, the City filed its Motions to Dismiss, Answer to First Amended Verified Complaint and Counterclaim, seeking, in part, the dismissal of all of JBC's claims (the "Motion to Dismiss"). The Court issued its Order and Opinion on the Motion to Dismiss on February 27, 2024. Among its rulings in the Order, the Court concluded that JBC's Contract Claims were time-barred in part and dismissed those claims with prejudice "to the extent those claims [arose] from conduct occurring before 31 January 2021."

JBC then filed Motions on April 17, 2024, seeking reconsideration of the Court's partial dismissal of the Contract Claims with prejudice and, alternatively, leave to file a second amended complaint (the "Motion for Reconsideration"). After full briefing, the Court convened a hearing on the Motion for Reconsideration on May 30, 2024.

On June 7, 2024, the Court granted JBC's Motion for Reconsideration in part by amending its previous Order and converting the dismissal to a "without prejudice" dismissal and granting JBC's motion to file its proposed Second Amended Complaint.

On June 11, 2024, JBC filed its Second Amended Complaint which reiterates the Contract Claims resulting in damages "in an amount in excess of $115,000,000, plus pre-judgement and post-judgement interest."

The parties continue to participate in mediation and continue to exchange information and engage in meetings as part of that process.

Surety Bonds

We, as a condition for entering into a substantial portion of our construction contracts, had outstanding surety bonds as of December 31, 2024, and December 31, 2023. We have agreed to indemnify the surety if the surety experiences a loss on the bonds of any of our affiliates.

Self-Insurance

We are self-insured up to certain limits with respect to workers' compensation, general liability and auto liability matters, and health insurance. We maintain accruals for self-insurance retentions based upon third-party data and claims history.

Note 18. Remaining Unsatisfied Performance Obligations

Remaining Unsatisfied Performance Obligations ("RUPO") consists of two components: (1) unearned revenue and (2) awarded but not started. Unearned revenue includes the revenue we expect to record in the future on in-progress contracts, including 100% of our consolidated joint venture contracts and our proportionate share of unconsolidated joint venture contracts. Contracts that are awarded, but not yet started, are included in RUPO once a contract has been fully executed and/or we have received formal "Notice to Proceed" from the project owner.

Although RUPO reflects business that we consider to be firm, deferrals, cancellations and/or scope adjustments may occur. RUPO is adjusted to reflect any known project cancellations, revisions to project scope and cost, foreign currency exchange fluctuations and project deferrals, as appropriate.

Fixed price contracts, particularly with federal, state and local government customers, are expected to continue to represent a majority of our total RUPO.

As of December 31, 2024, Southland had $2.6 billion of RUPO. The Company expects to recognize approximately 39% of its RUPO as revenue during the next twelve months, and the balance thereafter.

Note 19. Profit Sharing Plan

Some of our affiliates offer a voluntary 401(k) profit sharing plan and trust to their employees. Employees may elect to defer a portion of their salary to the plan. Our contributions are based on matching a percentage of employee contributions. We may make additional discretionary contributions. During the years ended December 31, 2024, December 31, 2023, and December 31, 2022, we made contributions of $1.8 million, $1.9 million, and $1.8 million, respectively.

Note 20. Noncontrolling Interests Holders

Southland has several controlling interests including both joint ventures and partnerships. We have controlling interests and allocate earnings and losses in those entities to the noncontrolling interest holders based on their ownership percentages.

We own an 84.7% interest in Oscar Renda as of December 31, 2024, December 31, 2023, and December 31, 2022.

We own a 70.0% interest in the Southland Astaldi joint venture as of December 31, 2024, December 31, 2023, and December 31, 2022.

In November 2024, the Company dissolved the Southland Technicore Mole joint venture. Our interest in the Southland Technicore Mole joint venture was 0% as of December 31, 2024, and 65% as of December 31, 2023, and December 31, 2022.

We acquired the remaining 20.0% stake in Heritage Materials during March 2021 and owned 100% of Heritage Materials as of December 31, 2024, December 31, 2023, and December 31, 2022.

American Bridge entered into a joint venture with Commodore Maintenance Corporation, forming American Bridge/Commodore Joint Venture. According to the joint venture agreement, each of the parties is paid in accordance with its respective work performed and has no responsibility for losses incurred by the other party in performance of its work. At December 31, 2024, American Bridge was responsible for approximately 83% of the total contracted work.

We consolidated each of Oscar Renda Contracting of Canada, Southland Technicore Mole joint venture, Southland Astaldi joint venture, and American Bridge/Commodore joint venture as a result of our significant influence and ownership percentage over the joint venture operations. We have fully consolidated revenue, cost of construction, and other costs on our consolidated statements of operations and balances on the consolidated balance sheets.

Revenue and net income attributable to noncontrolling interests is as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Revenue	$ 34,836	$ 41,589	$ 38,526
Net income (loss) attributable to noncontrolling interests	(163)	538	2,108

Note 21. Share-Based Compensation

On May 24, 2022, the board of directors of Legato Merger Corp. II, a Delaware corporation, adopted Southland Holdings, Inc. 2022 Equity Incentive Plan ("2022 Plan"). A total of 2,220,392 shares of our Common Stock were reserved for issuance under the 2022 Plan of which 1,299,958 remained available as of December 31, 2024.

Restricted Stock Units ("RSUs"): RSUs are issued for compensatory purposes. RSU stock compensation cost is measured at our Common Stock's fair value based on the market price at the date of grant. We recognize stock compensation cost only for RSUs that we estimate will ultimately vest. We estimate the number of shares that will ultimately vest at each grant date based on our historical experience and adjust stock compensation cost based on changes in those estimates over time.

A summary of the changes in our RSUs during the years ended December 31, 2024, and December 31, 2023, were as follows (shares in thousands):

	December 31, 2024		December 31, 2023	
	RSUs	Weighted-Average Grant-Date Fair Value per RSU	RSUs	Weighted-Average Grant-Date Fair Value per RSU
Outstanding, beginning balance	173,333	$ 8.94	—	$ —
Granted	681,310	4.83	209,203	8.43
Vested	(133,704)	9.35	(35,870)	5.94
Canceled	(41,568)	8.32	—	—
Outstanding, ending balance	679,371	$ 5.31	173,333	$ 8.94

Compensation cost related to RSUs was $2.0 million and $0.9 million for the years ended December 31, 2024 and 2023, respectively, which is included in selling, general and administrative expenses on the consolidated statements of operations. As of December 31, 2022, there was no share-based compensation.

Performance Stock Units ("PSUs"): PSUs provide for the issuance of shares upon vesting, which occurs following the end of the performance period based on achievement of certain metrics as established by the Board of Directors. The Company recognizes expense for PSUs based on the forecasted achievement of Company performance metrics, multiplied by the fair value of the total number of shares of common stock that the Company anticipates will be issued based on such achievement. For the year ended December 31, 2024, we did not achieve the performance target criteria for 101,626 PSUs. As such, these shares were returned to the 2022 Plan.

A summary of the changes in our PSUs during the year ended December 31, 2024 is as follows:

	December 31, 2024		
			Weighted-Average Grant-Date Fair Value per PSU
	PSUs		
Outstanding, beginning balance	—	$	—
Granted	304,880		4.58
Outstanding, ending balance	304,880	$	4.58

For the years ended December 31, 2024, 2023 and 2022, there was no compensation cost related to PSUs.

As of December 31, 2024, there was $3.1 million of unrecognized compensation cost which will be recognized over a remaining weighted-average period of 1.8 years.

Note 22. Loss per Share

Basic and diluted net loss per share for the years ended December 31, 2024 and 2023, consisted of the following (*in thousands, except shares and per share amounts*):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Numerator:		
Net loss	$ (105,528)	$ (18,715)
Less net income (loss) attributable to noncontrolling interests	(163)	538
Net loss attributable to common stockholders, basic and diluted	(105,365)	(19,253)
Denominator[1]:		
Weighted average common shares outstanding — basic	48,073,973	47,088,813
Weighted average common shares outstanding — diluted	48,073,973	47,088,813
Net loss per share — basic	$ (2.19)	$ (0.41)
Net loss per share — diluted	$ (2.19)	$ (0.41)

(1) The structure of Southland's historical common equity structure was in the form of membership percentages and no shares were issued. As such, reporting periods prior to the three months ended March 31, 2023 will not present share or per share data.

As the average market price of common stock for the years ended December 31, 2024 and 2023, did not exceed the exercise price of the Warrants, the potential dilution from the Warrants converting into 14,385,500 shares of common stock for both periods have been excluded from the number of shares used in calculating diluted net loss per share as their inclusion would have been antidilutive. For the years ended December 31, 2024 and 2023, the potential dilution from unvested RSUs converting into 449,409 shares and 173,333 shares of common stock, respectively, has been excluded from the number of shares used in calculating diluted net loss per share as their inclusion would have been antidilutive.

Note 23. Recapitalization

As discussed in Note 1 – Description of Business, on the Closing Date, the Company issued 33,793,111 shares of common stock to the former members of Southland ("Southland Members") in exchange for their membership interests in Southland ("Southland Membership Interests"). Southland received net proceeds of $17.1 million. Transaction costs of $9.9 million directly related to the Merger, are included in additional paid-in capital in the consolidated balance sheets as of December 31, 2023. Immediately after giving effect to the Business Combination, there were 44,407,831 shares of Common Stock and 14,385,500 warrants, each exercisable for a share of Common Stock at an exercise price of $11.50 per share (including Public and Private placement warrants), outstanding. Prior to the Merger, Southland LLC declared a $50.0 million dividend to be payable to Southland Members, which was recorded in other noncurrent liabilities on the consolidated balance sheets. Southland Members, in lieu of cash payment, agreed to receive a promissory note for payment in the future. The notes have a four-year term and accrue interest at 7.0%. Southland, at its discretion, may make interim interest and principal payments during the term.

In December 2024, in connection with the Transaction (see Note 2), the Company exchanged $6.8 million of these notes and accrued interest thereupon in exchange for shares of Common Stock.

Earnout Shares

Pursuant to the Merger Agreement, Southland Members had potential to be issued additional consideration of up to 10,344,828 shares of Common Stock for attaining certain performance targets for the years ended December 31, 2022, and December 31, 2023. On April 27, 2023, Southland issued 3,448,283 shares of Common Stock to the Southland Members pursuant to the attainment of the 2022 Base Target (as defined in the Merger Agreement).

For the year ended December 31, 2023, we recorded a reversal of a contingent liability related to the earnout shares for an amount of $20.7 million due to changes in the likelihood of earnout shares being issued based on 2023 performance. This is included in other income, net on our consolidated statements of operations. Performance targets for December 31, 2023, were not achieved and there are no further issuances to be made under the Merger Agreement. No shares were issued pursuant to the earnout targets for 2023 as neither of the targets were attained.

Note 24. Subsequent Events

We have evaluated subsequent events through the date financial statements were available for issuance to determine if their occurrence after the balance sheet date requires adjustment to the consolidated financial statements or disclosures. We have concluded no such adjustment is necessary.

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